Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario

M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

Dated as of March 28, 2012

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	8

FORWARD-LOOKING INFORMATION	9

SCIENTIFIC AND TECHNICAL INFORMATION	11

GENERAL INFORMATION	11

Incorporation	11
Subsidiaries	12
Areas of Interest	12
General Development of the Business	12
Transactions	16

NARRATIVE DESCRIPTION OF THE BUSINESS	20

Production	20
Regional Business Units, ABG and the Copper Business Unit	21
North America	21
South America	22
Australia Pacific	22
African Barrick Gold	23
Copper Business Unit	24
Capital Projects Business	25
Mineral Reserves and Mineral Resources	25
Marketing and Distribution	37
Employees and Labor Relations	38
Competition	38
Corporate Social Responsibility	38

MATERIAL PROPERTIES	39

Goldstrike Property	39
Cortez Property	46
Lagunas Norte Mine	51
Veladero Mine	56
Zaldívar Mine	61
Porgera Mine	66
Lumwana Property	75
Pueblo Viejo Project	80
Pascua-Lama Project	87

EXPLORATION AND EVALUATIONS	93

ENVIRONMENT AND CLOSURE	96

ENTERPRISE RISK-MANAGEMENT	99

Financial Risk-Management	99

LEGAL MATTERS	102

Government Controls and Regulations	102
Legal Proceedings	105

- i -

RISK FACTORS	112

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	124

CONSOLIDATED FINANCIAL STATEMENTS	125

CAPITAL STRUCTURE	125

RATINGS	128

MARKET FOR SECURITIES	129

MATERIAL CONTRACTS	130

TRANSFER AGENTS AND REGISTRARS	131

DIVIDEND POLICY	131

DIRECTORS AND OFFICERS OF THE COMPANY	132

AUDIT COMMITTEE	140

Audit Committee Mandate	140
Purpose	140
Committee Responsibilities	141
Responsibilities of the Committee Chair	143
Powers	144
Composition	144
Meetings	144
Composition of the Audit Committee	145
Participation on Other Audit Committees	145
Audit Committee Pre-Approval Policies and Procedures	145
External Auditor Service Fees	146

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	146

NON-GAAP FINANCIAL MEASURES	147

Total Cash Costs and Net Cash Costs per Ounce/Pound	147
Realized Price	149
Adjusted Net Earnings (Adjusted Net Earnings per Share) and Return on Equity	151

INTERESTS OF EXPERTS	153

ADDITIONAL INFORMATION	153

- ii -

GLOSSARY OF TERMS

Assay

Analysis to determine the amount or proportion of the element of interest contained within a sample.

Adjusted net earnings

See “Non-GAAP Financial Measures – Adjusted Net Earnings (Adjusted Net Earnings per Share) and Return on Equity”.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

By-product

A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

Barrels of oil equivalent (boe)

Barrels of oil equivalent, determined using a ratio of six (6) thousand cubic feet of natural gas to one (1) barrel of condensate or crude oil, unless otherwise indicated.

Carbonaceous

Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (CIL)

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.

Crushing

Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

The minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Development

Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution

Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Doré

Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade

The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Grinding (Milling)

Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).

Mineral reserve

See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.

Mineral resource

See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.

Mining claim

That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net cash costs

See “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce”.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed entirely from a working that is open to the surface.

Ore

Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

See “Scientific and Technical Information”.

Realized Price

See “Non-GAAP Financial Measures – Realized Price”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

Short tons (2,000 pounds).

Total cash costs

See “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

Underhand cut and fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2011 and the exchange rate at December 31, 2011 were one Canadian dollar per 1.0117 and 0.9787 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2011 and the exchange rate at December 31, 2011 were one Australian dollar per 1.0330 and 1.0117 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2011 and the exchange rate at December 31, 2011 were one U.S. dollar per 483.83 and 519.50 Chilean pesos, respectively.

For the year ended December 31, 2011 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2011 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The Company adopted IFRS as its basis for accounting as of January 1, 2011. In prior years, Barrick prepared its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). For a description of key IFRS accounting policies that differ significantly from the comparable US GAAP policies and that Barrick has applied in preparing its first financial statements in accordance with IFRS for the opening IFRS balance sheet as at January 1, 2010, and for the year ended December 31, 2010, please refer to pages 88 to 93 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2011 contained in Barrick’s 2011 Annual Report (the “MD&A”).

Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2011 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (See Note 7 of “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). Accordingly, for U.S. reporting purposes, approximately 2.15 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Changes in Definitions of Non-GAAP Measures

Barrick uses certain non-GAAP financial measures in its financial reports. For year-end 2011, the Company introduced “adjusted operating cash flow before working capital changes” as a non-GAAP financial measure. The Company also changed how it defines “adjusted operating cash flow” and “adjusted net earnings” in 2011. For a description of “adjusted operating cash flow before working capital changes” and the changes to the definition of “adjusted operating cash flow,” please see pages 95 to 96 of Barrick’s MD&A. For a description of the changes in the definition of “adjusted net earnings,” please see page 94 of the MD&A. See also “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity);

•	diminishing quantities or grades of reserves;

•	the impact of inflation;

•

changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•

fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian schilling and Papua New Guinean kina versus the U.S. dollar);

•

changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	business opportunities that may be presented to, or pursued by, us;

•	our ability to successfully integrate acquisitions;

•	operating or technical difficulties in connection with mining or development activities;

•	employee relations;

•	availability and costs associated with mining inputs and labor;

•	litigation;

•	the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits;

•	adverse changes in our credit rating;

•	contests over title to properties, particularly title to undeveloped properties; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2011” (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or has been reviewed by, Rick Sims, Senior Director, Resources and Reserves of Barrick, Chris Woodall, Senior Director, Mining of Barrick or John Lindsay, Senior Director, Metallurgy of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Sims, Woodall, Lindsay and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Woodall, Lindsay and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “ – General Development of the Business”). In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 23, 2012 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 23, 2012, including those mines held through Barrick’s equity interest in African Barrick Gold plc, is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, Dominican Republic, Peru, Chile, Argentina, Tanzania, Zambia, Australia, Papua New Guinea, Saudi Arabia and Pakistan. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

In September 2009, Barrick entered into an agreement (the “Silver Purchase Agreement”) with Silver Wheaton Corp. (“Silver Wheaton”) for the sale of an amount of silver equivalent to the amount of silver produced from three of its current operating mines until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama. Also in September 2009, Barrick announced its intention to eliminate its outstanding gold hedges and forward sales positions. During 2009, Barrick eliminated its fixed price (non-participating) gold forward sales contracts (the “Gold Hedges”) and a significant portion of its floating spot-price (fully-participating) gold forward sales contracts (the “Floating Contracts”). During 2010, the remaining obligation relating to the Floating Contracts was repaid in full (see “Enterprise Risk Management – Financial Risk-Management – Gold Sales”).

In early 2010, Barrick’s Board of Directors approved a plan to create African Barrick Gold plc (“ABG”), a new company, to hold Barrick’s African gold mines, gold projects and gold exploration properties. On March 24, 2010, ABG issued approximately 25% of its equity to investors on the London Stock Exchange (“LSE”) through an initial public offering. In April 2010, the over-allotment option was partially exercised, resulting in a 1.1% dilution of Barrick’s interest in ABG to 73.9%. Also in April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for the Pueblo Viejo project. In March 2010, Barrick completed the acquisition of an additional 25% interest in the Cerro Casale project from Kinross Gold Corporation (“Kinross”). In 2010, Barrick Energy Inc. (“Barrick Energy”) completed three acquisitions with a total aggregate consideration of approximately $264 million.

In April 2011, Barrick announced that it had signed an agreement with Equinox Minerals Limited (“Equinox”) pursuant to which Barrick agreed to make an offer to acquire all of the issued and outstanding common shares of Equinox for an all-cash offer of C$8.15 per share. On June 1, 2011, Barrick had acquired 83% of the shares, thus obtaining control. The Company began consolidating operating results, including cash flows, from this date onwards as part of the Company’s newly formed copper business unit. On July 19, 2011, Barrick acquired 100% of the issued and outstanding common shares for total cash consideration of $7.482 billion. Equinox’s primary asset is the Lumwana copper mine, a large long-life property in the highly prospective Zambian Copperbelt. Equinox’s other significant asset is the Jabal Sayid copper project in Saudi Arabia, which is currently in construction and is expected to enter production in the second half of 2012. This acquisition was funded through the Company’s existing cash balances and $6.5 billion in new debt issued during 2011. Also in 2011, Barrick Energy completed three acquisitions, acquiring additional producing assets, proven and probable reserves, as well as facilities, with a total aggregate consideration of approximately $278 million.

For additional information regarding certain of Barrick’s recent acquisitions, dispositions and other transactions, see “General Information – Transactions” and see “Narrative Description of the Business”.

Barrick’s exploration activity is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities. For additional information regarding Barrick’s exploration programs, see “Exploration and Evaluations”.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development. The successful development of Barrick’s projects is expected to have a significant impact on Barrick’s future operations. Barrick expects to have three new mines entering production in the next two years – Pueblo Viejo and Jabal Sayid in 2012 and Pascua-Lama in 2013. For 2012, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $2.60 to $2.75 billion (2011: $2.25 billion) of its total capital expenditures on capital projects, primarily related to construction activities at Pueblo Viejo and Pascua Lama. The Company has identified a number of brownfield development projects at Barrick’s existing operations, including significant opportunities at Turquoise Ridge, Lagunas Norte, Zaldívar and Lumwana. In addition, in 2011 the Company announced two significant gold discoveries known as Red Hill and Goldrush at its 100%-owned Cortez property in Nevada. For additional information regarding Barrick’s projects, brownfield development opportunities and new discoveries, see “Exploration and Evaluations”.

Total revenues in 2011, including revenues from discontinued operations, were $14.3 billion, an increase of $3.3 billion, or 30%, compared to 2010, primarily due to higher realized gold prices and higher copper sales volumes. Realized gold prices of $1,578 per ounce in 2011 were 29% higher than in 2010, principally due to higher market gold prices (see “Non-GAAP Financial Measures – Realized Price”). In 2011, Barrick reported net earnings of $4.5 billion compared to net earnings of $3.6 billion in 2010. Adjusted net earnings were $4.7 billion in 2011, compared to $3.5 billion recorded in the prior year (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings”). The significant adjusting items in 2011 include: a $97 million charge for acquisition-related costs, including inventory purchase accounting adjustments attributable to the Equinox acquisition; $165 million in impairment charges, which include write-downs on our available-for-sale investments ($85 million), asset impairment charges in Barrick’s oil and gas business ($37 million) and on certain power-related assets at the Pueblo Viejo project ($47 million); $122 million in non-recurring tax expense; and a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of an additional 40% interest in the Cortez property in 2008 that was previously held by Kennecott Explorations (Australia) Ltd, a subsidiary of Rio Tinto plc. These charges were partially offset by $188 million in gains from the sale of assets and $66 million in unrealized gains on non-hedge derivative instruments.

In 2011, Barrick’s gold production was 7.68 million ounces, 1% lower than 2010 gold production, with total cash costs of $460 per ounce, net cash costs of $339 per ounce and cost of sales of $5.177 billion. Barrick’s copper production in 2011 was 451 million pounds of copper, 23% higher than 2010 copper production, with total cash costs of $1.75 per pound and cost of sales of $983 million. In 2010, Barrick produced 7.77 million ounces of gold and 368 million pounds of copper. For an explanation of total cash costs and net cash costs per ounce/pound, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce”. See also “Narrative Description of the Business – Production”.

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2011	2010
		(thousands of ounces)	(thousands of ounces)

North America

Goldstrike Property, Nevada (2)	100%	1,088	1,239

Round Mountain Mine, Nevada (3)	50%	178	178

Hemlo Property, Ontario	100%	227	242

Marigold Mine, Nevada (3)	33%	51	46

Bald Mountain Mine, Nevada	100%	93	59

Cortez Mine, Nevada	100%	1,421	1,141

Turquoise Ridge Mine, Nevada (3)	75%	135	124

Golden Sunlight Mine, Montana	100%	62	—

Ruby Hill Mine, Nevada	100%	127	81

		3,382	3,110

South America

Veladero Mine, Argentina	100%	957	1,121

Pierina Mine, Peru	100%	152	191

Lagunas Norte Mine, Peru	100%	763	808

		1,872	2,120

Australia Pacific

Plutonic Mine, Western Australia	100%	115	136

Yilgarn South, Western Australia (4)	100%	372	314

Kalgoorlie Mine, Western Australia (3)	50%	397	394

Kanowna Mine, Western Australia	100%	226	251

Osborne Mine, Queensland, Australia (5)	100%	—	27

Cowal Mine, Central New South Wales, Australia	100%	269	298

Porgera Mine, Papua New Guinea (3)	95%	500	519

		1,879	1,939

Africa (6)

Bulyanhulu Mine, Tanzania	73.90%	194	207

Tulawaka Mine, Tanzania (3)	51.73%	44	34

North Mara Mine, Tanzania	73.90%	126	172

Buzwagi Mine, Tanzania	73.90%	145	151

		509	564

Other		34	31

Company Total		7,676	7,765

(1)	Barrick’s interest is subject to royalty obligations at certain mines.
(2)	Effective in the first quarter of 2010, the Storm mine has been consolidated under the Goldstrike property for reporting purposes.
(3)	Barrick’s proportional share.
(4)	Effective in the first quarter of 2008, the Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes.
(5)	In September 2010, Barrick completed the divestiture of its Osborne mine.
(6)	Figures relating to ABG are stated at 100% up to March 31, 2010 and at 73.9% thereafter.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2011	2010
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	292	318

Lumwana Mine, Zambia(1)	100%	159	—

Osborne Mine, Queensland, Australia(2)	100%	—	50

Company Total		451	368

(1)

Barrick acquired the Lumwana Mine through its acquisition of Equinox Minerals Limited in June 2011. The contribution of the Lumwana Mine has been consolidated into Barrick’s results from June 1, 2011 onwards.

(2)	In September 2010, Barrick completed the divestiture of its Osborne mine.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating and geographic segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

Transactions

Acquisition of Equinox Minerals Limited

In April 2011, Barrick announced that it had signed an agreement with Equinox pursuant to which Barrick agreed to make an offer to acquire all of the issued and outstanding common shares of Equinox for an all-cash offer of C$8.15 per share. On June 1, 2011, Barrick had acquired 83% of the shares, thus obtaining control. The Company began consolidating operating results, including cash flows, from this date onwards as part of the Company’s newly formed copper business unit. On July 19, 2011, Barrick acquired 100% of the issued and outstanding common shares for total cash consideration of $7.482 billion. Equinox’s primary asset is the Lumwana copper mine, a large long-life property in the highly prospective Zambian Copperbelt. Equinox’s other significant asset is the Jabal Sayid copper project in Saudi Arabia, which is currently in construction and is expected to enter production in the second half of 2012. This acquisition was funded through the Company’s existing cash balances and $6.5 billion in new debt issued during 2011, as described in further detail below. Barrick filed a Form 51-102F4 Business Acquisition Report with respect to the Equinox transaction on August 2, 2011.

During 2011, Barrick increased its outstanding debt by $6.5 billion to fund the cost of the Equinox acquisition. In May 2011, the Company entered into a new $2 billion revolving credit facility with an interest rate of LIBOR plus 1.25%. In June 2011, Barrick drew $1 billion on this credit facility. In May 2011, Barrick drew $1.5 billion on our previously existing revolving credit facility and in June 2011, the Company issued an aggregate of $4.0 billion in debt securities.

In January 2012, Barrick entered into a new $4 billion credit facility with an interest rate of LIBOR plus 1%, which matures in 2017, to replace Barrick’s $2 billion facility that was scheduled to mature in 2016 and also to augment the Company’s overall credit capacity. Coincident with this agreement becoming effective, Barrick terminated its $2 billion facility that was obtained in April 2011 and transferred the $1 billion drawn on the $2 billion facility to the new $4 billion facility. As a result, $3 billion remains available under the new $4 billion credit facility. See “Material Contracts”.

Barrick Energy Acquisitions

In 2011, Barrick Energy completed three acquisitions. On January 14, 2011, Barrick Energy acquired a 50% interest in the Valhalla North property from Pennwest Petroleum Ltd. for approximately $25 million. In June 2011, Barrick Energy acquired all of the outstanding shares of Venturion Natural Resources Limited, for approximately $185 million. In July 2011, Barrick Energy acquired all of the outstanding shares of Culane Energy Corp, for approximately $68 million. These acquisitions were made to acquire additional producing assets, proved and probable reserves, as well as facilities to allow Barrick to grow and expand its energy business. Barrick Energy provides a natural economic hedge against Barrick’s fuel price exposure.

98.23%

Barrick Gold Corporation(Ontario)

Significant Subsidiaries, Operating Mines and Projects

Barrick North America Holding Corporation(Nevada)

Barrick Gold U.S. Inc.(California)

Barrick (PD) Australia Limited(New South Wales)

Golden Sunlight Mine (United States)

Bald Mountain Mine (United States)

Cortez Mine (United States)

Turquoise Ridge Mine(United States)

North Mara Mine(Tanzania)

Porgera Mine(Papua New Guinea)

95%

Kanowna Belle Mines (Australia)

Zaldivar Mine(Chile)

Lagunas Norte Mine(Peru)

Pierina Mine(Peru)

Pascua-Lama Project(Chile/Argentina)

Bulyanhulu Mine(Tanzania)

Goldstrike Property(United States)

Veladero Mine(Argentina)

Hemlo Property(Canada)

Round Mountain Mine(United States)

Lawlers Mine(Australia)

Darlot Mine(Australia)

Plutonic Mine(Australia)

KCGM Superpit(Australia)

Cowal Mine(Australia)

Tulawaka Mine(Tanzania)

Ruby Hill Mine(United States)

Minera Barrick Misquichilca S.A.(Peru)

South American Mineral Ventures Limited(Cayman Islands)

Compania Minera Nevada Spa.(Chile)

Barrick ExploracionesArgentina S.A.(Argentina)

Exploraciones Mineras Argentinas S.A.(Argentina)

Compania Minera Cerro Amarillo(Chile)

88.41%

Barrick Holdings Ltd. Agencia en Chile(Chile)

Barrick Holdings Ltd.(Cayman Islands)

Bulyanhulu Gold Mine Limited(Tanzania)

KMCL Holdings Ltd.(Cayman Islands)

BGC Holdings Ltd.(Cayman Islands)

Barrick Holdings International Ltd.(Cayman Islands)

Barrick International (Barbados) Corp.(Barbados)

Argentina Gold Corp(Canada)

Argentina Gold(Bermuda) I Ltd.(Bermuda)

Argentina Gold (Bermuda) II Ltd.(Bermuda)

Minera Argentina Gold S.A.(Argentina)

54.8%

Barrick Gold Finance Company(Nova Scotia)

Barrick Gold Inc.(Ontario)

85.94%

Barrick Gold Exploration Inc.(Delaware)

Barrick Gold Finance Inc.(Delaware)

Barrick Goldstrike Mines Inc.(Colorado)

ABX Financeco Inc.(Delaware)

Barrick Holding Co(California)

Barrick (HMC) Mining Company(Delaware)

Homestake Mining Company of California(California)

96%

54%

Pangea Goldfields Inc.(Ontario)

Pangea Minerals Ltd.(Tanzania)

Bargold Corporation(Delaware)

Homestake Nevada Corporation(California)

25%

25%

Grants Patch Mining Limited(Queensland)

Barrick (Darlot) NL(New South Wales)

Barrick (Lawlers) NL(Western Australia)

Barrick (Plutonic) Limited(New South Wales)

Kalgoorlie Consolidated Gold Mines Pty Ltd.(Western Australia)

Barrick (Cowal) Limited(South Australia)

Barrick (Australia Pacific) Limited(South Australia)

Barrick Mining Company (Australia) Limited(New South Wales)

Barrick (Australian Pacific Holdings) Pty Ltd.(Northern Territory)

50%

Placer B-C Limited(Grand Cayman)

Zaldivar Chile Inc.(Grand Cayman)

Compania Minera Zaldivar S.A.(Chile)

Barrick Turquoise Ridge Inc.(Delaware)

Donlin Creek Project(United States)

50%

Golden Sunlight Mines Inc. (California)

Barrick Cortez Inc.(Delaware)

Barrick (Granny Smith) Pty. Limited (Western Australia)

Barrick (GSM) Ltd.(New South Wales)

AurionGold Limited(A.C.T.)

East African Gold Mines Limited (Australian Capital Territory)

North Mara Gold Mine Limited(Tanzania)

Delta Gold Limited (New South Wales)

Barrick (Kanowna) Limited (Queensland)

Granny Smith Mine (Australia)

40%

60%

Barrick (PNG) Limited(Papua New Guinea)

Barrick (Niugini) Limited (Papua New Guinea)

75%

Pueblo Viejo Dominicana Corporation(Barbados)

Pueblo Viejo Project (Dominican Republic)

Buzwagi Mine(Tanzania)

70%

Sutton Resources Ltd.(British Columbia)

Romanex International Limited(British Columbia)

Kabanga Nickel CompanyLimited (Tanzania)

Kabanga Project(Tanzania)

Kabanga Holdings Limited(Cayman Islands)

16.67%

40%

45.2%

11.85%

Marigold Mine(United States)

33%

1051694 Ontario Inc.(Ontario)

Atacama Copper Pty Limited(New South Wales)

Tethyan Copper Company Pty Ltd(Western Australia)

Reko Diq Project(Pakistan)

75%

Dominicana Holdings Inc.(Barbados)

Cortez Hills Project (United States)

60%

Compania Minera San Jose, de Argentina(Cayman Islands)

Kagera Mining Company Limited(Tanzania)

60%

Kagera Project(Tanzania)

Donlin Creek LLC(Delaware)

4%

46%

5%

Equinox Minerals Limited(Canada)

Equinox Overseas Pty Ltd(Western Australia)

Equinox Africa Limited(Western Australia)

Lumwana Mine(Zambia)

11.01%

Inversiones Barrick Conosur Limitada(Chile)

95%

Compania Minera San Jose Inc.(Cayman Islands)

Tethyan Copper Company Pakistaon (Private) Limited(Pakiston)

BUK HoldCo Limited (United Kingdom)

African Barrick Gold Plc(United Kingdom)

1816962 Ontario Inc.(Ontario)

40%

95%

50%

PDG Sona (Cayman) Limited (Cayman Islands)

PDG Aurora LLC(Cayman Islands)

PDG Bank Limited(Barbados)

9.11%

21.03%

43.80%

9.66%

90.34%

60%

Arizona Star Resource (Bermuda) Ltd.(Bermuda)

AC 40689 Ltd.(Cayman Islands)

Compania Minera Casale Limitada(Chile)

75%

Cerro Casale Project(Chile)

Equinox Resources Limited(New South Wales)

Inversiones Arizona Star Chile Limitada(Chile)

42.3%

43.5%

Equinox Middle East Pty Ltd(Queensland)

Vertex Group Holdings WLL(Saudi Arabia)

Jabal Sayid Project(Saudi Arabia)

Bariq Mining Limited(Saudi Arabia)

Barrick Gold Corporation
Mine
Project
Donlin Creek
Plutonic
WESTERN AUSTRALIA
Lawlers
Darlot
Granny Smith
Kanowna
Kalgoorlie
Turquoise Ridge
Goldstrike
Marigold
Cortez
Bald Mountain
Ruby Hill
NEVADA
Round Mountain
Golden Sunlight
Hemlo
Pueblo Viejo
North Mara
TANZANIA
Kabanga
Tulawaka
Bulyanhulu
Buzwagi
Reko Diq*
Jabal Sayid
Porgera
Cowal
Lagunas Norte
Pierina
Zaldívar
CHILE
ARGENTINA
Cerro Casale
Pascua-Lama
Veladero
Lumwana
* The Government of Balochistan rejected the mining lease application for Barrick's Reko Diq copper-gold project in Pakistan in November 2011.
For more information about the status of this project see "Exploration and Evaluations - Projects in Feasibility".

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from the Zaldívar and Lumwana mines and holds other interests, including a nickel development project located in Africa and a copper-gold project in Pakistan. The Company also produces oil and gas through its Barrick Energy business unit in Canada, which was formed as part of Barrick’s long-term strategy to economically hedge its exposure to fuel prices by providing natural offsets to changes in energy prices (see “Enterprise Risk-Management – Financial Risk-Management – Currency, Interest Rate and Other Commodity Hedge Programs”). The Company manages its business through seven primary business units: three regional gold business units, Barrick’s 73.9% equity interest in ABG, which includes Barrick’s previously held African gold mines and exploration properties, a copper business unit, its Barrick Energy oil and gas business unit and a Capital Projects unit. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its regional gold business units, ABG, its global copper business, its oil and gas business, its Capital Projects business, and Barrick as a whole.

Production

For the year-ended December 31, 2011, Barrick produced 7.68 million ounces of gold at average total cash costs of $460 per ounce, net cash costs of $339 per ounce and cost of sales attributed to gold of $5.177 billion. Barrick’s 2012 gold production is targeted at approximately 7.3 to 7.8 million ounces. Barrick expects average total cash costs in 2012 of $520 to $560 per ounce, net cash costs of $400 to $450 per ounce and cost of sales in the range of $5.8 to $6.2 billion, assuming a market gold price of $1,700 per ounce, a market oil price of $100 per barrel and an Australian dollar exchange rate of 1:1. Barrick’s gold production mix is expected to change in 2012 as a result of higher production in North America that is offset by lower production in South America. The production mix within North America is also expected to change due to the commencement of operations at Pueblo Viejo in the Dominican Republic in the second half of 2012 and an increase in ore tons mined and processed at Goldstrike as the mine completed a stripping phase towards the end of 2011. This is expected to be partially offset by lower production at Cortez due to a decline in open pit ore grade. South America production in 2012 is expected to be lower than 2011 levels, primarily due to lower ore grades at Veladero and decreased production at Pierina. Production in the Australia Pacific region in 2012 is expected to be consistent with 2011 levels and 2012 production at ABG is expected to be slightly higher than 2011, primarily due to higher ore grades at North Mara. For an explanation of total cash costs and net cash costs per ounce/pound, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

Barrick produced 451 million pounds of copper at average total cash costs of $1.75 per pound and cost of sales attributed to copper of $983 million. Barrick’s 2012 copper production is targeted at approximately 550 to 600 million pounds at expected total cash costs of approximately $1.90 to $2.20 per pound. Copper production in 2012 is expected to be higher than 2011 as a result of as a result of a full year of production from Lumwana and the start-up of Jabal Sayid in the second half of 2012. Production at Zaldívar is expected to remain at levels similar to 2011.

Cost of sales applicable to copper in 2012 is expected to be in the range of $1.4 to $1.6 billion, assuming a market oil price of $100 per barrel and a Chilean peso exchange rate of 500:1. See “Forward-Looking Information”.

Regional Business Units, ABG and the Copper Business Unit

For gold, Barrick manages its business using a geographical business unit approach, with producing mines concentrated in three regional business units (“RBUs”) as of December 31, 2011: North America, Australia Pacific and South America, each of which is led by an RBU president. Barrick also holds a 73.9% equity interest in ABG, which includes Barrick’s previously held gold mines and exploration properties in Africa. Barrick established its global copper business unit in the fourth quarter of 2011 to manage its copper business in a manner that maximizes the value of the Company’s copper assets. The copper business unit is led by a vice-president, copper. Barrick’s internal reporting structure has been revised to reflect this organizational change. Segment financial information for the years ended December 31, 2011 and 2010 has also been revised to reflect this organizational change. Barrick’s business unit structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines in each RBU, a description of Barrick’s interests in Africa, which includes its equity interest in ABG, as well as a description of the copper business unit. Each RBU and the copper business unit receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as strategy and sustainability of mining operations, including exploration, production and closure. ABG has a greater amount of independence in comparison to Barrick’s RBUs and copper business unit, as further described below.

For details regarding 2011 production for the mines in each regional gold business unit and the copper business unit, see “General Information – General Development of the Business”. For additional details regarding the reserves and resources held in each of the regional gold business units and the copper business unit, see “– Mineral Reserves and Resources”. See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments.

North America

Barrick’s North American RBU consists of its Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties – Goldstrike Property”), its Cortez property (consisting of the Cortez mine and Cortez Hills mine, and also a material property for purposes of this Annual Information Form, see “Material Properties – Cortez Property”), its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Upon completion of construction, Barrick’s 60% interest in the Pueblo Viejo mine and its 50% interest in Donlin Gold project, both of which are currently within Barrick’s Capital Projects business at various stages of development, will form part of the North American RBU. In 2011, the North American RBU produced approximately 3.4 million ounces of gold at total cash costs of $426 per ounce and cost of sales at $1.9 billion, compared to approximately 3.1 million ounces of gold at total cash costs of $429 per ounce and cost of sales of approximately $1.8 billion in 2010. In 2012, Barrick expects gold production from its North American operations in the range of 3.425 to 3.60 million ounces. The production mix within North America is expected to change due to the commencement of operations at Pueblo Viejo in the Dominican Republic in the second half of the year and an increase in ore tons mined and processed at Goldstrike as the mine completed a substantial stripping phase towards the end of 2011. Production is also expected to be higher due to higher tons mined and processed at Bald Mountain due to the completion of a recent expansion in 2011, and higher ore grades at Golden Sunlight following the completion of an extended development period early in 2011. This is expected to be partially offset by lower production at Cortez in 2012 due to a decline in open pit ore grade. Total cash costs are expected to be $475 to $525 per ounce compared to $426 per ounce in 2011 primarily due to a change in production mix.

South America

The South American RBU’s Lagunas Norte mine in Peru and Veladero mine in Argentina are each material properties for the purposes of this Annual Information Form (see “Material Properties – Lagunas Norte and – Veladero”). Its other operation consists of its Pierina mine in Peru. Upon completion of construction, Barrick’s Pascua-Lama mine in Chile and Argentina and its 75% interest in the Cerro Casale project in Chile, both of which are currently within Barrick’s Capital Projects business at various stages of development, will form part of the South American RBU. South American RBU personnel, processes and systems are also leveraged to manage day-to-day operations at Barrick’s Zaldívar copper mine in Chile on behalf of the copper business unit (see “– Copper Business Unit” below). The Zaldívar mine was formerly included in the South American RBU. In 2011, the South American RBU produced approximately 1.9 million ounces of gold, at total cash costs of $358 per ounce and cost of sales at $905 million, compared to approximately 2.1 million ounces of gold, at total cash costs of $208 per ounce and cost of sales at $702 million in 2010. In 2012, the South American RBU is expected to produce 1.55 to 1.70 million ounces of gold. Production is expected to be lower than 2011 primarily due to lower Veladero and Pierina production and, to a lesser extent, Lagunas Norte. Mining activity at Veladero is expected to shift away from the higher grade areas of the Filo Federico pit to lower grade areas as anticipated in the life of mine plan. Total cash costs are expected to be $430 to $480 per ounce compared to $358 per ounce in 2011. The increase in total cash costs per ounce of gold from 2011 levels is primarily due to the production mix impact of lower grades at Veladero and higher labor and contractor costs due to inflation in Argentina.

Australia Pacific

Barrick’s Australia Pacific RBU consists of its 95% interest in the Porgera mine in Papua New Guinea (a material property for purposes of this Annual Information Form, see “Material Properties – Porgera Mine”), its Cowal mine, its 50% interest in the Kalgoorlie mine, its Plutonic mine, its operating mines referred to as Yilgarn South and located in the Yilgarn District in Western Australia (Darlot, Lawlers and Granny Smith) and its Kanowna mine. In 2011, the region produced approximately 1.9 million ounces of gold at total cash costs of $621 per ounce and cost of sales of $1.6 billion compared to approximately 1.9 million ounces of gold at total cash costs of $576 per ounce and cost of sales of $1.5 billion in 2010. Australia Pacific RBU personnel, processes and systems are also leveraged to manage day-to-day operations at Barrick’s Lumwana copper mine in Zambia on behalf of the copper business unit (see “– Copper Business Unit” below). In 2012, the Australia Pacific RBU is expected to produce 1.80 to 1.95 million ounces of gold, which is consistent with 2011 production. Higher production is expected at Porgera due to improved underground production primarily due to equipment availability issues and unplanned maintenance in 2011. This is expected to be offset by lower production at Kalgoorlie due to fewer tons mined in lower grade areas. Total cash costs are expected to be $700 to $750 per ounce compared to $621 per ounce in 2011. Total cash costs per ounce are expected to be higher in 2012 primarily due to the changes in Barrick’s effective Australian dollar hedge rates from 2011 to 2012, higher gas and electricity costs and higher labor due to inflation and hiring at some sites. Gas and electricity costs are higher principally due to significantly higher natural gas prices at Porgera, where it is used to generate power, as a result of the expiration of a long-term contract at the end of 2011.

African Barrick Gold

In connection with the listing of ABG on the LSE and the issuance of shares to the public in 2010, Barrick no longer has an African RBU; however, for reporting purposes ABG will continue to be treated as an operating segment within Barrick. Barrick currently holds a 73.9% equity interest in ABG. The assets, liabilities, operating results and cash flows of ABG are consolidated by Barrick. ABG’s operations consist of its Bulyanhulu mine, its 70% interest in the Tulawaka mine, its North Mara mine and its Buzwagi mine, all located in Tanzania. ABG has identified various opportunities to add production beyond 2012, including the Gokona/Nyabigena underground zones; a process plant expansion at North Mara; a process plant expansion and the Upper East Zone at Bulyanhulu; and at the Golden Ridge exploration property. ABG continues to make progress in its evaluation of these opportunities to create value at its existing operations and to develop acquired exploration properties.

In 2011, Barrick’s equity interest in ABG’s gold production was approximately 509,000 ounces of gold at total cash costs of $692 per ounce and cost of sales of $523 million, compared to 564,000 ounces of gold at total cash costs of $570 per ounce and cost of sales of $480 million.

In 2012, Barrick expects equity gold production from ABG, reflecting Barrick’s 73.9% equity interest, in the range of 500,000 to 535,000 ounces, consistent with 2011. North Mara production is expected to be higher due to higher ore grades mined and milled from slightly fewer tons processed. Buzwagi production is expected to be lower due to a shift to mining lower grade areas. Total cash costs are expected to be $790 to $860 per ounce compared to $692 per ounce in 2011. Total cash costs per ounce are expected to be higher due to the production mix impact of lower Buzwagi grades and an increase in labor, gas and electricity costs at several sites.

Barrick and its affiliates provide certain services to ABG and its subsidiaries for the ongoing operation of ABG’s business pursuant to a services agreement entered into by the parties. In addition, Barrick and ABG are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the relationship agreement is to ensure that ABG is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains at 40% equity interest in ABG, Barrick is entitled to appoint the greater of (i) three non-executive directors to ABG’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to ABG’s board of directors, while ensuring ABG is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in ABG falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 23, 2012, ABG had nine directors, two of which were appointed by Barrick. The relationship agreement will remain in force as long as ABG’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) ABG agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in ABG. If either Barrick or ABG wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice. For additional information regarding ABG’s IPO, see “General Information – General Development of the Business”.

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by ABG and form part of the copper business unit. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania (see “Exploration and Evaluations”). Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia (see “Material Properties – Lumwana Mine”).

Copper Business Unit

Barrick’s copper business unit was established in the fourth quarter of 2011 and is responsible for managing Barrick’s copper business in a manner that maximizes the value of the Company’s copper assets. The copper business unit is distinct from the regional business units and ABG. It is headed by a vice-president, copper and has an experienced staff to manage and operate the copper business. The copper business unit consists of Barrick’s Zaldívar copper mine in Chile and its Lumwana mine in Zambia, both of which are material properties for the purposes of this Annual Information Form (see “Material Properties – Zaldívar Mine, and Material Properties – Lumwana Mine”). The copper business unit leverages the existing personnel, processes and systems at the South American RBU and Australia Pacific RBU to manage the day-to-day operations at the Zaldívar and Lumwana properties, respectively. The projects included in Barrick’s copper business unit consist of the Jabal Sayid project in Saudi Arabia, the Reko Diq copper-gold project in Pakistan and the Kabanga nickel project in Tanzania (see “Exploration and Evaluations”). The copper business unit’s long-term strategy is to maximize the value of these important assets by providing strategic oversight of copper production and marketing, the adoption of best practices in mining throughout the portfolio of mines and projects, as well as advancing value creation opportunities with the copper business, such as the Lumwana and Zaldívar expansion opportunities (see “Exploration and Evaluations – Expansion of Existing Operations”). In 2011, the copper business unit produced 451 million pounds of copper, at total cash costs of $1.75 per pound and cost of sales at $983 million, compared to 368 million pounds of copper, at total cash costs of $1.10 per pound and cost of sales at $430 million in 2010. Copper production for 2011 increased by 23% compared to the prior year, mainly due to production from Lumwana, which was acquired as part of the Equinox transaction, partially offset by lower production in Zaldívar due to lower average head grades and the impact of the divestiture of the Osborne mine in the third quarter of 2010. In 2011, cost of sales increased by 129% over the prior year, primarily due to the inclusion of Lumwana production and the impact of higher input prices for fuel, power and sulfuric acid costs at Zaldívar. Total cash costs per pound increased by 59% over the prior year, reflecting higher direct production costs and lower production levels at Zaldívar and the impact of higher cost production from Lumwana.

Barrick expects 2012 copper production in the range of approximately 550 to 600 million pounds, resulting from a full year of production from Lumwana and the start-up of Jabal Sayid in the second half of 2012. Production at Zaldívar is expected to remain at levels similar to 2011. Total cash costs for copper in 2012 are expected to be in the range of $1.90 to $2.20 per pound, approximately $0.30 higher than 2011 and mainly the result of the impact of a full year’s contribution from Lumwana, an increase to the Zambian government royalty rate, start-up of Jabal Sayid at higher average cash costs per pound and an increase in market prices for sulfuric acid at Zaldívar.

Capital Projects Business

Barrick’s Capital Projects business consists of its 60% interest in the Pueblo Viejo mine in the Dominican Republic (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Project”), its 50% interest in the Donlin Gold project (see “Exploration and Evaluations”), its Pascua-Lama mine in Chile and Argentina (a material property for the purposes of this Annual Information Form, see “Material Properties – Pascua-Lama Project”) and its 75% interest in the Cerro Casale project in Chile (see “Exploration and Evaluations”).

In 2007, reflecting the importance of its projects, Barrick expanded the capacity of the group responsible for the development and construction of projects through the addition of experienced staff with the necessary specialized skill set associated with project management. In 2008, Barrick formed a dedicated Capital Projects group that is distinct from the RBUs to focus on managing large projects and building new mines. This specialized group is intended to manage, in coordination with the regional businesses, the development of Barrick’s projects from project design, permitting, construction and commissioning through to the commencement of commercial operations, at which point primary responsibility for the project’s operations transfer to the RBUs. Since February 2011, Barrick has reorganized its Capital Projects group, increasing the involvement and coordination of its RBUs in the construction of major projects to assist in operational readiness and to capture regional synergies. For additional information regarding Barrick’s projects, see “Material Properties – Pueblo Viejo Project”, “Material Properties – Pascua-Lama Project” and “Exploration and Evaluations”.

Mineral Reserves and Mineral Resources

At December 31, 2011, Barrick’s total proven and probable gold mineral reserves were 139.9 million ounces. In aggregate, Barrick increased its total reserves by approximately 9.1 million ounces in 2011, which offset the depletion of 9.0 million ounces from 2011 production. The increase primarily reflects incremental reserves due to reserve additions at Goldstrike, Cortez, Pueblo Viejo, Turquoise Ridge, Veladero and North Mara (see “– Reconciliation of Mineral Reserves”). At December 31, 2011, Barrick’s total proven and probable copper reserves were 12.7 billion pounds. During 2011, Barrick produced 451 million pounds of copper (685 million contained pounds) as compared to approximately 368 million pounds of copper at December 31, 2010 (577 million contained pounds).

Except as noted below, 2011 reserves have been calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $22.00 per ounce, an assumed copper price of $2.75 per pound and exchange rates of $1.00 C$/US$ and $0.90 US$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2011 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “– Notes to the Mineral Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties”.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934. Industry Guide 7 (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “– Notes to the Mineral Reserves, Resources and Reconciliation Tables”). For U.S. reporting purposes, as at December 31, 2011, approximately 2.15 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

GOLD MINERAL RESERVES (1),(3),(4),(7),(10),(11)

As at December 31, 2011	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	58,885	0.092	5,427	38,440	0.102	3,915	97,325	0.096	9,342
Goldstrike Underground	4,071	0.330	1,344	7,824	0.216	1,691	11,895	0.255	3,035
Goldstrike Property Total	62,956	0.108	6,771	46,264	0.121	5,606	109,220	0.113	12,377
Pueblo Viejo (60.00%)	23,925	0.098	2,342	164,804	0.078	12,831	188,729	0.080	15,173
Cortez	30,714	0.070	2,153	276,165	0.045	12,335	306,879	0.047	14,488
Bald Mountain	86,914	0.019	1,614	220,248	0.016	3,488	307,162	0.017	5,102
Turquoise Ridge (75.00%)	5,000	0.444	2,222	6,986	0.440	3,072	11,986	0.442	5,294
Round Mountain (50.00%)	27,521	0.020	562	55,167	0.015	849	82,688	0.017	1,411
South Arturo (60.00%)	—	—	—	28,237	0.050	1,398	28,237	0.050	1,398
Ruby Hill	965	0.060	58	15,813	0.058	920	16,778	0.058	978
Hemlo	3,661	0.102	375	12,959	0.059	764	16,620	0.069	1,139
Marigold Mine (33.33%)	13,232	0.017	221	64,053	0.015	973	77,285	0.015	1,194
Golden Sunlight	2,689	0.057	153	6,243	0.053	334	8,932	0.055	487
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	43,514	0.050	2,167	380,603	0.041	15,694	424,117	0.042	17,861
Veladero	36,931	0.022	828	444,222	0.022	9,730	481,153	0.022	10,558
Lagunas Norte	17,132	0.036	625	197,286	0.028	5,526	214,418	0.029	6,151
Pierina	6,813	0.015	103	61,052	0.011	668	67,865	0.011	771
AUSTRALIA PACIFIC
Porgera (95.00%)	18,267	0.117	2,138	57,105	0.074	4,228	75,372	0.084	6,366
Kalgoorlie (50.00%)	67,193	0.030	2,047	41,650	0.056	2,347	108,843	0.040	4,394
Cowal	14,774	0.024	353	50,506	0.037	1,856	65,280	0.034	2,209
Plutonic	1,015	0.025	25	1,972	0.191	377	2,987	0.135	402
Kanowna Belle	3,403	0.146	497	2,458	0.136	335	5,861	0.142	832
Darlot	1,627	0.126	205	1,178	0.129	152	2,805	0.127	357
Granny Smith	1,060	0.158	168	2,974	0.157	467	4,034	0.157	635
Lawlers	859	0.157	135	810	0.122	99	1,669	0.140	234
Henty	—	—	—	—	—	—	—	—	—
AFRICA (12)
Bulyanhulu (73.90%)	1,002	0.314	315	21,961	0.343	7,542	22,963	0.342	7,857
North Mara (73.90%)	9,367	0.081	761	19,630	0.092	1,814	28,997	0.089	2,575
Buzwagi (73.90%)	4,039	0.032	129	45,997	0.044	2,025	50,036	0.043	2,154
Tulawaka (51.73%)	36	0.111	4	99	0.434	43	135	0.348	47
OTHER	131	0.344	45	42	0.190	8	173	0.306	53

TOTAL	674,640	0.045	30,602	3,026,672	0.036	109,329	3,701,312	0.038	139,931

COPPER MINERAL RESERVES (1) ,(3),(4),(7),(10),(11)

As at December 31, 2011	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons 165	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	425,791	0.528	4,496	211,304	0.498	2,106	637,095	0.518	6,602
Lumwana	147,415	0.587	1,731	322,535	0.493	3,178	469,950	0.522	4,909
Jabal Sayid	16,500	2.206	728	10,315	2.201	454	26,815	2.204	1,182
TOTAL	589,706	0.590	6,955	544,154	0.527	5,738	1,133,860	0.560	12,693

See “– Notes to the Mineral Reserves, Resources, and Reconciliation Tables.”

GOLD MINERAL RESOURCES (1),(2),(3),(5)

As at December 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	886	0.032	28	3,726	0.032	119	147	564	0.055	31
Goldstrike Underground	985	0.341	336	5,092	0.293	1,492	1,828	2,698	0.298	805
Goldstrike Property Total	1,871	0.195	364	8,818	0.183	1,611	1,975	3,262	0.256	836
Pueblo Viejo (60.00%)	2,296	0.062	143	117,898	0.055	6,454	6,597	14,970	0.047	701
Cortez	3,159	0.038	121	51,232	0.071	3,636	3,757	21,881	0.074	1,615
Red Hill – Gold Rush	—	—	—	11,221	0.113	1,273	1,273	41,290	0.139	5,748
Bald Mountain	34,428	0.014	480	88,763	0.013	1,143	1,623	72,491	0.011	787
Turquoise Ridge (75.00%)	7,995	0.128	1,024	54,399	0.122	6,617	7,641	25,494	0.130	3,303
Round Mountain (50.00%)	17,795	0.022	400	65,625	0.014	938	1,338	38,847	0.012	464
South Arturo (60.00%)	—	—	—	21,482	0.039	828	828	10,458	0.023	236
Ruby Hill	1,331	0.024	32	106,295	0.021	2,213	2,245	5,779	0.034	196
Hemlo	2,000	0.110	220	2,735	0.069	190	410	2,937	0.127	374
Marigold Mine (33.33%)	683	0.012	8	10,294	0.012	127	135	3,674	0.013	48
Golden Sunlight	121	0.041	5	595	0.040	24	29	1,605	0.036	57
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.008	164	226,634	0.010	2,330	2,494	413,013	0.011	4,513
Pascua-Lama	23,420	0.031	722	246,510	0.024	6,012	6,734	35,590	0.034	1,215
Veladero	3,800	0.009	36	40,229	0.011	428	464	74,600	0.008	573
Lagunas Norte	884	0.014	12	34,280	0.014	493	505	7,920	0.014	109
Pierina	581	0.012	7	9,662	0.013	125	132	9,474	0.006	61
AUSTRALIA PACIFIC
Porgera (95.00%)	9,065	0.080	724	18,304	0.066	1,209	1,933	22,671	0.130	2,936
Kalgoorlie (50.00%)	6,054	0.035	212	17,157	0.032	554	766	348	0.078	27
Cowal	—	—	—	37,191	0.032	1,187	1,187	12,418	0.030	374
Plutonic	240	0.117	28	2,211	0.293	647	675	3,975	0.298	1,183
Kanowna Belle	2,776	0.128	354	3,550	0.122	432	786	5,631	0.104	588
Darlot	766	0.187	143	579	0.199	115	258	1,043	0.215	224
Granny Smith	403	0.159	64	2,104	0.168	353	417	5,316	0.237	1,261
Lawlers	—	—	—	977	0.289	282	282	472	0.316	149
Reko Diq (37.50%)	718,521	0.009	6,466	514,465	0.006	3,040	9,506	1,192,569	0.005	6,399
AFRICA (12)
Bulyanhulu (73.90%)	—	—	—	14,472	0.154	2,230	2,230	6,776	0.350	2,372
North Mara (73.90%)	2,222	0.061	136	10,803	0.086	928	1,064	1,269	0.075	95
Buzwagi (73.90%)	110	0.036	4	28,800	0.033	943	947	8,390	0.034	283
Nyanzaga (73.90%)	—	—	—	60,186	0.043	2,572	2,572	7,381	0.060	442
Tulawaka (51.73%)	—	—	—	500	0.160	80	80	95	0.168	16

OTHER	34	0.353	12	3	0.333	1	13	4	0.250	1

TOTAL	864,172	0.014	12,194	2,102,071	0.032	68,205	80,399	2,102,468	0.019	40,183

COPPER MINERAL RESOURCES (1),(2),(3),(5)				165

As at December 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	78,576	0.433	680	59,006	0.462	545	1,225	40,439	0.543	439
Lumwana	4,698	0.713	67	162,737	0.619	2,015	2,082	882,479	0.604	10,660
Jabal Sayid	1,984	1.890	75	4,212	2.077	175	250	19,436	0.962	374
Reko Diq (37.50%)	718,521	0.536	7,697	514,465	0.392	4,034	11,731	1,192,569	0.352	8,393
TOTAL	803,779	0.530	8,519	740,420	0.457	6,769	15,288	2,134,923	0.465	19,866

See “– Notes to the Mineral Reserves, Resources, and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1),(A)

For the year ended Dec. 31, 2011	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	23,925	0.76	18,144	164,804	0.47	77,956	188,729	0.51	96,100	87.1%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	43,514	1.73	75,454	380,603	1.58	600,795	424,117	1.59	676,249	81.6%
Lagunas Norte	17,132	0.12	2,021	197,286	0.11	21,884	214,418	0.11	23,905	21.6%
Veladero	26,689	0.38	10,259	444,222	0.42	187,436	470,911	0.42	197,695	6.2%
Pierina	6,813	0.58	3,945	61,052	0.32	19,319	67,865	0.34	23,264	37.0%

AFRICA (12)
Bulyanhulu (73.90%)	1,002	0.21	207	21,961	0.28	6,079	22,963	0.27	6,286	75.0%

TOTAL	308,975	0.39	120,595	2,070,116	0.46	946,920	2,379,091	0.45	1,067,515	65.3%

(A)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1),(A)

For the year ended Dec. 31, 2011	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	23,925	0.080	38.3	164,804	0.096	316.0	188,729	0.094	354.3	79.5%

SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	43,514	0.096	83.7	380,603	0.075	574.4	424,117	0.078	658.1	63.0%

AFRICA (12)
Bulyanhulu (73.90%)	1,002	0.369	7.4	21,961	0.683	299.9	22,963	0.669	307.3	95.0%
Buzwagi (73.90%)	4,039	0.068	5.5	45,997	0.118	108.3	50,036	0.114	113.8	70.0%

TOTAL	262,380	0.163	856.2	1,413,553	0.174	4,911.9	1,675,933	0.172	5,768.1	84.2%

(A)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “– Notes to the Mineral Reserves, Resources, and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,296	0.37	839	117,898	0.30	35,723	36,562	14,970	0.37	5,572

SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.04	720	226,634	0.03	7,257	7,977	413,013	0.03	12,594
Pascua-Lama	23,420	0.71	16,708	246,510	0.68	168,459	185,167	35,590	0.45	16,055
Lagunas Norte	884	0.06	50	34,280	0.05	1,778	1,828	7,920	0.05	397
Veladero	3,800	0.16	614	40,229	0.35	14,049	14,663	74,600	0.33	24,523
Pierina	581	0.22	128	9,662	0.19	1,820	1,948	9,474	0.31	2,928

AFRICA
Bulyanhulu (73.90%)	—	—	—	14,472	0.13	1,829	1,829	6,529	0.30	1,949

TOTAL	50,337	0.38	19,059	689,685	0.33	230,915	249,974	562,096	0.11	64,018

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2011	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,296	0.12	5.5	117,898	0.084	198.3	203.8	14,970	0.077	23.0

SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.126	48.7	226,634	0.161	730.5	779.2	413,013	0.191	1,580.1
Pascua-Lama	23,420	0.061	28.7	246,510	0.053	261.0	289.7	35,590	0.047	33.7

AFRICA
Buzwagi (73.90%)	110	0.09	0.2	28,800	0.098	56.7	56.9	8,390	0.089	14.9

TOTAL	45,182	0.092	83.1	619,842	0.101	1,246.5	1,329.6	471,963	0.175	1,651.7

NICKEL MINERAL RESOURCES (1)

For the year ended Dec. 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	7,606	2.490	378.8	12,897	2.720	701.6	1,080.4	11,464	2.600	596.1

See “– Notes to the Mineral Reserves, Resources, and Reconciliation Tables.”

Reconciliation of Mineral Reserves (1,7,10,11)

Based on attributable ounces
Gold Property (000’s of ounces) (9)	Mineral Reserves 12/31/2010	Processed in 2011	Increase (decrease)	Mineral Reserves 12/31/2011
NORTH AMERICA
Goldstrike Open Pit	9,656	875	561	9,342

Goldstrike Underground	2,958	327	404	3,035

Goldstrike Property Total	12,614	1,202	965	12,377

Pueblo Viejo (60.00%)	14,195	0	978	15,173

Cortez	14,494	1,566	1,560	14,488

Bald Mountain	4,748	159	513	5,102

Turquoise Ridge (75.00%)	4,224	146	1,216	5,294

Round Mountain (50.00%)	1,319	206	298	1,411

South Arturo (60.00%)	1,391	0	7	1,398

Ruby Hill	1,122	140	-4	978

Hemlo	1,362	226	3	1,139

Marigold Mine (33.33%)	775	80	499	1,194

Golden Sunlight	539	71	19	487

Donlin Gold (50.00%)	0	0	0	0

SOUTH AMERICA
Cerro Casale (75.00%)	17,377	0	57	17,434

Pascua-Lama	17,845	0	16	17,861

Veladero	11,291	1,309	576	10,558

Lagunas Norte	6,618	914	447	6,151

Pierina	791	201	181	771

AUSTRALIA PACIFIC
Porgera (95.00%)	7,432	565	-501	6,366

Kalgoorlie (50.00%)	3,780	487	1,101	4,394

Cowal	2,478	330	61	2,209

Plutonic	420	116	98	402

Kanowna Belle	1,086	252	-2	832

Darlot	403	93	47	357

Granny Smith	617	216	234	635

Lawlers	352	95	-23	234

Reko Diq (37.50%)	0	0	0	0

AFRICA
Bulyanhulu (73.90%)	8,147	158	-132	7,857

North Mara (73.90%)	2,096	156	635	2,575

Buzwagi (73.90%)	2,137	120	137	2,154

Tulawaka (51.73%)	49	44	42	47

OTHER (3)	84	103	72	53

TOTAL	139,786	8,955	9,100	139,931

Copper Property (million pounds) (9)	Mineral Reserves 12/31/2010	Processed in 2011	Increase (decrease)	Mineral Reserves 12/31/2011

Zaldivar	6,514	408	496	6,602

Lumwana	0	277	5,186	4,909

Jabal Sayid	0	0	1,182	1,182

TOTAL	6,514	685	6,864	12,693

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.
(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.
(3)	Mineral reserves and resources have been calculated as at December 31, 2011, unless otherwise indicated.
(4)	Mineral reserves as at December 31, 2011 have been calculated using an assumed gold price of $1,200 (A$1,330) per ounce, an assumed silver price of $22.00 per ounce, an assumed copper price of $2.75 per pound and exchange rate of $0.90 US$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Plutonic have been calculated using an assumed long-term average gold price of $1,250 per ounce.
(5)	Mineral resources as at December 31, 2011 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,400 (A$1,560) per ounce, an assumed silver price of $28.00 per ounce and an assumed copper price of $3.25 per pound have been used in estimating resources.
(6)	Mineral reserves as at December 31, 2010 have been calculated using an assumed gold price of $1,000 (A$1,180) per ounce, a silver price of $16.00 per ounce, a copper price of $2.00 per pound and an exchange rate of $0.85 US$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.
(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2011, approximately 2.15 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.
(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
(9)	Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

(10)	Gold mineral reserves as at December 31, 2011 include stockpile material totalling approximately 216 million tons, containing approximately 9.5 million ounces. Properties at which stockpile material exceeds 30 thousand ounces and represents more than 5% of the reported gold reserves are as follows:

Property	Tons (000’s)	Grade (oz/ton)	Contained Ounces (000’s)
Cortez	33,453	0.022	726
Pueblo Viejo	7,876	0.105	826
Buzwagi	9,784	0.012	121
Cowal	14,642	0.023	335
Porgera	23,834	0.058	1,382
Kalgoorlie	53,851	0.023	1,255
Goldstrike Open Pit	49,770	0.084	4,176

(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2011 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (oz/ton)
Bulyanhulu	91.2%	0.161 - 0.187
Buzwagi	89.0%	0.019 - 0.030
Tulawaka	93.0%	0.102 - 0.122
North Mara	86.2%	0.034 - 0.055
Cowal	76.2%	0.009 - 0.016
Darlot	95.0%	0.091 - 0.104
Kalgoorlie	83.3%	0.015 - 0.042
Lawlers	94.8%	0.088 - 0.111
Plutonic	85.9%	0.095 - 0.128
Granny Smith	88.0%	0.072 - 0.107
Kanowna Belle	89.4%	0.020 - 0.160
Porgera	87.5%	0.028 - 0.091

David Bell Mine	92.4%	0.086 - 0.166
Williams Mine	92.1%	0.015 - 0.085
Goldstrike Open Pit	78.5%	0.035 - 0.045
Goldstrike Underground	88.6%	0.134 - 0.155
Marigold Mine	73.0%	0.005 - 0.007
South Arturo	70.0%	0.003 - 0.032
Rossi	84.2%	0.135 - 0.200
Round Mountain	72.6%	0.005 - 0.014
Ruby Hill	73.0%	0.004 - 0.012
Bald Mountain	70.1%	0.003 - 0.006
Cortez	81.7%	0.004 - 0.203
Golden Sunlight	77.2%	0.017 - 0.018
Turquoise Ridge	92.0%	0.204 - 0.238
Pueblo Viejo	92.2%	0.029 - 0.054
Lagunas Norte	63.6%	0.004 - 0.023
Pascua-Lama	86.2%	0.025 - 0.032
Cerro Casale	74.4%	0.006 - 0.009
Pierina	82.2%	0.0036 - 0.0039
Veladero	75.5%	0.004 - 0.013

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)
Zaldívar	66.8%	0.184 - 0.262
Lumwana	91.0%	0.200 - 0.350
Jabal Sayid	95.9%	1.100

(12)	In March 2010, Barrick created ABG to hold its African gold mines, gold projects and gold exploration properties. Barrick’s current equity interest in ABG is 73.9%.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, hedges against future inflation and portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

Gold price volatility remained historically high in 2011, with the price ranging from $1,319 per ounce to an all-time nominal high of $1,921 per ounce. The average market price for the year of $1,572 per ounce was also a record and represented a 28% increase over 2010. Gold has continued to attract investor interest due to sovereign debt concerns and very accommodative monetary policies by some of the world’s most prominent central banks, resulting in gold performing its traditional role as a store of value and an alternative to fiat currency. The continuing uncertain macroeconomic environment and loose monetary policies, together with the limited choice of alternative safe haven investments, is supportive of continued strong investment demand. Throughout 2011, Barrick has continued to see increased interest in holding gold as an investment. This was evidenced by the growth in Exchange Traded Funds (“ETFs”), as well as the worldwide demand for physical gold in forms such as bars and coins. Physical demand for gold for jewelry and other uses also remains a significant driver of the overall gold market. A continuation of these trends is supportive of higher gold prices.

Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. As of December 31, 2011, gold exchange traded funds held approximately 77 million ounces compared to holdings of 72 million ounces at 2010 year end – an increase of 7%. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction, and consumer durables. Copper is traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years to the end of 2011, LME prices per pound have ranged from a low of 61 cents to a high, reached in February 2011, of $4.62. Copper prices experienced a volatile year in 2011, as LME copper prices traded in a wide range of $3.01 per pound to an all-time high of $4.62 per pound, averaged $4.00 per pound, and closed the year at $3.43 per pound. Copper’s rise to all-time highs occurred mainly as a result of strong demand from emerging markets, especially China, decreasing exchange stockpiles and increasing investor interest in base metals with strong forward-looking supply and demand fundamentals. Copper prices should continue to be positively influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2011, excluding contractors, Barrick employed approximately 18,400 employees worldwide, as well as approximately 2,460 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. Unions represent approximately 5,900 persons at the Company’s operations. Generally, management believes that labor relations at all locations are good.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Despite generally good labor relations, recent increased demand for skilled workers in the resource industry and increased demand for higher wages have led to high employee turnover and increasing costs at certain of Barrick’s operations. Certain Barrick mines may be adversely impacted if either the increased demand for higher wages leads to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “– Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

In 2011, Barrick continued to focus on Corporate Social Responsibility (“CSR”) initiatives across all geographies and functional areas of the business. Barrick established an external CSR Advisory Board and named five individuals with broad-ranging expertise to provide advice and guidance on challenging social and environmental issues and to encourage further innovation and leadership in CSR. Professor

John Ruggie, author of the UN Guiding Principles on Business and Human Rights, has been named as a Special Consultant to the Advisory Board. Also in 2011, Barrick appointed Dr. Dambisa Moyo to serve as an independent director, lending additional CSR expertise to the Company’s Board of Directors (see “Directors and Officers of the Company” for additional information about Dr. Moyo).

Barrick reaffirmed its corporate-wide commitment to human rights in 2011, developing a comprehensive human rights compliance program that includes: adoption of a new corporate human rights policy that sets out clear human rights expectations for all employees, contractors and third-party suppliers; implementation of mandatory human rights training and new reporting procedures; and engagement of third-party experts to co-develop and conduct human rights assessments at all mine sites and projects over a three-year period, with a priority on higher risk operations. These measures reinforce Barrick’s zero tolerance policy toward human rights violations wherever Barrick operates. In 2010, Barrick became the first Canadian mining company to join the Voluntary Principles on Security and Human Rights (“Voluntary Principles”), a set of guidelines by which companies in the extractive sector can maintain the safety and security of their operations, while ensuring respect for human rights and fundamental freedoms. The Company continues to advance the implementation of the Voluntary Principles, engaging in the tripartite process with non-governmental organizations, extractive companies and government members. In late 2011, Barrick was elected to the steering committee of the Voluntary Principles by peer companies. Barrick will sit on this steering committee for the 2012-13 term.

In 2011, Barrick renewed its commitment to positive and mutually beneficial relationships in communities where it operates, establishing a new corporate policy on Community Relations and completing the development of a community relations management system (“CRMS”). The CRMS is designed to ensure community relations are carried out in a systematic manner across the company, consistent with international best practice. Audits are planned at five key sites in 2012 to evaluate progress in implementing the CRMS and in managing priority social risks. The target for CRMS implementation across all operations is the end of 2013.

Barrick’s CSR continues to receive international recognition. In 2011, the Company was listed for the fourth consecutive year in the Dow Jones Sustainability World Index and was the only Canadian mining company ranked among the top 100 companies worldwide by the NASDAQ Global Sustainability Index. In addition, the Carbon Disclosure Project named Barrick a climate disclosure leader for the Company’s climate change strategy and reporting practices. (see “Environment and Closure” for additional information on Barrick’s environmental standards and practices).

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Goldstrike, Cortez, Lagunas Norte, Veladero, Zaldívar, Porgera and Lumwana mines and its Pueblo Viejo and Pascua-Lama projects as material properties. The following is a description of Barrick’s material properties.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation (“Newmont”) that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations. Vegetation is dominated by grass and shrubs.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a CIL mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery. A total of approximately 1,600 employees work at the Goldstrike property.

As of December 31, 2011, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage. Unpatented mining claims are renewed on an annual basis and all fees necessary are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick. The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation. Goldstrike’s production in total was 1,088 thousand ounces of gold in 2011 at cash costs of $511 per ounce compared to 1,239 thousand ounces of gold in 2010 at cash costs of $475 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 13 years for underground mining, 14 years for open pit mining and 16 years for processing operations. The increase in the expected remaining life of processing operations to 16 years (2010: 15 years) is mainly a result of additional underground ores as well as additional toll ores purchased from third-party vendors. In August 2011, the autoclaves were converted from an acid circuit to an alkaline circuit, and Barrick is also moving forward with the introduction of thiosulfate processing technology, as further described below. As a result of these changes, Barrick has extended the operating life of the autoclaves, allowing Goldstrike to process certain ore at an earlier stage using the autoclaves instead of processing that same ore at a later stage using the roaster.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996. The Meikle orebody incorporates 5 mineralized zones: the Main Meikle,

Meikle Extension, South Meikle, Griffin, and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002. The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the open pit mine.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All material permits and rights to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements. The remaining power requirements are satisfied by open market purchases of electricity.

Due to increasing levels of carbonate in the ore being mined at the Goldstrike property, certain necessary changes to the autoclaves have been made to convert the pressure oxidation process from an acid circuit to an alkaline circuit. This technology, which was tested at Goldstrike in 2009, has a lower recovery than the acid autoclave configuration, but has better economics with increased levels of carbonate. The autoclaves commenced operation in the alkaline mode in August 2011. Currently all six autoclaves may still be run in an acid mode, but up to three of the six autoclaves may be operated in an alkaline mode. Barrick has also successfully operated a demonstration plant using a technology that will allow treatment of carbonaceous material (which was previously processed exclusively at the roaster) through the autoclaves. This technology uses thiosulphate to leach the gold after pressure oxidation rather than cyanide and resin to collect the dissolved gold rather than carbon. Conversion to this new process is underway and will allow the autoclaves to continue to operate through the remaining life of the mine. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with its approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property, delivered to Barrick’s Meikle mine, or delivered to Newmont for mining and milling use. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint. In 2011, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The mine’s operations are compliant with the requirements of the International Cyanide Management Code.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $116 million (as described in Note 24 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2011, 5,644 meters were drilled in eight exploration holes. Two underground core holes tested for deep mineralization below Deep North Post, a new orebody in the Meikle zone. Four exploration holes were completed at each of Ren (a deep underground target north of the Banshee zone in the Meikle mine) and Dee (a target area north of Goldstrike near the Storm and Arturo deposits). There were no significant new discoveries in 2011 as a result of these exploration efforts on the Goldstrike property.

For 2012, Goldstrike has proposed a $5.75 million budget to test three target areas with five deep drill holes. The three target areas are Deep Betze (one hole to test for mineralization proximal to feeder structures in untested potentially favorable Pogonip limestone hose rock deep below the current Goldstrike pit); North Leeville (one hole to test projected northern extension of the Leeville-Turf Trend for high-grade underground mineralization near the planned TD#3 area on the east side of the property); and Ren (three holes to test target areas at Ren similar to the JB zone which contains a 1.6 million ounce underground resource approximately 1.5 kilometers north of current underground workings). The plan is to complete these programs in the first half of 2012 with follow-up on any successful programs in the second half of the year.

At Goldstrike, several historic exploration target areas have been transferred to a specialized technical services group known as “Minex Projects”. Projects in this group are budgeted and implemented through the surface and underground mine geologists. Exploration geologists share all geological understanding, data and target concepts with Minex geologists. Exploration drill supervisors and geo-technicians provide supervision and assistance for drilling logistics, sample submittals and core shed activities in support of Minex Projects. The Goldstrike exploration team continues to compile, update and evaluate all geological, geophysicial and geochemical data on the Goldstrike, Ren, Dee and Rossi properties in search of new ore bodies.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. Substantially all assaying of drill samples is done on 1.5 meter intervals using the fire assay method.

The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 5% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2011	Year ended December 31, 2010(1)
Tons mined (000’s)	119,523	123,681
Tons of ore processed (000’s)	7,798	7,993
Average grade processed (ounces per ton)	0.166	0.187
Recovery rate (%)	84.1%	83.0%
Ounces of gold produced (000’s)	1,088	1,239
Average total cash costs per ounce (2)	$511	$475

(1)	Effective Q1 2010, the Storm mine has been consolidated with Goldstrike for reporting purposes.
(2)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The map below shows the design and layout of the Goldstrike property.

Cortez Property

General Information

The Cortez mine is located 100 kilometers southwest of Elko, Nevada in Lander County and currently employs approximately 1,100 people. The Pipeline property is 11 kilometers northwest and the Cortez Hills property is 4 kilometers southeast of the original Cortez milling complex. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on the mine’s operations. The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site. Vegetation is dominated by grass and shrubs.

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott in September 2005 and confirmed by Barrick in 2006. The Cortez property encompasses an area of interest of about 100,561 hectares. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 78,890 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 21,671 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks. The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites. The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

Stage 9 of the Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation. The Cortez Hills deposit has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters. Exploration to fully delineate the extent of the deposit is ongoing.

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods. The first eight stages of mining occurred in the Pipeline deposit over a period of 12 years (1996 – 2007). Mining at the Cortez Hills Complex is scheduled through 2018 at the open pit and 2025 at the underground. Conventional open pit methods will be employed for all six phases of the Cortez Hills deposit with underhand cut and fill being the method for the underground operation. Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 130 million tonnes.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (CIL) and refractory roaster and/or autoclave. The process used for a particular ore is determined based on the grade and metallurgical character of that ore. Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill (nominal 9,100 tonnes per day) using cyanidation and a CIL process. Refractory ore is stockpiled on site in designated areas and trucked to Goldstrike for processing.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system. Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

All material permits and rights to conduct operations at the Pipeline Complex and Cortez Hills Complex have been obtained and are in good standing.

In 2011, Cortez produced 1,421 thousand ounces of gold at average total cash costs of $245 per ounce sold compared to 1,141 thousand ounces of gold in 2010 at cash costs of $244 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 14 years for underground mining, 13 years for open pit mining and 14 years for processing operations. The reduction in the expected remaining life of processing operations to 14 years (2010: 17 years) is largely a result of the extension of the operating life of the Goldstrike autoclaves, resulting in increased trucking of ore to Barrick’s Goldstrike property for processing and earlier processing of those ounces. Higher trucking assumptions and higher mill throughput assumptions for future periods also contributed to the decrease in the remaining life of processing operations at Cortez.

Environment

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Cortez’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2011, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was approximately $62 million (as described in Note 24 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2011, approximately 90,227 meters in 228 exploration holes was drilled. Spacing ranged from nominal 100 meters for earlier stage projects to 30 meter spacing for reserve delineation programs. Drilling in the Cortez Hills area is conducted as underground platforms are developed. Mineralization remains open at depth to the south and west. Other areas that were drilled in 2011 include the Hill Top, Buckhorn and South Cortez Basin areas.

A total of 14,600 meters of drilling is planned for the Cortez Hill area to define the ultimate limits of the mineral system as well as to move areas of the known resource to measured and indicated resources.

Approximately 16,334 drill holes have been drilled at the Cortez property; however, the existing database does not include all historic drilling or competitor drill holes. Mud-rotary drills have been used to drill relatively thick sections of alluvium over the Crossroads deposit or in areas being condemned for waste dump and processing facilities. Core tools were used to complete the bedrock sections of these holes. Reverse circulation drilling is currently used during the initial phases of exploration and reverse circulation holes encountering mineralization are redrilled with core holes to produce sampling in mineralization that is the highest quality. Core drilling is typically undertaken as development drilling.

Collar surveys have been determined by optical surveys (1960s through late 1980s), field estimates, Brunton compass and pacing, compass-and-string distance, and most recently the use of laser survey or global positioning system (GPS) measurements. Down-hole surveying began with the first reverse circulation hole drilled on the Pipeline deposit in 1991. Significant deviations were shown; therefore, down-hole surveying was routinely undertaken from that time on. Significant work was carried out to determine the accuracy of the instruments of each drill or survey contractor.

Drill holes typically have a vertical orientation. Angle core holes were drilled at Cortez Hills to confirm the orientation of relatively high-grade gold-mineralized zones and to obtain geotechnical information for the planned Cortez Hills pit. Several angle core holes were drilled at NW Deep, Pipeline and South Pipeline to provide geotechnical data and further delineate areas of mineralization. Assay data used for modeling and mineral resource estimation are predominantly from core drill samples and the remainder from reverse circulation drill samples. The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres.

Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries. Industry standard best practice is applicable for logging and sampling. Both reverse circulation and core drilling is used to delineate mineralization. The main mineralized bodies of the deposit are drilled almost exclusively with core holes. Geologic models are developed based on the drill hole database.

Internal audits and outside audits from independent contractors have reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs meet industry standards. All analytical data is verified by the Cortez technical staff prior to use in resource estimation.

The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Cortez property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

All production by Pipeline is subject to a 1.4% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a gross smelter return royalty over a portion of the Pipeline Complex (graduating from 0.4% to 5.0% based on the price of gold) and ECM, Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline Complex.

All other production by Cortez, including Cortez Hills, is subject to a 1.5% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.

In addition, there is a royalty payable to Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (graduating from 0% to 3%, depending on the gold price, of the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended December 31, 2011	Year ended December 31, 2010
Tons mined (000’s)	119,021	121,913
Tons of ore processed (000’s)	11,502	4,860
Average grade processed (ounces per ton)	0.136	0.252
Ounces of gold produced (000’s)	1,421	1,141
Average total cash costs per ounce (1)	$245	$244

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The diagram on the following page shows the design and layout of the Cortez mine.

Pipeline
Gap Pit
Conveyor Route
Cortez Hills Pit
N
W
E
S
5000 feet

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation. The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A., the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low-grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3”, respectively, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulación Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located. Three additional mining concessions named “Los Angeles”, “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick. The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares. The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production. Currently, production activities are being carried out on the Acumulación Alto Chicama. The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Peruvian authority approval of both the mine’s Environmental Impact Assessment (“EIA”) and principal construction permit were received in April 2004. Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities with respect to mine production start-up. Total capital construction cost for the mine was $323 million. All material permits and rights to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing. The mine has approximately 740 employees.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15 year period commenced January 1, 2006.

In February 2010, Barrick filed an amendment to the EIA which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine. This EIA amendment was duly approved by the environmental mining authority on August 6, 2010. Barrick is currently carrying out construction of new leach pad areas (Phases 4C and 5) and new operational ponds. Barrick currently expects to complete all of this construction activity by 2013.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy

Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters width and up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 99,000 tons per day. Ore is crushed and then transported via truck to the leach pad and run-of-mine ore is transported directly to the leach pad at an average rate of 63,000 tonnes per day. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the coastal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. Water for process use is taken from two small lagoons fed by rain-captured water pursuant to authorizations granted by the water authority. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected. Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine. Based on existing reserves and production capacity, the expected mine life extends until 2022.

In 2011, mining activity at the Lagunas Norte mine focused on Phase 3 (located at the southern part of the orebody), Phase 4 (located at the eastern part of the orebody) which is a high grade area of the mine site and Phase 5 (located at the west side of the orebody). Phase 4 mining was accelerated during 2011. The 2012 mine plan includes mining activity in Phases 4, 5 and 6 (Phases in which there are new high grade areas) and Phase 9 (located close to the Vizcachas Area).

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage hazardous substances potentially harmful to the environment. Lagunas Norte’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water and air monitoring. The site also has many programs to reuse and conserve water in all its processes. In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. In 2011, all activities at Lagunas Norte were in material compliance and continue to be with respect to applicable corporate standards and environmental regulations.

In 2011, Lagunas Norte maintained the International Cyanide Code Management recertification and its ISO 14001 certification. An updated closure plan was presented to the Peruvian Ministry of Energy and Mines and approved on November 15, 2011. At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $112 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2011, approximately 7,780 meters in 68 holes were drilled. Spacing ranged from 50 to 100 meters. The objectives of the 2011 drilling program were to complete in-fill reverse circulation to confirm mineralization continuity and increase geological information as part of ongoing definition. Additional in-fill reverse circulation drilling will be completed during 2012 to complete the infill drilling program.

In addition, approximately 2,060 meters in 13 holes were drilled in 2011 for the Lagunas Norte Sulphides Project (7 geotechnical holes and 6 geometallurgical holes). The objective of the geotechnical drilling was to obtain geo-structural information to further develop the design of the pit slope for the project, and the geometallurgical drilling was intended to strengthen the geometallurgical model for refractory materials. A prefeasibility study is anticipated to be completed by year-end 2012. This expansion opportunity has the potential to benefit life of mine production starting as early as 2017. See “Exploration and Evaluations – Expansion of Existing Operations.”

As of December 31, 2011, a total of 1,480 holes and 226,478 meters have been drilled at Lagunas Norte with approximately 51,600 meters of reverse circulation and over 174,876 meters of diamond drill. The drilling program at Lagunas Norte has been completed at an average of approximately 50 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys and Gyrosmart surveys conducted on the holes of the 2008 and 2009 drilling campaigns respectively, with data collected approximately every 3 meters. Down hole Deviflex surveys and ReflexGyro surveys conducted on the holes of the 2010 and 2011 drilling campaigns respectively, with data collected approximately every 3 meters. Core is placed in metal trays at the drill site and transported to the core facility. Geological logs of all core and rock chips are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Generally, sample lengths vary from 0.3 meters to 4.0 meters. A total of 172,537 samples have been taken during these drill programs. The average sample length is 1.5 meters.

During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru. During 2011, the preparation and analysis of samples were performed in an external laboratory. Quality assurance, data verification and quality control procedures are reviewed by Barrick’s Technical Services Department who have been responsible for the insertion of standards, duplicates and check assay controls which have been employed since early exploration at the Lagunas Norte mine site.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C, a State mining company (“Activos”). In 2011, $31.4 million was paid to Activos under the terms of this royalty.

Under the terms of the Legal Stability Agreement which includes tax stability, Barrick is required to pay national and municipal taxes in effect at December 29, 2004 as well as 32% income tax rate instead of the 30% general rate.

On October 20, 2011, Barrick signed an agreement with the Peruvian Government under which it voluntarily committed to pay on a quarterly basis the Special Mining Contribution (“SMC”) approved by Law No 29790 until the expiration of the Legal Stability Agreement. The SMC is assessed on a sliding scale ranging from 4% to 13.12% based on operating income margin, and must be paid until December 31, 2020. The SMC paid for the last quarter of 2011 was $21.6 million.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte. At December 31, 2011, the aggregate amount outstanding under these capital lease programs was $94.9 million. The effective interest rate in 2011 for the aggregate capital leases was LIBOR plus 2.2%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru. As at December 31, 2011, MBM has issued $100 million aggregate principal amount of bonds. MBM used all the proceeds from the bond issuance for mine development and general corporate purposes. The effective interest rate in 2011 for the first bond issuance of $50 million was LIBOR plus 1.7% and the effective interest rate in 2011 for the second bond issuance of $50 million was LIBOR plus 1.5%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2011	Year ended December 31, 2010
Tons mined (000’s)	30,898	29,376
Tons of ore processed (000’s)	21,334	22,052
Average grade processed (ounces per ton)	0.043	0.039
Ounces of gold produced (000’s)	763	808
Average total cash costs per ounce (1)	$269	$182

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

804000
806000
9124000
9122000
9120000
9118000
N
West Waste Dump
Lagunas Norte Pit
East Waste Dump
Camps
Current Leach Pad
New Leach Pad
Legend
Open Pit
Benefitiation Concession
BARRICK
Mine Layout
Lagunas Norte
EIA 2010

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two original open pits: the Filo Federico pit and the Amable pit. Waste stripping at a third open pit, called Argenta, commenced in 2010. The Argenta pit is located in the south east sector of the leach field in the mining operation. For processing, the new pit currently uses a mobile crushing system and a new waste dump nearby. The rest of the processing is carried out at the mine’s current facilities. No additional water is required for the Argenta pit.

Following a competitive bidding process completed by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) in 1994, AGC, a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995 AGC assigned its interest to its subsidiary in Argentina, Minera Argentina Gold S.A. (“MAGSA”), and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and Barrick Exploraciones Argentina S.A. (“BEASA”).

Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005. The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project, approximately 360 kilometers by road northwest of the city of San Juan. The mine site is located at elevations of between 3,900 and 4,800 meters above sea level. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.

From 2009, after the signature in July 2003 of Addendum N° 3 to the Exploitation Contract between IPEEM and MAGSA, now a subsidiary of Barrick in Argentina, the Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated MAGSA pursuant to applicable provincial law and the Exploitation Contract, and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: a) Ursulina Sur; b) Florencia 1; c) Gaby M; d) Río 2 and e) Río 3. With the execution of Addendum N° 3, the Veladero mining properties cover an area of approximately 14,900 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2011, the Veladero mine has complied with these requirements with respect to its current mining properties.

Sufficient surface rights have been obtained for current operation at the property. Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. This study has since been updated in each of 2005, 2007, 2009 and 2011. Additional permits required for the mine’s current operation, such as water concessions and hazardous substances handling, have been obtained, and some are in the process of being renewed. Barrick expects to obtain such renewals in due course. The fourth update of the EIS, which incorporates an expansion of the mineral leaching system of the mine was submitted in September 2011 and is under evaluation by the Provincial authority. Other sectorial permits associated with the mine’s expansion, such as expansion of leach pad areas, among others, have been filed before the competent authorities and Barrick expects to obtain them in due course.

Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labor market. As at December 31, 2011, the mine had 1,222 employees.

Geology

The Veladero deposit is situated at the north end of El Indio Gold Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulphide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises four orebodies: Amable in the south; Cuatro Esquinas in the center; Filo Federico in the north and Argenta. Much of the Veladero deposit is covered by up to 170 meters of overburden.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification. The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

The Argenta orebody is located approximately 7 kilometers south east of the leach pad. The genesis of the geology for Argenta is similar to the other Veladero orebodies. The lithology comprises a series of breccias and tuffs with an intensive silicification process, which overprints the primary texture. Gold is associated to silver and vuggy silica hosts most of the mineralization.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine is 93,696 tons per day. Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with a 9.5 megawatt capacity in Veladero I and 3.8 megawatt capacity in Veladero II; adding a further 6.8 megawatt capacity (PLS and Booster pumps project) in Veladero III, and a 2-megawatt wind-generation turbine. Based on existing reserves and production capacity, the expected mine life is approximately 14 years (2012-2025).

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s operations, such as maintenance and new construction, that are dependent on imported goods. Barrick will continue to evaluate the impact of these measures in 2012.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds. Barrick will continue to evaluate the impact of Decree 1722 on Veladero in 2012.

Environment

In November 2005, Barrick submitted the first biannual update of the Veladero EIS to the San Juan mining authority. Biannual updates were approved in April 2007, March 2009 and October 2010. In September 2011, the fourth biannual update of the Veladero EIS was submitted to the San Juan mining authority. This update outlines the environmental management results for the 2009 to 2010 period, updates glacier-related information and assesses an expansion of the leach pad facility. This document is currently under review and Barrick expects to obtain its approval in due course.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Veladero’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2011, all activities at Veladero continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

In August 2007, Barrick obtained ISO 14001 certification for the entire Veladero operation, and in November 2007, the Veladero operation obtained International Cyanide Management Code certification. In 2011, Veladero was recertified under both ISO 14001 and the International Cyanide Management Code.

Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers. Barrick’s activities at Veladero do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around the project. Barrick has implemented a comprehensive range of measures to protect such areas and resources. Further, the Company believes that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where Barrick’s operations are located, previously enacted glacier protection legislation with which Barrick complies. The Company believes it is legally entitled to continue its current activities on the basis of existing approvals. In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero, pending consideration of the constitutionality of the law by the Supreme Court of Argentina. See also “Legal Matters – Legal Proceedings – Argentina Glacier Legislation”.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $43 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

During 2011, 22 reverse circulation drill holes were performed reaching a total of 7,107 meters in the Federico area in order to increase reserves and resources, and provide upgraded information for the block model. For the Argenta pit, a total of 1,086 meters of reverse circulation drilling comprising 3 drill holes was conducted in 2011. The objective of the program was to increase reserves and resources. No drilling has been performed in the Amable Pit during 2011.

The 2011 exploration plan included a testing drilling program outside the final pit limit boundary but within the authorized mine property. This program comprised three reverse circulation drill holes in the Lebory area totalling 1,143 meters and two diamond drill holes in the Fabiana area totalling 867 meters.

At December 31, 2011, the Veladero drilling database (including Argenta) comprises 288,563 meters of reverse circulation drill holes and 49,469 meters of diamond core drill holes and a total of 3,975 meters of channel samples from declines. Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters in the main pit.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Rock chip samples are delivered by mine personnel to the ACME Analytical Laboratories sample preparation facility at the mine, where the lab assumes sample custody. Veladero’s standard assay protocol for rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.

Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling. A detailed quality control report is prepared at least annually, or after each major sampling program is completed. External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance, data verification and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including future production from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to1.5% on sales calculated on estimated life-of-pit production and a gold price of $1,500 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In June 2011, the Provincial government and mining companies operating in San Jan Province, including Barrick, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty if the price of gold exceeds $1,000 per ounce. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2011	Year ended December 31, 2010
Tons mined (000’s)	97,138	79,995
Tons of ore processed (000’s)	34,937	33,837
Average grade processed (ounces per ton)	0.037	0.044
Ounces of gold produced (000’s)	957	1,121
Average total cash costs per ounce (1)	$353	$197

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The following diagram sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile. The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 196 kilometers southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway also services the site. Zaldívar employs approximately 800 employees and 1,250 contractors.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations. The surface topography lies at an average elevation of 3,200 meters above mean sea level. There is little or no vegetation. The property is within a 1,295-hectare claim area covered by 248 exploitation concessions. Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines). The necessary permits to provide sufficient surface rights have been obtained for current operations at the property. The mining and surface rights have no expiry date as long as the applicable annual land payments are made. Environmental permits are issued and registered with the Conama (National Environmental Commission). Barrick has all material permits and rights necessary to conduct the operation of the Zaldívar mine.

In 1979, the initial declaration or statement of discovery (manifestación minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez. In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%. In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”). In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989. Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed. Commercial production began in November 1995, after completion of construction at a cost of $574 million. Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million. Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 17 years.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide (covering an area of approximately 2 kilometers by 1.5 kilometers with an average thickness of approximately 90 meters) and secondary sulphide ore (covering an area of approximately 2.5 kilometers by 1.5 kilometers with variable thickness from a few meters in the southwest extremity to over 300 meters in the northeast extremity) which overlays deeper primary sulphide mineralization of lower grade. The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in six stages, referred to as Stage 6 through to Stage 11. During 2011, ore production came from Stage 8 and 10 of the Main zone. Conventional methods of open pit mining are used. During 2011, Zaldívar focused on improving operational efficiencies and reliability of key process crushing productivity. For 2012, ore production is expected to come from Stage 10.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for treated ores by more than 20% in the last eight years and leach cycle times are currently approximately 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. Zaldívar’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells, to detect any potential circuit failures.

On February 8, 2010, Zaldívar obtained approval from the Regional Environmental Commission of a modification to its environmental permit to reflect current production and processing rates and several operational changes. On December 9, 2010, Zaldívar obtained its operational permits from the National Service of Geology and Mines and expects to obtain other associated sectorial permits in due course.

Zaldívar’s ISO 14001 certification was renewed in December 2009 for a three-year term. At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $54 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. Exploration drill holes are sampled at 2 meter intervals comprising whole core sampling. All holes are logged for lithology, alteration, mineralization and structure. In 2011, 66 reverse circulation holes were drilled for 19,392 meters. The plan for 2012 is to drill 59 reverse circulation holes totaling 17,890 meters.

Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards. Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory. Controls exist on biases and the product is checked with the security sampling curves. As well, external laboratories have been used to verify results. Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. All of these reviews concluded that Zaldívar’s quality assurance, data verification and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

A scoping study has been completed on the Zaldívar deep sulfides and is under review. A prefeasibility study is expected by year end 2012 pending satisfactory review of the scoping study. Although this project is in the early stages, this expansion opportunity has the potential to benefit life of mine production starting as early as 2017 and significantly extend the mine life. See “Exploration and Evaluations – Expansion of Existing Operations.”

Royalties and Taxes

The Zaldívar mine is not subject to any royalties.

In 2005, the Chilean Congress passed a mining sector specific tax of 5% on operating profits derived from the sale of mineral products. Companies protected from income tax increases under Chile's DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause. The tax honours all existing contracts between mining companies and the state, which are protected under Chile's DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force. In November 2005, CMZ opted out of its then current DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause. Following the earthquake in Chile in the first quarter of 2010, the Chilean government presented a package of certain tax increases to the Chilean Congress for approval. With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by the Chilean Congress. The income tax changes were enacted in the third quarter 2010. In 2013, the corporate income tax rate returns to 17%.

In addition, in October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% - 14% based on the level of operating margin. For those companies currently operating under a stabilized regime such as CMZ (stabilized at 4% until approximately 2017), the law contemplates an option to voluntarily apply a rate of 4% - 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% - 14% for an additional 6 years. In January 2011, CMZ voluntarily adopted the new specific mining tax which, as noted above, impacted CMZ’s tax rates for the 2010 and 2011 calendar years. The effective mining tax rate for CMZ was 6.6% and 5.6% for 2010 and 2011, respectively.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2011	Year ended December 31, 2010
Tons mined (000’s)	72,336	71,690
Tons of ore processed (000’s)	48,973	44,751
Average grade processed (% of TCu)	0.52%	0.58%
Pounds of copper produced (000,000’s)	292	318
Average total cash costs per pound (1)	$1.50	$1.07

(1)	For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The diagram on the following page sets out the design and layout of the Zaldívar mine

Secondary
Leach Pads
SX-EW
Dynamic Leach Pads
Railway
Dump Leach
Waste Dump
Waste Dump
Crusher
Mine Property
Current Pit
BARRICK
ZALDIVAR
Mine Layout

Porgera Mine

General Information

Barrick (Niugini) Limited is the Manager of and holds a 95% participating interest in the Porgera Joint Venture (“PJV”), which owns and operates the Porgera Gold Mine at Porgera in the Enga Province of Papua New Guinea.

The Porgera mine is located in Enga Province in the highlands of Papua New Guinea (“PNG”), about 130 kilometers west of the established town of Mount Hagen, 600 kilometers northwest of Port Moresby, and about 680 kilometers by road from the coastal port of Lae from which all materials are shipped. The road is partly paved and passes through unstable mountainous terrain with many major river crossings. Personnel are transported by bus, fixed wing aircraft and helicopter. The workforce at Porgera comprises approximately 2,600 employees. In addition, there are approximately 500 contractors. Of the total employee workforce, 94% are PNG citizens (64% local employees and 30% from other parts of PNG).

The mine is located at an altitude of 2,200 to 2,700 meters. Temperatures range from 10 to 25 degrees Celsius and rainfall averages 3,650 millimeters per year. The vegetation is largely rainforest with interspersed food produce gardens below 2,400 meters elevation. Weather in the region can at times produce heavy rainfall and dense fog that can impact operations. The mine has mitigation plans in place, which include water handling facilities, to reduce the impact of these weather related events.

Alluvial gold was first reported at Porgera in 1938. In 1975, Placer Dome became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.). In 1979, a joint venture agreement was signed whereby Placer Dome, MIM Holdings Ltd. and New Guinea Goldfields Ltd. (“Goldfields”, an eventual subsidiary of AurionGold) each held a one third interest in the PJV and the Independent State of Papua New Guinea (the “State”) had the right to acquire, at cost, up to a 10% interest in the PJV if Porgera was developed.

In 1989, a Special Mining Lease was approved, a mining development contract between the State and the PJV was executed, construction commenced and the State acquired a 10% interest, diluting each of the other joint venture participants down to 30%. Commercial production commenced in 1990. Also in 1989, MIM Holdings Ltd. sold its 30% interest to Highlands Gold Properties Ltd. (“Highlands Gold Properties”). In 1996, with effect from 1993, Placer (PNG) Limited, Goldfields and Highlands Gold Properties each sold a further 5% to the State. In 1997, Placer’s participating interest in the PJV was increased from 25% to 50% following its completion of the acquisition of Highlands Gold Properties. In 2002, Placer increased its interest in the PJV to 75% through the acquisition of AurionGold (the beneficial owner of the Goldfields interest). In 2002, DRDGOLD Limited acquired a 20% interest from Oil Search Limited (originally the interest held by the State). In 2005, Emperor Mines Ltd. (“Emperor”) acquired DRDGOLD Limited’s 20% interest. Barrick acquired Placer Dome in 2006. In 2007, Barrick acquired Emperor’s 20% share, increasing its ownership to 95%. The remaining 5% joint venture interest is held by Mineral Resources Enga Limited (“MRE”) and divided between the Enga Provincial government (2.5%) and local landowners (2.5%).

The PJV has approval to mine the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the State and the Participating Interest Holders in the PJV. The Special Mining Lease (the “SML”), which expires in 2019 and is renewable, encompasses approximately 2,350 hectares including the mine area and the areas in which some of the project infrastructure is located. There is no expiration date for the MDC, but it is tied to the continuation of the SML. Leases for Mining Purposes (“LMP”) have also been awarded by the State for land use associated with the mining operation such as waste dumps, campsites and water supplies, the

LMPs expire in 2019. The PJV Participants also hold a Mining Lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. The PJV Participants hold mining easements for utilities such as power transmission lines and water supply pipelines, all of which expire concurrent with the expiry of the SML. The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Open pit mining is currently in Stages 5, 5B and 5C of a 5-stage open pit mining plan. Stage 4 was completed in 2006, after which Stage 5 and stockpile ore became the principal ore sources. During 2004, failure and erosion of soft mudstone material onto the Stage 5 working bench hampered both development and ore production. Remediation work continues on the West Wall to deal with slope instability. The South West Dyke failure mobilized in 2009 and remediation and mitigation processes are currently being put in place. Open pit operations are expected to cease in 2020. Underground mining was recommenced in 2002, and is expected to cease in 2020. The mill will continue to process accumulated lower grade ore stockpiles through to 2025.

Due to a number of economic and social issues, the Porgera mine has a greater level of political and economic risk compared to many of Barrick’s other operations. From time to time, civil disturbances and criminal activities such as trespass, illegal mining, sabotage, particularly with respect to power, theft and vandalism have occasionally caused disruptions to operations and temporarily halted production at Porgera. The law and order situation in Papua New Guinea and, in particular, around the Porgera mine, presents a complex and challenging operating environment. The Company has undertaken additional steps since 2010 to ensure that its personnel, including mine security staff, respond appropriately to civil disturbances and criminal activities in accordance with the standards the Company has committed to uphold, including, without limitation, the Voluntary Principles (see also “Narrative Description of the Business – Corporate Social Responsibility”.) Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mine’s operations, creates a safety issue for both the illegal miners and Porgera employees and can cause disruptions to mine operations. Following a comprehensive review of the security function at PJV conducted in 2010 and continued in 2011, numerous improvements have been made in order to strengthen alignment with international human rights standards. For more information about Barrick’s global human rights compliance program, see “Narrative Description of the Business – Corporate Social Responsibility.”

In 2011, Barrick and the PJV undertook a series of actions and initiatives in response to complaints of violence against women at the Porgera mine. Amongst other actions, Barrick and the PJV are working with a range of partners to raise awareness of women’s rights, build the capacity of community-based organizations and improve resources and services available to women affected by violence in the Porgera community. Barrick and the PJV are also in the process of developing an independent remediation program. Final details of the program will be confirmed in 2012 following the consultation phase of the project which is designed to ensure that the initiative meets international standards and is practical in the local context. Barrick has also supported the PJV in its efforts to improve the grievance mechanism so that community members have a safe and effective mechanism through which to lodge their concerns or complaints

The Porgera mine has, on occasion, experienced delays in the granting of operating permits and licenses necessary to conduct lawful operations. Although the Porgera mine has never experienced an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. All material permits to conduct the operation of the Porgera mine have been obtained and are in good standing.

Geology

The Porgera gold deposit is spatially associated with a Pliocene (5.9 to 6.1 Ma) mafic alkalic intrusive complex (Porgera Intrusive Complex; PIC) intruded within a Late Carboniferous deep water mudstone sequence. The intrusions consist of small hornblende porphyritic gabbro plugs and, more mafic augite porphyritic gabbro, dominantly oriented north-east, steeply south-east dipping and north-west, steeply north-east dipping. The hornblende porphyritic gabbro intrusions present extensive phyllic alteration haloes within the host sediments. In contrast, the augite-porphyritic gabbro tends to present much less extensive phyllic alteration haloes.

The PIC cuts through several south dipping thrust faults and associated folds that are part of the New Guinea fold and thrust belt deformation event. A crustal scale, arc oblique, north-east trending transfer fault is the key regional scale control on the emplacement of the PIC. At the mine scale the transfer structure is expressed as north-east trending strike slip faults, which have a clear control on the distribution of individual intrusions.

Stage 1 of the mineralisation paragenesis is characterised by pyrite-sphalerite-carbonate veins, dominantly north east trending and concentrated directly above and in the top part of the intrusions. Stage 1 veins are generally low grade and account for a minor part of the Porgera gold endowment. These veins have mineralogical and geochemical affinity with the D-veins typically documented in porphyry systems. They also have similar spatial distribution and have associated phyllic alteration selvedges. The presence of carbonate in the vein selvedge and the veins themselves is the distinctive feature of alkalic systems. Late normal faults host stage 2, high grade low sulphidation alkalic epithermal mineralisation, characterised by millimeter to centimeter scale quartz veins, typically vuggy, with dark green roscoelite selvedges and associated pyrite-carbonate and gold. The alkalic epithermal vein system is telescoped on the intrusion-related sulphide-rich veins and continuous for at least one kilometer depth.

The alkalic epithermal veins are hosted in a network of mineralized structures, which approximate the geometry of an extensional fault-fracture mesh, combining conjugate sets of moderately-dipping (S and N) normal faults, along which individual fault-segments are separated by steeply-dipping extensional segments. The main fault, hosting gold mineralisation, is a south dipping west south-west trending listric normal fault (Roamane fault). The bulk of the gold mineralisation is concentrated in the upper steep part of the fault, and in associated fault splays. Another mineralised listric normal fault situated in the footwall of the Roamane fault and slightly discordant in strike, also hosts significant gold mineralisation over a 1.5 kilometer strike. In addition, several other subsidiary faults oriented east-west and north-east moderately to steeply dipping also host significant mineralisation. Economic grade gold mineralisation is concentrated where these normal faults cut through competent host rocks consisting of intrusions and intensely phyllic altered sediments. High grade ore shoots are concentrated at the intersections of major faults with splays and in fault flexures.

The PIC is bordered to the south by an east-west to north-west trending north dipping fault with 1-2 kilometer of normal dip slip motion, the Western Boundary Fault. This fault is interpreted, based on stratigraphic relationships, as an early basinal fault. This fault may have deviated the north-east transfer structure and caused the extension that locates the PIC. The PIC and the Porgera deposit are located in the hanging wall of this fault, and spatially associated with a north-west jog of this dominantly east-west fault. The intersection of the crustal scale north-east trending transfer structure with a pre-existing west-northwest basinal structure forms the camp-scale control on the location of the PIC. At the mine scale, late normal motion on the Western boundary fault may explain the dominance of conjugate south dipping normal faults in the hanging wall of this structure. This also supports a magmatic source and fluid conduit at depth slightly north and in the footwall of the main mineralised structures rather than directly below.

Based on existing reserves, stockpiles and production capacity, the expected mine life of the Porgera mine is nine years for mining operations and 14 years for processing operations.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods. In 2011, mill feed, on a tonnage basis, was sourced 51% from open pit and 18% run of mine stockpiled ore, and 31% from underground.

Open pit mining is currently directed at pit stages 5, 5B and 5C by way of a typical hard rock operation utilizing 10 meter benches. Utilizing conventional mining equipment, the open pit operations has a nominal mining production capacity of approximately 40 million tonnes per annum.

Mill feed material from the open pit will be direct feed to crusher (at an elevated cut off grade) when possible. Long term stockpile material will be used to supplement crusher feed as required. Low grade material mined from the open pit will be stockpiled until end of mine life, when it will be processed.

The underground mine is comprised of three zones that are accessed using a general-purpose decline from surface. The mine is a highly mechanized bulk mining operation. The North Zone dips at 55 to 70 degrees and is mined using predominantly a down hole bench retreat method, with sublevels reduced to 25 meter intervals due to the dip of the orebody. Some isolated areas of the orebody that are wide will be mined using a transverse mining method. Up hole retreat mining will be used to recover crown pillars. Eastern Deeps will be mined using a down hole bench retreat mining method at 30 meter level intervals. Production rates in the Eastern Deeps have been limited to date owing to ventilation constraints, geotechnical challenges and difficult mining due to complex geology and structure. East Zone mining will be dependent on paste fill due to the dip of the orebody, at 45 to 50 degrees, and ground support concerns.

Currently open stopes are filled with unconsolidated development waste, and cemented aggregate in strategic locations to create crown pillars.

Development of a Twin Decline continues to provide both long term access to the underground operation and provide replacement ventilation airways. These declines are designed at increased dimensions to the existing drives to accommodate larger trucks.

The mill has undergone several stages of improvement and expansion. A concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operation in 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver. A pressure oxidation circuit was added to allow the processing of the sulphide flotation concentrate and previously stockpiled concentrate. In 2009, the leach circuit was converted to CIL. Gold liberated by pressure oxidation is recovered through a CIL and a CIP cyanide leach circuit, followed by site refining into doré. In 1996, a second semi-autogenous mill and large ball mill was added, increasing nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometers from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

Porgera’s principal source of power is supplied by a 73-kilometer transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts. A back up diesel power station is located at the mine and has an output of 13 megawatts. The average power requirement of the mine is about 60 megawatts. Porgera’s long-term natural gas supply contract was scheduled to expire at the end of 2011 and has been extended until March 31, 2012 while the parties negotiate updated pricing. The Company expects that the final pricing of future gas supply relative to what the PJV paid under the former contract will result in significantly increased annual electricity costs.

Environment

The PJV runs an extensive environmental monitoring program to ensure compliance with the requirements of its permit. All requisite licenses and permits are kept in good standing. The PJV has an Environmental Discharge and Abstraction Permit valid until December 31, 2053. The PJV was certified as being fully compliant with the International Cyanide Management Code in November 2009.

The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. Competent waste rock is stored in two stable waste dumps, to the south (Kogai stable dump) and east (Anawe North stable dump) of the open pit. In addition, there are two erodible dumps containing soft, incompetent waste rock, Anjolek and Anawe.

A tailings impoundment was considered to be very difficult in the Porgera environment and the risk of an engineering failure was assessed to be very high. Therefore, the PNG Government approved riverine disposal as an appropriate method for treated tailing and incompetent waste rock under the circumstances that exist at the particular site. Since acquiring the Porgera mine with the acquisition of Placer Dome, Barrick has completed a study to examine the feasibility of building a large tailings storage facility and other alternatives to mitigate environmental impacts. The study identified significant risk factors in ensuring a stable foundation for a large tailings storage facility. As a result, the Porgera mine continues to use riverine tailings disposal while implementing a number of continuous improvements, including (i) construction and commissioning of a new paste backfill plant during 2011 that will enable up to 8% per annum of the tailings that would have been released to be blended with cement and stored permanently underground; (ii) an anticipated increase in ore production from the underground mine, which would permit storage of a greater amount of tailings underground in the mine as backfill; (iii) implementing Barrick’s Environmental Management System, a framework of policies and obligations that govern environmental performance and is aligned with international standards; and (iv) pursuing ISO 14001 certification, which would independently confirm PJV’s ability to control environmental impacts, improve environmental performance, and systematically set, manage and achieve environmental objectives.

PJV implemented a riverine monitoring program in 1984, which was considerably expanded in 1990, and this program has continued to the present.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $170 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

Exploration work in 2011 concentrated on increasing underground inferred resources at AHD and Central Zone Sth prospects, in addition to testing a number of exploration targets in the mine environment. This led to further exploration drilling at Tawasikale, Far North Zone, Far Far North Zone, P-O Zone, Peruk, Tupegai and AHD extensions.

The 2010 to 2011 exploration programs were designed based on a review of ‘near mine’ exploration targets by ranking them based on their accessibility from existing infrastructure and their respective economic benefits. An assessment of the exploration targets was completed and preliminary financial evaluations undertaken. A primary objective was to schedule future exploration and development activities on known and emerging targets so that gold production is optimised with respect to the life of mine production schedule.

Exploration drilling in 2010 and 2011 achieved an improvement in the geological knowledge of the controls of gold mineralization at Porgera and through careful monitoring of core loss, has given an indication of potential additional ounces previously underestimated as a result of diamond drill core loss through theft of, or drilling issues within, the narrow ore zones. The 2011 drilling showed potential to substantially increase the underground resources at Porgera.

The drill hole database for Porgera consists of some 8,354 drill holes and 1,416,160 meters of drilling that includes underground and surface diamond drill core. Face sampling and reverse circulation percussion drill samples are also included in the database.

Planned drilling for 2012 will focus on eight targets in the drill testing pipeline stage (Wangime (Lens 6) , Peruk, Tupegai Down-Dip, Mine Footwall North (2167), Mine Footwall North (4734), Stage 5B Infill, Tawasikale and Kogai. Drill hole spacing will be on approx 80 by 80 meters.

The two other 2012 targets are Far North Zone and AHD (Lens -6). This drilling is classified as advanced drilling in the BMX pipeline stage and will close the gap in the existing drill spacing to a grid of at least than 40 by 40 meters.

In total, 45,290 meters is planned for diamond drilling from underground and in the open pit for this drilling campaign. Diamond drilling is also planned as in-fill drilling for AHD, North and East zone. This drilling will total approximately 19,700 meters. The rest of the planned drilling for 2012 will consist of 5,000 meters of geotechnical drilling.

Open pit delineation and exploration drilling is undertaken on 40 by 40 meter (inferred) and 20 by 20 meter (indicated) drill patterns. All drill core is nominally sampled on 1 meter intervals for the entire drill hole, while all grade control drilling is whole core sampled. The remaining half core is retained for reference and all pulps are kept. All holes are logged for lithology, alteration, fractures, mineralization and structure.

Drill core sample security was maintained throughout the year with geological supervision of transport of the core from the drill site, through to the logging facility and to the on-site NATA (National Association of Testing Authorities) accredited assay laboratory.

Drilling, sampling, analysis, data stewardship and verification, orebody modeling, and mine planning are carried out in accordance with industry standards. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted. The sampling and analytical methods are believed to be appropriate for the style and type of mineralization. Databases used to generate the geological models and mineral resource estimates have been verified by mine geological staff.

Royalties and Taxes

Production by the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which is then distributed to the Enga Provincial government, the Porgera District Authority and local landowners.

Production Information

The following table summarizes certain production and financial information for the Porgera mine (Barrick’s proportional share) for the periods indicated:

	Year ended December 31, 2011	Year ended December 31, 2010
Tons mined (000’s)	28,438	35,212
Tons of ore processed (000’s)	5,596	5,446
Average grade processed (ounces per ton)	0.103	0.110
Ounces of gold produced (000’s)	500	519
Average total cash costs per ounce (1)	$562	$523

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The diagram on the following page sets out the design and layout of the Porgera mine.

PROPOSED MARALAMA LMP
KAIYA LMP
WAKIAM LMP
ANAWE LMP3
PROPOSED PAIAM LMP
ANAWE NORTH LMP
ANAWE SOUTH LMP
KOGAI LMP
SUYAN LMP
PANGALITA LMP
WAILE LMP
SML BOUNDARY
APALAKA
OLONGA
YARIK
MUNGALEP
TUPOKAI
UNDERGROUND WORKINGS
2K LEVEL
OKANDA PROSPECT
MACKENZIE PROSPECT
LIAWIN PROSPECT
YAMBU PROSPECT
WINGIMA PROSPECT
PERUK PROSPECT
OPEN PIT AS OF 14/03/12
ANAWE STABLE DUMP
ANAWE ERODABLE DUMP
KOGAI STABLE DUMP
0
1.5
3
kilometres
Porgera Gold Mine Operations
Scale
1:38,000
Page Size
A3 Portrait
Projection
ADG 66 AMG Zone 54
Map Key:
Major Rivers
Main Roads
Haul Road
Open Pit
Underground Workings
Erodable Dump
Stable Dump
Special Mining Lease (SML)
Lease for Mining Purposes (LMP)
PORGERA
JOINT VENTURE

Lumwana Property

General Information

The Lumwana property is an open pit copper mine and conventional sulfide flotation processing facility located on the Central African Copperbelt in the North-Western Province of Zambia, approximately 65 kilometers west of the provincial capital of Solwezi and 400 kilometers northwest of the national capital of Lusaka. Access to the property is via a 10 kilometer road branching off the paved two-lane northwest highway linking Lumwana and Solwezi to the Copperbelt and other parts of the North–Western Province. The property is characterized by gently rolling hills with elevations ranging from approximately 1,270 meters to approximately 1,410 meters above sea level within the general vicinity of operations. Vegetation consists of woodlands and wetlands are common along watercourses. The region has distinct dry (May to October) and wet (November to April) seasons. During the wet season, heavy rainfall reduces mine production, which is addressed through a stockpiling strategy that provides feedstock to the processing plant when open-pit ore is not accessible.

Barrick acquired its 100% interest in the Lumwana property from Equinox Minerals Limited (“Equinox”) as part of the Equinox transaction completed in July, 2011. See “General Information – Transactions”. Equinox earned an interest in the Lumwana property in 1999 by forming a joint venture with the Phelps Dodge Corporation (“Phelps Dodge”). In 2003, Equinox obtained a 51% interest in Lumwana Mining Company Limited (“Lumwana”) by completing a feasibility study and investing in the exploration of the property and in 2004 Equinox acquired the remaining 49% interest in Lumwana from Phelps Dodge for cash consideration. Equinox commenced production from the Lumwana mine in 2008. The contribution of Equinox’s operations, including the Lumwana property, has been consolidated into Barrick’s results effective June 1, 2011.

The development and operation of Lumwana is governed by the Mines and Minerals Acts of 1995 and 2008, the Lumwana Large Scale Mining License (“LML-49”) and the development agreement entered into between Lumwana and the Government of Zambia on December 16, 2005 (the “Lumwana Development Agreement”). The Lumwana Development Agreement provides a 10-year stability period for the key fiscal and taxation provisions related to Lumwana, including a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. In 2008, the Government of Zambia enacted tax changes in breach of the tax stability period contained in the Lumwana Development Agreement. See “– Royalties and Taxes” below for additional information about the current fiscal and tax regime applicable to the Lumwana property and Lumwana’s position on the Government of Zambia’s breach of the tax stability provisions. The Lumwana Development Agreement will not cover any future uranium production from Lumwana, to which the enacted Zambian taxes will apply.

LML-49 covers an area of 1,265 km2 and includes two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects. LML-49 covers copper, cobalt, gold, silver, uranium and any additional minerals that may be commercially extracted or that are required for Lumwana’s development. LML-49 was granted on January 6, 2004 and was issued for 25 years, renewable for a further 25 years. Mining legislation enacted in 2008 imposed a 250 km2 limit on the size of the area upon which a holder of a large scale mining license may conduct mining activities. Transitional provisions require Lumwana to comply with the size limit by 30 September 2012. Lumwana is in negotiations with the Ministry of Mines and Minerals Development to allow it to retain the original LML-49 license area, including discussions on splitting the license area into multiple licenses. Other conditions of LML-49 include customary provisions such as the requirement to obtain government approval of Lumwana’s proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians. No material problems in complying with the conditions of LML-49 are anticipated. A total of approximately 1,400 employees work at the Lumwana property.

Lumwana also holds the long-term land title to 35,000 hectares of township and mine operating areas in LML-49. This land title, which is granted by the President and is the highest form of land tenure in Zambia, enables Lumwana to manage and administer the Lumwana surface rights. All material permits and rights to conduct the operation of the Lumwana mine have been obtained and are in good standing.

Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan and the Lower and Upper Kundelungu Supergroups, unconformably overlying the basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc.

LML-49 covers the north-eastern lobe of the Mwombezhi Dome. A number of Lufilian ages, layer parallel shear zones have been recognized in the Dome, which structurally emplace Kundelungu units within the basement, producing a series of tectonostratigraphic sheets which have been thrust over the top of the two central cores of the Mwombezhi Dome. Within LML-49 these include the Malundwe and Chimiwungo Sheets, which host the two orebodies.

Lumwana’s two major copper deposits, Malundwe and Chimiwungo, are structurally controlled deposits of Central African Copperbelt type. Of the two major deposits, Malundwe is smaller, but with a higher copper grade and contains discrete zones of uranium and gold mineralization with occasional sporadic high cobalt (greater than 0.1%). Chimiwungo is a much larger deposit that is lower in copper grade, but it contains a number of significant high grade (greater than 0.1%) cobalt zones as well as some uranium mineralization.

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically less than 5%) dominated by chalcopyrite and bornite.

The overall strike length of mineralization at Malundwe is approximately 6 kilometers north-south, and up to 1.5 kilometers wide (east-west) as a single ore schist horizon. The mineralization extends to maximum depth of approximately 200 meters below surface in the west and it appears closed off to the west and north but is open to the south, down plunge. Currently, the Chimiwungo mineralization extends as a stack of sheets for at least 6 kilometers east west and dips south for at least 4 kilometers, and has a variable thickness of between 60 meters and 100 meters. The size of the Chimiwungo deposit has not yet been fully defined and additional work will take place in 2012-2013. Economic parameters will be applied to the newly drill-tested areas to define Chimiwungo’s final footprint. See “– Exploration, Drilling and Analysis.”

The Malundwe orebody contains discrete pods of high grade uranium (Valeria North and Valeria South) and some areas with elevated background levels of uranium. While mining at Malundwe could continue for another three to four years, these high grade pods have been depleted. A uranium model for the Chimiwungo orebody has not yet been developed and so the amount of uranium expected to be mined from this area has not yet been determined. The Lumwana mine could incur increased costs, penalties and delays in processing and realization of revenue if uranium levels in the copper concentrate delivered to smelters exceed certain agreed limits. Lumwana utilizes grade control and blend strategies in an effort to ensure that its copper concentrate complies with these limits, and it is also preparing a pre-feasibility study to examine treatment options for uranium that is scheduled to be completed by the end of 2012. See “– Mining and Processing” and “– Exploration, Drilling and Analysis.”

Mining and Processing

Mining has commenced in the Malundwe pit and is currently scheduled to be completed in 2016 with production phasing in Chimiwungo from the second half of 2012. The sulphide copper ore from Malundwe and Chimiwungo is being sent to the flotation plant, which is producing a concentrate suitable for sale to a smelter. A dedicated power line supplies power to Lumwana from the main grid operated by the government-owned and operated electric utility company in Zambia. In 2011, mining activity at the Lumwana mine focused on the Malundwe pit. The 2012 mine plan includes mining activity in the Malundwe and Chimwungo pits.

A primary gyratory crusher is used to crush the run of mine ore and the crusher product is then conveyed via an overland conveyor to a conical crushed ore stockpile. The grinding mill discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a ball mill. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 25% copper are expected.

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. Flotation tailings are thickened and pumped to the tailings dam. The majority of the copper plant water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required. Based on existing reserves and production capacity, the expected mine life is 32 years.

The amount of uranium in the copper concentrate is controlled by grade control and blend strategies. High grade uranium ore identified by grade control techniques is not processed in the concentrator. Lumwana’s blending strategy is intended to ensure that copper concentrate sold to smelters complies within certain agreed limits.

Environment

Lumwana operates in an environmentally responsible manner to mitigate environmental impacts. All requisite licenses and permits are kept in good standing. The Environmental Council of the Republic of Zambia approved the environmental impact assessment (“EIA”) for the Lumwana mine in October 2005. Most of the property, except for the Chimiwungo deposit and associated overburden dumps, falls inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest’s protected status, which is based on its timber resource and not nature conservation considerations, has no material impact on mining operations at Lumwana.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $69 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

The Chimiwungo and Malundwe orebodies have been extensively drilled. At year-end 2011, resource holes comprise 200,000 meters of diamond core drilling in 875 drill holes and 123,000 meters of reverse circulation (RC) drilling in 1,160 drill holes. The majority of the resource is supported by diamond drilling information. RC drill-sourced information, where present, is generally well inter-mixed with diamond drilling data. Diamond drill hole assays were derived predominantly in the vicinity of the copper ore zones and based on diamond saw cut one third or half core sampling at one or two meter intervals.

During 2011 a total of 190 holes were drilled (24 reverse circulation holes for 2,150 meters; 166 diamond drilling holes for 67,000 meters), focused on the main Chimiwungo resource area as well as the crusher-conveyor and waste dump areas, where sterilization drilling was conducted. Five holes were drilled in the Chimiwungo East Expansion area in 2011.

An infill resource drill program was completed at the Malundwe pit in 2011 in support of planned mining in the area in 2012. This program consisted of 83 RC drill holes with diamond twinning of six selected RC holes. An updated resource model is being prepared based on the results of this drill program.

For 2012, reserve definition drill holes have been proposed to infill exploration drilling to a density appropriate for scheduling Malundwe and Chimiwungo pit production through 2013. In addition, drilling will be conducted to better define mineralization in the greater Chimiwungo area as part of a prefeasibility study on an expansion that could potentially double processing rates at Lumwana. The pre-feasibility study is expected to be completed by year-end 2012 and will include a total of 250,000 meters in 750 holes (33,000 meters RC) drilled in the Chimiwungo Resources Development Area and 68,000 meters in 295 holes (mixed RC and diamond) drilled in the Chimiwungo East Extension area, with additional drilling in the waste sterilization area subject to rig availability.

At the Malundwe pit, drilling in 2012 is intended to cover planned cutbacks as well as additional drilling adjacent to those cutbacks to ensure that future pit optimizations are not drill-constrained. Reverse Circulation drilling will be used for the majority of the holes, and is assumed to be suitable to a depth of 120 meters. Holes longer than this will have diamond tails to the final hole depths.

The drill program currently underway at Chimiwungo will facilitate modelling and quantification of the amount of uranium in this resource area. As a risk mitigation strategy, Lumwana is considering grade control options to control the amount of uranium in the copper concentrate produced from the Chimiwungo area in the event that Chimiwungo contains amounts and grades of uranium similar to that of Malundwe. Lumwana is preparing a pre-feasibility study to examine treatment options for uranium that is scheduled to be completed by the end of 2012.

Sampling and analysis of diamond drill holes and blast holes complies with rigorous industry accepted quality control standards. As well, an external laboratory is used to verify results. Databases generated with these results are reviewed and cross-checked before being used in the resource estimation processes. All of these reviews concluded that Lumwana’s quality assurance, data verification and quality control procedures meet or exceed industry standards. Regular internal auditing of the resource estimation processes and procedures are conducted. Geological personnel ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

Royalties and Taxes

In April 2008, the Government of Zambia enacted a number of changes to the tax regime, including an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6%

to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income (the “2008 tax changes”). The 2008 tax changes coincided with the Government of Zambia unilaterally rescinding the tax stability guarantees contained in Development Agreements through a legislative provision stating that development agreements were no longer binding on the Republic of Zambia. In January 2009, the Government of Zambia announced the abolition of a number of the 2008 tax changes, including removing the hedging activity quarantine provision, abolishing the windfall tax, and increasing capital allowances back up to 100%. These changes took effect on April 1, 2009. In December 2011, the Government of Zambia increased the mineral royalty from 3% to 6% and re-introduced the taxation of hedging income as separate source income. These changes take effect from April 1, 2012.

Based on local and international legal advice, Lumwana believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the 2008 tax changes and all subsequent tax changes to the Zambian tax regime. However, until it resolves with the Government of Zambia the uncertainty surrounding the application of the Lumwana Development Agreement, Lumwana will measure (and during 2011 did measure) its taxation balances for the property on the basis of the enacted legislation. Following discussions and correspondence with the Government of Zambia, Lumwana agreed with the Zambian Revenue Authority in January 2011 to pay mineral royalties assessed at 3.0%. Lumwana will continue to reserve its right to compensation for breach of the tax stability provisions under the Lumwana Development Agreement and, by agreeing to pay mineral royalties, protect itself from the Zambian Revenue Authority assessing interest and penalties on the tax amount

Production Information

The following table summarizes certain production and financial information for the Lumwana mine for the periods indicated:

Year ended
December 31, 2011(1)
Tons mined (000’s)	68,380
Tons of ore processed (000’s)	13,823
Average grade processed (% of TCu)	0.62%
Pounds of copper produced (000,000’s)	159
Average total cash costs per pound (2)	$2.24

(1)	Barrick acquired the Lumwana Mine through its acquisition of Equinox Minerals Limited in June 2011. The contribution of the Lumwana Mine has been consolidated into Barrick’s results from June 1, 2011 onwards.
(2)	For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce/Pound”.

The diagram on the following page sets out the design and layout of the Lumwana mine.

Pueblo Viejo Project

General

The Pueblo Viejo project is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The project is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo.

The Pueblo Viejo project site has been a non-operating gold mine since June 1999. Early mining activity at the project site dates back to the 1500s. Subsequent to that early mining activity, Rosario Dominicana S.A. commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in the mine. Gold and silver production from oxide, transitional, and sulphide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo project site. On July 2, 2001, Pueblo Viejo Dominicana Corporation (“PVDC”) (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated a special lease agreement (the “SLA”) for the

Montenegro Fiscal Reserve in which the project is situated. The SLA was subsequently ratified by the Dominican National Congress and became effective on July 29, 2003. In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress.

The Pueblo Viejo project is situated on the Montenegro Fiscal Reserve which covers an area of 4,880 hectares and is located at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central where local topography ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. Forest capacity is limited by slope, topography, and soil movement. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October. Access to the Pueblo Viejo project from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a single lane, secondary Highway #17 at the town of Piedra Blanca, approximately 80 kilometres from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimón on the way to Cotui.

The SLA between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo project. The SLA provides PVDC with the right to operate the Pueblo Viejo project for a 25 year period commencing from the date on which PVDC delivered the Project Notice under the SLA. PVDC has the right to automatically renew the term of the lease for an additional 25 years at its sole option (50 years in total). The agreement provides for another 25 year extension with mutual agreement between both parties (75 years in total).

Development

The Pueblo Viejo project is being developed as an open pit mining operation, with two main open pits, and with processing facilities having a designed throughput capacity of 24,000 tonnes per day. Due to the composition of the ore, the mine will use whole ore autoclaving (pressure oxidation) followed by CIL cyanidation for recovery of gold and silver.

Construction of the transmission line connecting the site to the national power grid was completed during the fourth quarter of 2011, allowing the oxygen plant to undergo pre-commissioning testing in the first half of 2012. Pre-commissioning of the first two autoclaves is also expected to occur in the second quarter of 2012. First production is expected in mid 2012. At year-end 2011, overall construction was about 90% complete, approximately 85% of the capital has been committed and 13 million tonnes of ore were stockpiled, representing 1.4 million contained gold ounces. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company has started early works to construct a dual fuel power plant at an estimated cost of $300 million (100% basis). The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquefied natural gas. The new plant is expected to provide lower cost, long-term power to the project. See “– Mining and Processing.”

Total mine construction capital is expected to range between $3.6 to $3.8 billion (100% basis). Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000 to 675,000 ounces at total cash costs of $300 to $350 per ounce. The foregoing estimates are based on gold and oil price assumptions of $1,300 per ounce and $100 per barrel, respectively. Barrick has all material permits and rights necessary to develop the project.

Geology

The Pueblo Viejo precious and base metal deposit consists of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization that were formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits.

Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Pueblo Viejo Member of the Los Ranchos is a restricted sedimentary basin approximately 3 kilometers north-south by 2 kilometers east-west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin, to thinly bedded, carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. To the south, the Pueblo Viejo Member is unconformably overlain by the Hatillo Limestone Formation by means of a low angle, southwest dipping thrust fault.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Studies have determined that there were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (Stage III) veins with silicified haloes. Individual Stage III veins have a mean width of 4 centimetres and are typically less than 10 centimetres wide. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartzpyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Stage III sulphide veins also have higher gold values than replacement style mineralization. The most common form of gold is sub-microscopic gold within pyrite, where it is present as both solid solution within the crystal structure of the pyrite and as colloidal-size microinclusions (<0.5 microns). The proportions of the different forms and carriers of gold vary significantly throughout the Moore and Monte Negro deposits. Generally, the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated, or porous pyrite. Of all the elements, assays for silver consistently have the strongest correlation with gold. Silver has a strong association with Stage III sulphide veins where it occurs as the minerals silver, Sb-sulphides (pyrargyrite), silver-tellurides (hessite), gold, silver-tellurides (sylvanite, petzite), and silver-bearing tetrahedrite. The majority of the zinc occurs as sphalerite; primarily in Stage III sulphide veins and secondary as disseminations. The majority of copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been recorded.

Many rock types based on both lithological and structural domain boundaries were used in the geological block model. However, rock types were divided into five different categories based on metallurgical properties.

Mining and Processing

The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. Gold and silver will be recovered through pressure oxidation of the whole ore followed by cyanidation of gold and silver in a CIL circuit. One innovation, a hot cure on the slurry from the autoclave, is designed to reduce lime consumption by solid basic ferric sulphate in the cyanide leaching circuit, in favour of the neutralization of dissolved ferric sulphate in the liquid phase by limestone in the high density sludge (HDS) circuit. Autoclaving of the whole ore entails greater capital and operating costs than treating a concentrate but the increment in operating cost is limited because of its dependence more on sulphur throughput rather than total solid throughput.

The autoclave circuit has been designed to oxidize initially an average of 1,600 tonnes per day of sulphur. As a result of the varying sulphur content of the mill feed, the processing rate will range from 18,000 tonnes per day (high sulphur) to 24,000 tonnes per day (low sulphur). The rest of the process plant will be designed to handle the maximum process throughput.

The first stage pit is located in the existing Monte Negro pit, which is fully operational with all access ramps in place. Construction of the access ramps to the primary crushers is scheduled to begin in the second half of 2012.

The tailings storage area will be located in the El Llagal valley located approximately 4 kilometres south of the plant site. The ultimate storage requirements of the tailings impoundment facility will continue to grow as additional resources are identified. The tailing storage area will contain all of the tailings, waste rock and HDS precipitate to be generated over the life of the Pueblo Viejo project, and runoff water from the design flood event. With the increased resource base, additional tailings impoundment capacity will be identified and studied in 2012. The tailings impoundment facility was damaged by a buildup of rainwater in May 2011 in the aftermath of a major rainfall event in the area. Remediation of the starter tailings dam is ongoing and the Company is in receipt of all necessary approvals to allow construction of the starter dam to its full height. In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events, such as the event that occurred in May 2011 as discussed above. The project is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

The Hatillo and Hondo Reservoirs will supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond will be used as supplementary water supply.

Operational power requirements will vary from 150 MW at a process rate of 18,000 tonnes per day to 200 MW at 24,000 tonnes per day. Power during commissioning and initial periods of operation will be sourced, in part, from the national grid under a power purchase agreement with Empresa Genedora de Electricidad Haina S.A., a major Dominican generating company (“Haina”) and in part from temporary generators already set up on site, capable of approximately 40 MW of output. To support the deliveries of power by Haina, PVDC will sell the output of the PVDC owned Monte Rio power plant, with a name plate capacity of approximately 100 MW, to Haina. During mine operation, emergency power is expected to be provided by diesel generators that support critical loads.

The long-term power supply is under development. The Company has started early works to construct a 215 MW Wartsila combined cycle reciprocating engine power plant near the port city of San Pedro de Macoris on the south coast. The plant will be dual fuel and initially will be operated on heavy fuel oil (“HFO”) with the capability to convert to liquefied natural gas (“LNG”) in the future if a supply becomes feasible. The HFO will be delivered at an existing HFO off-loading facility in the harbor at San Pedro and delivered to the plant by a 7 km fuel pipeline. The plant will be connected to the site by an approximately 100 km transmission line. Initial construction permits have been granted and work is underway at the site pending final environmental approvals. The primary components of the plant have been manufactured and will be shipped as construction progresses. The plant will be phased into service in 2013 with full operation in combined cycle expected by mid 2013.

Environment

In September 2005, PVDC completed a Feasibility Study on the Pueblo Viejo project. An Environmental Impact Assessment (“EIA”) for the mine was completed in late 2005 and presented to the Dominican State in November 2005. Approval of the EIA was received in December 2006 from the Ministry of Environment. An Expansion Environmental Report was filed in 2008 and approved in December 2010. An Environmental and Social Impact Analysis for the power plant and associated fuel supply and transmission line was submitted to Dominican Republic Government on January 3, 2012 and was approved on March 27, 2012. The government approved preliminary earth works and site preparation on December 26, 2011.

The Pueblo Viejo project is being designed and constructed to mitigate potential environmental impacts. In order to prevent and control spills and protect water quality, the project will utilize multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.

The Pueblo Viejo project site is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the project. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities that correspond to such State. However, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which shall remain responsibility of the Dominican State. In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, have up until November 2014 to remediate the historical environmental matters for which they are responsible under that agreement.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $44 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2011, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 2,039 drill holes, 774 diamond drill core holes, 64 reverse circulation, 331 percussion holes and 870 rotary samples. Samples totaling 161,793 meters from diamond drill holes, 53,812 meters from rotary drill holes, 8,518 meters from percussion holes, and 10,002 meters from reverse circulation. In addition 1,487 closed spaced reverse circulation grade control drill holes, totaling 55,160 meters were used to estimate the gold, copper and silver resources. The drill hole spacing is variable ranging from 50 to 70 meters.

Pueblo Viejo samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile and Peru. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pueblo Viejo property conform to industry accepted quality control methods.

Quality control and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. All of these reviews concluded that Pueblo Viejo’s quality assurance, data verification and quality control procedures meet or exceed industry standards. Additionally, the data base was checked against the original data before use in the reserve model.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty of 3.2%; a Net Profits Interest of 28.75%; a tax on income, and a withholding tax on interest paid on loans and on payments abroad. In addition, an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo project. Barrick and Goldcorp have each provided a guarantee for the loan, in proportion to their ownership interests in the project, until the mine has achieved specified operational and technical requirements, after which the loan will become non-recourse. This facility is insured for political risks by Export Development Corporation of Canada. Substantially all the assets of PVDC, including the Pueblo Viejo project property and related assets, have been pledged as security under the loan. The effective interest cost for 2011 was 3.97%. As of December 31, 2011, PVDC had drawn $941 million (100% basis) of the facility.

The diagram on the following page sets out the design and layout of the Pueblo Viejo project.

Pascua-Lama Project

General Information

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.

In both Chile and Argentina, Barrick, through its wholly-owned Argentinean subsidiary, Barrick Exploraciones Argentina S.A., and its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA, owns the mining property in the project area. The mining rights have no expiry date, provided the applicable annual land payments are made.

The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty (the “Protocol Area”) and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty. In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama project, which avoids double taxation for the project. An increase in the size of the Protocol Area has been requested to include certain additional project-related infrastructure, which request is expected to be approved in due course.

The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

Primary road access in Chile initially was via a 126 kilometer public road (route C 485) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometers on Barrick private road to the Protocol Area access control point at Tres Quebradas. The project recently completed the upgrade of 70 kilometers of an existing public road from Punta Colorada and the construction of 48 kilometers of new road to join the road from Alto del Carmen which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometers up to the entry to the mine site at La Mesa.

Primary access in Argentina will be by public highways to Tudcum, some 200 kilometers north of the San Juan Province capital city of San Juan and from there 157 kilometers on an existing private road to the access gate to Barrick’s Veladero Mine, and another 30 kilometers through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another five kilometers to the process plant site.

Development

The Pascua-Lama project is being designed as a large-scale open pit operation with processing facilities having a designed throughput capacity of 45,000 tonnes per day. Non-refractory ore produced by the mine will be subject to cyanide leaching, while refractory ore will be subjected to flotation prior to cyanide leaching. The development of the processing facilities has been staged to reflect the expected composition of the ore over the mine life.

Approximately 55% of the previously announced pre-production capital of $4.7-$5.0 billion has been committed and first production is expected in mid-2013. The foregoing estimates are based on gold, silver and oil price assumptions of $1,300 per ounce, $25 per ounce and $100 per barrel, respectively and assuming a Chilean peso exchange rate of 475:1. Barrick will continue to finance the project through a combination of one or more of existing capital resources, operating cash flows and additional financings. The project is being impacted by labor and commodities cost pressures as a result of inflation, competition for skilled labor, the impact of increased Argentinean customs restrictions on equipment procurement and lower than expected labor productivity.

In Chile, earthworks were about 95% complete at year-end 2011, and in Argentina, earthworks construction was approximately 65% complete at year end. Approximately 40% of the concrete has been poured at the processing facilities in Argentina and about 15% of the structural steel has been erected to date. Occupancy of the construction camps in Chile and Argentina continues to ramp up with 6,500 beds available by the end of 2011. The camps are expected to reach their full capacity of 10,000 beds in mid-2012. Average annual gold production from Pascua-Lama is expected to be 800,000-850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce based on a silver price of $25 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected decrease by about $35 per ounce over this period.

In 2009, Barrick entered into the Silver Purchase Agreement with Silver Wheaton whereby it sold the equivalent of 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton will make up front payments totalling $625 million ($488 million received as at December 31, 2011). Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the Silver Purchase Agreement.

Geology

The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccias pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

Mining and Processing

The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,800 meters. The project will produce both non-refractory oxide and refractory sulfide ores. Construction on the Pascua-Lama project began in 2009. The Project is being developed in two phases due to the nature and distribution of ore types (non-refractory and refractory). Both ore types will be ground and washed, with non-refractory ore being subjected to direct cyanide leaching only. Washed refractory sulfides will be subjected to flotation prior to cyanide leaching of the flotation tailings. Final products from the process include doré bullion and Cu-Au-Ag flotation concentrates.

The plant consists of primary crushing, wet grinding in autogenous (AG) mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, cyanide destruction, cementation using Merrill-Crowe , mercury retorting, and smelting. For the treatment of the refractory ore, a flotation circuit will be added. The processing plant is designed to operate 24 hours a day, 365 days per year. The average design throughput is approximately 2,000 tonnes per hour.

During years 1 and 2, the process facility is designed to process 45,000 tonnes per day of non-refractory ore through three mill lines (Phase 1). In the late first quarter of year 3, a flotation facility will be added and refractory ore will be introduced to one of the mill lines at the rate of 15,000 tonnes per day (Phase 2). During this phase, which continues throughout the remainder of the mine life, the remaining two mill lines continue to process non-refractory ore at 30,000 tonnes per day. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion.

Until permanent power is available at site, temporary construction power will be provided by diesel generator. The temporary construction generators will be suitable for use as emergency back-up generators during operations in the event of a primary power failure. Permanent electrical power for the project will be provided by a single circuit 220 kV 106 km line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile. From there, separate 220 kV lines will be provided for power supply to the substations located at the process plant in Argentina (47 km) and the mine facilities in Chile (23 km). The construction of the primary power supply system is planned to be completed by mid-2013.

The Company is aware of a number of actions that have been initiated variously against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project. Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick. In 2011, Mountain-West Resources Inc. (“MWR”) issued a series of false and misleading press releases in which MWR falsely claimed that the Chilean portion of the Pascua-Lama project is not owned by Barrick but is instead owned by a third party who had granted MWR an option to acquire 50% of that property. Barrick has advised MWR that these statements are false and misleading, and has filed formal complaints referring these matters to the appropriate authorities. Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the construction of the Pascua-Lama project.

In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the Inter-American Commission on Human Rights (“IACHR”) claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project. The case has been briefed by the petitioner Community and the respondent State before the IACHR. Barrick is not a party to the proceedings and Barrick believes that the petitioner’s claims are without merit. Depending on the decision reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Pascua-Lama’s operations, such as maintenance and new construction, that are dependent on imported goods. Barrick will continue to evaluate the impact of these measures in 2012.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds. Barrick is evaluating the potential future impact of this Decree on the project.

Environment

The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, Barrick submitted a second EIA in respect of modifications of the project. In 2005, three addenda were submitted in response to questions and concerns raised by the communities and authorities. Barrick received approval of the EIA from Chilean environmental regulatory authorities in February 2006.

As noted above, the Environmental Impact Statement (“EIS”) prepared for the portion of the mine, mill and tailings storage facility for the project located in Argentina was submitted in 2000 and updated in 2004 to incorporate the cumulative impacts of the construction and development of the nearby Veladero project. This updated EIS was submitted in November 2004. In December 2006, Barrick received approval of the EIS from the San Juan, Argentina, provincial environmental regulatory authority. Having obtained approval of the EIS, Barrick will also need to obtain various sectoral permits for the construction and operation of the project. In April 2009, Barrick submitted a first biannual update of the EIS to the

Province of San Juan’s environmental regulatory authority, which was approved in December 2009. In May 2010, Barrick submitted a second biannual update of the EIS to the Province of San Juan’s environmental regulatory authority and in 2011 filed a third update. Additional project related infrastructure and facilities were included and considered in these updates. Barrick is currently awaiting approval of the EIS updates the related sectorial permits are expected to be obtained in due course.

In Chile, Barrick owns the surface land required for the facilities of the project and has obtained sufficient water rights for the project’s needs. In Argentina, Barrick has an undivided 90% interest in “Campos Las Taguas” which is the surface property affected by the mining facilities of the project. In 2008, the majority of remaining key sectorial permits, including water rights and an easement with respect to the 10% interest of “Campos Las Taguas” owned by third parties, were granted by the government of the San Juan Province in Argentina.

The Pascua-Lama project will handle ore or rock which has the potential to be acid generating and will use cyanide in the processing of ore. The project has been designed to manage the handling of ore and rock to reduce the potential volume of acid rock drainage. Such considerations include diversion and containment systems for the collection, storage and treatment of drainage and closure and reclamation plans designed to minimize water infiltration. The process facilities that use cyanide have been designed to prevent process solutions from being released to surface water or groundwater. These facilities will be lined and will include seepage detection and collection systems. The facilities will also include treatment for cyanide removal and destruction. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code will be implemented for the project.

Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers. Barrick’s activities at the Pascua-Lama Project do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around the project. Barrick has implemented a comprehensive range of measures to protect such areas and resources. Further, the Company believes that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where a portion of the Pascua-Lama project is located, previously enacted glacier protection legislation with which Barrick complies. The Company believes it is legally entitled to continue its current activities on the basis of existing approvals. In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Pascua-Lama, pending consideration of the constitutionality of the law by the Supreme Court of Argentina. See also “Legal Matters – Legal Proceedings – Argentina Glacier Legislation”.

At December 31, 2011, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting was $51 million (as described in Note 24 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2011, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,240 reverse circulation holes, 605 diamond drill core holes, 2,060 underground channel samples, 383 surface channel samples, 157 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 333,415 meters of reverse circulation holes, 159,212 meters of diamond drill holes, 24,503 meters of underground channel samples and 12,704 meters of road channel samples. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area.

Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures, data verification and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

Quality control, data verification and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. Additionally, the data base was checked against the original data before use in the reserve model.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.433% to 9.555% and a 1.91% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

The following diagram sets out the proposed design and layout of the Pascua-Lama mine.

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of acquisitions and an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence. In 2011, Barrick spent $346 million on its exploration and evaluation activities (2010 – $229 million). Of the $217 million spent on exploration in 2011, approximately $78 million was spent in North America, approximately $31 million was spent in South America, approximately $81 million was spent in the Australia Pacific region, and approximately $27 million was spent by ABG. Evaluation expenditures in 2011, consisting of costs incurred to determine the economic potential of mineral deposits and mine development costs, totaled approximately $129 million (2010: $75 million).

Barrick’s exploration strategy is aligned with its business objectives with a balanced approach to increasing production that includes acquisitions, project development and finding deposits through exploration. This growth strategy focuses on: finding new discoveries; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its RBUs and exploration offices around the world. Barrick’s success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective trends and a disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are accomplished. The Company has maintained a strong commitment to exploration, by providing consistent funding through the years and recognising the value to the company through exploration success. In addition, Barrick’s exploration team is integrated and aligned with the corporate development team to identify best assets with early opportunity and upside potential.

In 2012, Barrick expects to spend approximately $450 to $490 million on exploration, of which approximately 40% will be capitalized. The budget supports a deep pipeline of projects and is weighted towards near-term resource additions and conversion at Barrick’s existing mines, while still providing support for earlier-stage exploration in Barrick’s operating districts. North America remains a key priority in 2012 with approximately 45% of the total exploration budget allocated to the region. In 2012, Barrick expects to expense approximately $380 to $410 million for its share of exploration and evaluation expenditures. In 2012, Barrick’s expected exploration and evaluation expenses are primarily attributable to on-going minesite reserve and resource development programs, principally at Red Hill/Goldrush (described in further detail below under “ – New Discoveries”), Goldstrike, Lumwana, Kanowna and Veladero. Exploration and evaluation expenses also include non-capitalizable project costs at Pueblo Viejo, Pasua-Lama and Cerro Casale and costs from projects for which Barrick uses the equity accounting method, including Kabanga and Donlin Gold.

Expansion of Existing Operations

In 2011, Barrick identified a number of brownfield development opportunities which have the potential to contribute organic long-term production growth and extend the mine life of certain existing operations. At Turquoise Ridge (75% owned by Barrick) in Nevada, the Company is advancing on the potential to develop a large-scale open pit to mine the lower grade halo around the existing high grade core, which could significantly increase annual production. Work in 2012 will focus on a prefeasibility study to be completed by year end. At Lumwana, activity to expand existing operations has been ramped up to focus on resource definition drilling at Chimiwungo and step-out drilling to the south and east to extend the mineralization, in addition to a prefeasibility study on an expansion that could potentially double processing rates at Lumwana, which is expected to be completed by year-end 2012. The Lumwana property is described in further detail above in the Material Properties section (see “Material Properties – Lumwana Property”). Additional organic growth opportunities have been identified at Lagunas Norte and Zaldívar, each of which involves larger sulfide deposits under the existing ore bodies, which have the potential to contribute to increased production in the long term and extend the mine life of both operations. Barrick has also identified an opportunity at its Hemlo mine to expand the open pit and extend the mine life by up to 10 years. A feasibility study is expected to be completed in mid-2012. In 2012, Barrick intends to further advance studies regarding these opportunities, as well as other brownfield development opportunities, to surface additional value at its existing operations.

New Discoveries

In 2011, the Company announced two significant gold discoveries known as Red Hill and Goldrush on its 100%-owned Cortez property in Nevada. The two discoveries are located on highly prospective ground, six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine. The new discoveries are geologically similar in style to Barrick’s Cortez Hills and Goldstrike mines. Infill drilling between the deposits has shown that Red Hill and Goldrush merge into a single deposit. Recent drilling continues to grow the potential at Red Hill/Goldrush. As of year-end 2011, the Red Hill/Goldrush deposit had a measured and indicated resource of 1.27 million ounces and an inferred resource of 5.75 million ounces. The Red Hill/Goldrush deposit remains open in multiple directions. Step out holes have intersected mineralization a further 2,800 feet north beyond the initial 2010 resource as well as extended mineralization at least 1,000 feet to the southwest. The step out drilling continues to suggest a high likelihood of major resource expansion. A total of 468,000 feet of drilling ($64 million) is planned at Red Hill/Goldrush in 2012 to test the full extent of the mineralized system and further expand and upgrade the resource base.

Advanced Projects

In 2012, Barrick expects to increase the capital projects portion of its total capital expenditures to approximately $2.60 to $2.75 billion (2011: $2.25 billion), primarily as a result of construction activity at Pascua-Lama, partly offset by lower capital project capital expenditures at Pueblo Viejo as the project commences operation in mid-2012. Based on the current portfolio of development projects and mine plans, total capital project capital expenditures are expected to decrease in 2013 following the completion of Pueblo Viejo and Jabal Sayid in 2012 and Pascua-Lama in mid-2013. The Pueblo Viejo project and the Pascua-Lama project are described in further detail above in the Material Properties section (see “Material Properties – Pueblo Viejo Project” and “Material Properties – Pascua-Lama Project”). The Jabal Sayid project is described below.

Jabal Sayid is a copper project in Saudi Arabia located about 350 km northeast of the Red Sea port of Jeddah and 120 km southeast of Medina. The property was acquired by Barrick as part of the Equinox transaction in 2011. Overall construction of the Jabal Sayid project was about 75% complete at year-end 2011. The Jabal Sayid copper project consists of three major copper-rich deposits, “Lode 1”, “Lode 2” and “Lode 4”. Subject to receipt of final Environmental Impact Assessment approvals, the operation is expected to enter production in the second half of 2012 at total construction capital of approximately $400 million, of which 85% had been committed at year-end 2011. Underground mine development for first ore production and concrete works was completed in the fourth quarter of 2011 and bulk earthworks were about 90% complete. Jabal Sayid is expected to produce 35-45 million pounds of copper from Lode 2 in 2012 at total cash costs of $2.15-$2.50 per pound. The foregoing estimates are based on 2012 copper and gold price assumptions of $3.50 per pound and $1,700 per ounce, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. Average annual production from Lode 2 and Lode 4 is expected to be 100-130 million pounds over the first full five years of operation at total cash costs of $1.50-$1.70 per pound. Results from recent drilling beneath Lode 4 demonstrate that the width of mineralization towards the base of the current resource model had been underestimated by lack of drilling. This area will be the focus of ongoing drilling and resource/reserve upgrades and additions in 2012.

Projects in Feasibility

Certain of Barrick’s other current development projects, which are at various stages of development, are described below.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. Barrick has a 75% interest in the project and has obtained control over the project, following its March 2010 acquisition of a 25% interest from Kinross. Barrick’s 75% share of average annual production is anticipated to be about 750,000 to 825,000 ounces of gold and 190 to 210 million pounds of copper in its first five years of operation at total cash costs of about $200 to $250 per ounce. Estimated total mine construction capital based on prices in effect during the second quarter of 2011 without escalation for inflation is approximately $6.0 billion (100% basis). The foregoing estimates are based on gold price, copper price and oil price assumptions of $1,300 per ounce, $3.25 per pound and $100 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 475:1.

The environmental impact assessment permitting process at Cerro Casale is anticipated to be completed by the end of 2012, after which Barrick will consider a construction decision and commencement of detailed engineering. The permitting process is being conducted alongside discussions with representatives of government and meetings with local communities and indigenous peoples impacted by the project. Basic engineering was completed on schedule in the fourth quarter of 2011.

The Donlin Gold project (formerly, the Donlin Creek project) is a large refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NovaGold Resources Inc. (“NovaGold”) to form a jointly owned limited liability company, Donlin Creek LLC (now, Donlin Gold LLC), on a 50/50 basis to advance the project. The project’s original feasibility study update was approved by the board of Donlin Creek LLC in the second quarter of 2009. A revised feasibility study, which includes updated costs and the utilization of natural gas, has been completed and acceptance of the study by the board of Donlin Gold LLC is expected in the first half of 2012, pending the finalization of surface land use agreements. Mine construction capital, based on prices in effect during the second quarter of 2011 without escalation for inflation, is expected to be approximately $6.7 billion (100% basis). This estimate includes a natural gas pipeline, which is anticipated to lower long term power costs and offer a better environmental and operational solution for power connection to the site. Permitting is expected to commence following approval by the Donlin Gold board of the revised feasibility study. Donlin Gold is anticipated to produce about 1.5 million ounces of gold annually (100% basis) in its first full five years of operation.

In 2006, Barrick acquired a 50% interest in Atacama Copper Pty Ltd., which in turn has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests. Reko Diq is a large copper-gold porphyry mineral resource located in southwest Pakistan in the province of Balochistan. The feasibility study indicates pre-production capital of approximately $3.3 billion (100% basis) on a 120,000 ton per day processing plant, which is capable of future expansions. The foregoing estimate is based on prices in effect during the fourth quarter of 2009, without escalation for inflation. It is estimated that Barrick’s share of average annual production for the first five full years will be between 90,000 and 100,000 ounces of gold and 150 to 160 million pounds of copper. A copy of the feasibility study was delivered to the Government of the Province of Balochistan (“GOB”), partners in the project, in June 2010 in accordance with the terms of a joint venture agreement.

On February 15, 2011, the project company, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”), a subsidiary of Atacama Copper Pty Ltd., submitted to the GOB an application for a mining lease in respect of the Reko Diq project. On November 15, 2011 the GOB rejected the mining lease application for the Reko Diq project. Barrick believes that it has a sound legal basis to support its entitlement to secure a mining lease and the Company is actively pursuing the enforcement of its legal rights through both the International Center for Settlement of Investment Disputes and the International Chamber of Commerce. The carrying value of Barrick’s investment in Reko Diq is $121 million. For additional details on these proceedings as well as the related proceedings before the Supreme Court of Pakistan see “Legal Matters – Legal Proceedings – Reko Diq Arbitration” and “Legal Matters – Legal Proceedings – Pakistani Constitutional Litigation”.

Barrick is party to a joint-venture agreement with Xstrata plc (“Xstrata”) with respect to the Kabanga nickel deposit and related concession in Tanzania. During 2008, Xstrata earned its 50% interest in the project under the earn-in agreement and is currently the operator of the project. Expenditures are funded equally by Xstrata and Barrick. Xstrata Nickel, a business division of Xstrata plc, is currently the operator of the project. Preliminary engineering continues along with efforts to obtain an approved Environmental Impact Assessment and a Special Mining License and negotiate a Mineral Development Agreement with the Tanzanian government by the end of 2012, at which point the partners expect to make a construction decision.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters –

Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting environmental audits of its business activities, on a regular and scheduled basis, in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. All operating mines and selected project sites are subject to triennial audits, with certain sites being audited more frequently. Starting in 2010, Barrick began submitting closure sites and certain project sites to environmental audits. Barrick has identified certain of its closure and project sites that will be audited on a risk-priority basis in 2012. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. Barrick has also developed and is continuing to develop specific performance standards relating to environmental matters. Barrick’s Global Water Conservation Standard, completed in 2008, is being implemented as a company-wide priority. As of December 31, 2011, 19 of Barrick’s 26 operating mines are zero water discharge operations, with all water recycled and reused for mining processes at site. Barrick has developed expertise in using saline water, maximizing availability of fresh water for other community users. In 2011, approximately 30% of the Company’s water intake was brackish or saline. In 2012, Barrick intends to further participate in the Water Disclosure Project to contribute to greater understanding of global industrial water use.

In 2009, Barrick finalized three additional standards: a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard. At year-end 2011, the Biodiversity Standard was being implemented at 11 operating sites. Twenty of Barrick’s operating mines have implemented the Mine Closure Standard, with the remaining six sites planning to implement additional measures in 2012 to ensure compliance. The Incident Reporting Standard has been implemented at the Company’s operating sites.

Also in 2009, Barrick completed a risk assessment to identify and address the business risks associated with climate change, while continuing to improve overall energy efficiency of its operations. In 2010, Barrick adopted a Global Climate Change Standard. The Climate Change Standard has been implemented at 18 of Barrick’s operating sites, and the Company expects to continue the implementation of this standard in 2012.

In certain respects, the standards developed by the Company exceed regulatory requirements and represent industry best practices. To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System (“EMS”) in 2005 that was updated in 2008 to align with international standards, including ISO 14001. To date, the EMS has been implemented at 20 mines and full implementation at all sites is expected in 2012. Most Barrick mines are already substantially compliant with the EMS by virtue of their existing systems. For example, the North American RBU achieved ISO 14001 certification in 2011, becoming the second of Barrick’s regional business units to be certified after the South American RBU. The Australia Pacific RBU is currently pursuing ISO 14001 certification, with the Porgera mine expected to be certified in 2012. All Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

During 2011, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s material operations.

As part of Barrick’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Note 2(U) and 24 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property. The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that use cyanide must receive a third party certification inspection. The Company listed all of its mines that use cyanide for Code certification. Barrick has achieved certification or re-certification of 22 of its operations under the Code.

Certain of the Company’s operations produce mercury as a result of the ore that is processed at those sites. Those operations currently sell this mercury, which is captured at each of these sites by air pollution control devices. The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick will cease the export of elemental mercury from US facilities in 2013. The Company is currently exploring options for storing mercury produced at these sites commencing in 2013. The Company is tracking the development of an international treaty on mercury which is anticipated to come into force by 2017. The Company anticipates ceasing export and sales of elemental mercury at the time the treaty comes into force.

ENTERPRISE RISK-MANAGEMENT

In 2010, the Company developed and implemented a standardized Enterprise Risk Management (ERM) ranking and reporting process to ensure that risks across the Company were identified, assessed and prioritized and that mitigation strategies were monitored at the appropriate levels of the organization.

The Barrick ERM process is intended to ensure that all business and operational risks identified at the corporate functional level, by the RBUs (whether at the site or regional level), the copper business unit, or within Barrick Energy or ABG are escalated according to a standardized risk ranking criteria. In addition, each risk and mitigation strategy is monitored and escalated to the appropriate level of management based upon organizational impact. The highest ranking priority risks from each region and corporate function are presented to Barrick management for final consolidation and prioritization as part of the Company’s annual planning process.

In 2012, the Company intends to adopt an ERM policy and begin the process of developing procedures and auditing protocols, as required, to support the deployment of the ERM policy within the organization. The ERM policy is intended to reflect the ranking and reporting practices and procedures which have developed in connection with initial deployment of the ERM process. To continually improve the Company’s ERM process, Barrick has initiated the development and implementation of a training program focused on enhanced assessment and reporting for key personnel at all levels of the organization.

Financial Risk-Management

The Company has mining operations in nine principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices, the price of certain other metals, currencies, interest rates and other commodity prices. This financial exposure is monitored and managed by the Company as an integral part of its overall financial risk-management program. The Company’s financial risk-management program focuses on the unpredictability of commodity prices, currencies and interest rates and uses financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in the financial markets. The Company’s financial risk-management program has recently been integrated into Barrick’s overall ERM reporting process.

Gold Sales

For most of Barrick’s history, gold forward sales were a significant element in providing the Company with relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it would not add new ounces to its gold forward sales program.

In 2009, Barrick announced its plan to eliminate its Gold Hedges and a significant portion of its Floating Contracts. During 2009, Barrick eliminated its Gold Hedges and reduced the obligation relating to the Floating Contracts to approximately $0.6 billion. During 2010, the remaining obligation relating to the Floating Contracts was repaid in full.

In 2011, Barrick’s entire gold production was delivered into the spot market. The Company realized an average price of $1,578 per ounce compared with the average London P.M. Fix for the year of $1,572 per ounce. In 2010, the Company realized an average gold price of $1,228 per ounce compared with the average London P.M. Fix for the year of $1,225 per ounce. The Company enters into derivative contracts, primarily purchased and written contracts, with the primary objective of increasing reported gold and copper revenue (see Note 22C “Derivative Instruments” to the Company’s 2011 Consolidated Financial Statements and MD&A for further information).

Copper Sales

Barrick has put in place floor protection on approximately half of its expected copper production for 2012 at an average floor price of $3.75 per pound and has full participation to any upside in copper prices. Barrick’s realized price on its entire copper production is expected to be reduced by approximately $0.13 per pound in 2012 as a result of the net premium paid on option hedging strategies.

The Company realized an average price of $3.82 per pound compared with the average London Metals Exchange price for the year of $4.00 per pound, as a result of the impact of hedging strategies, quotational period pricing and timing of sales. In 2010, the Company realized an average copper price of $3.41 per pound compared with the average London Metals Exchange price for the year of $3.42 per pound.

Silver Sales

Barrick currently produces silver as a by-product at certain of its operating mines. In September 2009, Barrick entered into a transaction with Silver Wheaton for the sale of an amount of silver equivalent to the amount of silver produced from the Lagunas Norte, Pierina and Veladero mines in South America until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama (see “Pascua Lama Project – Development”).

Utilizing option collar strategies, Barrick has hedge protection on a total of 45 million ounces of expected silver production from 2013 to 2018. The contracts contain purchased put and sold call options with weighted average strike prices of $23 per ounce and $57 per ounce, respectively. For collars designated against silver bullion sales, the hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month. For additional information on Barrick’s hedges against silver bullion sales, see Note 22C to the Notes to the Consolidated Financial Statements for the year ended December 31, 2011.

Currency, Interest Rate and Other Commodity Hedge Programs

The Company also monitors and manages exposures related to fluctuations in currencies, interest rates and other commodity prices. Currency risk mainly arises on non-U.S. dollar cash expenditures at the Company’s Australian, Canadian, South American, Papua New Guinean and Zambian mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises with respect to commodities such as nickel at its Kabanga project, and the costs of electricity, acid, diesel fuel, natural gas and other inputs consumed at each of the Company’s operations. The Company mainly uses forward foreign exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of these exposures.

Barrick’s currency hedge position has provided benefits to it in the form of hedge gains recorded within its operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2011 – $344 million; 2010 – $145 million; and 2009 – $27 million (US GAAP). Barrick also recorded hedge gains/losses as an offset to corporate administration costs as follows: 2011 – $24 million gain; $2010 – $33 million gain; and 2009 – $7 million loss. For 2012, Barrick’s average Australian dollar hedge rates are favorable in comparison to the current market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. Barrick has hedged approximately A$1.7 billion, C$500 million and CLP 300 billion in 2012 for expected Australian, Canadian and Chilean operating costs and sustainable and eligible project capital expenditures at average rates of $0.81, $1.01 and 516, respectively. As a result, Barrick is nearly fully hedged against its expected Australian dollar, Canadian dollar and Chilean peso expenditures. Assuming market exchange rates at the December 31, 2011 levels of A$1.02 against the US dollar and $1.02 and CLP 520 for the US dollar against the Canadian dollar and Chilean peso, respectively, Barrick expects to record gains on its operating expenditures of approximately $300 million in 2012, or about $40 per ounce based on total forecasted 2012 production. Beyond 2012, Barrick has hedge protection in place for about 40% of its Australian dollar operating exposures through 2016.

As of December 31, 2011, Barrick had forward contracts in place totaling 5.0 million barrels of oil over the next three years. In 2011, Barrick recorded hedge gains in earnings of approximately $48 million on its fuel hedge positions (2010: $26 million loss; 2009: $97 million loss (US GAAP)). Assuming market rates at the December 31, 2011 level of $99 per barrel, Barrick expects to realize hedge gains of approximately $20 million in 2012 from its financial fuel contracts.

In 2012, Barrick expects Barrick Energy to produce about 3.7 million boe. The net contribution (primarily as a result of the impact of royalty obligations) from Barrick Energy production is expected to provide a natural offset to consumption of about 1.8 million barrels of fuel. The Barrick Energy contribution, along with Barrick’s financial fuel hedges, provides hedge protection for approximately 80% of the Company’s estimated fuel consumption for 2012.

Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

For a summary of the Company’s derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Notes 6 and 22 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2011, pages 77 to 79 of the Company’s Annual Report – Financial Report 2011 to Shareholders for the year ended December 31, 2011 and “Risk Factors”.

Oversight and Control Over Financial Risk-Management Activities

The Company’s financial risk-management activities are subject to the management, direction and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the Company’s Board of Directors, reports to the Board of Directors on the scope of the Company’s risk-management strategy and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

Responsibility for the implementation of hedging and financial risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge positions, detailing the size of the positions by contract type, diversification of the position among counterparties, each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

Barrick maintains segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the Company’s treasury reporting group regularly monitors gold sales and hedging transactions entered into by the Company. Confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to the mining laws are frequently proposed in the US Congress. The most recent proposed changes to the mining law were contained in President Obama’s proposed budget, which included a proposal to replace the land tenure provisions of the mining law with a leasing program and to impose a 5% gross royalty on minerals produced under the new leasing system. The proposal appears to grandfather existing rights. The budget proposal included no legislative language so the exact parameters of the proposal are uncertain. It is uncertain whether the proposal will be part of any budget that is ultimately approved.

In November 2009, a lawsuit was filed by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior (District of Columbia, Case No. 1:09-cv-01972). The lawsuit seeks to impose different rules on millsite claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could also result in changes in the mining law.

In December 2010, the US Environmental Protection Agency promulgated a new rule relating to mercury emissions from gold mining facilities. The new rule, known as the gold mining mercury MACT (Maximum Achievable Control Technology) imposes new permitting monitoring and control requirements on gold recovery air pollution sources. Due to the Company’s own voluntary control efforts and the State of Nevada’s groundbreaking mercury control regulations promulgated with the Company’s support in 2006, the Company believes that its operations are well-placed to be able to comply with the new rule. Environmental groups have challenged certain aspects of the proposed rule in the U.S. Circuit Court of Appeals for the District of Columbia, seeking more stringent requirements. The litigation could result in additional controls and expense.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary”. Veladero’s export of gold doré is currently subject to this duty. It is possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures. Should export duties continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s and Pascua-Lama’s operations, such as maintenance and new construction, that are dependent on imported goods. Barrick will continue to evaluate the impact of these measures in 2012.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted at the federal level in Argentina, coming in force in early November 2010. The federal law bans all new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If significant impacts on glaciers and peri-glacial environment are verified by said audit, the authority is empowered to take action, including the suspension or relocation of the activity. The Province of San Juan, where Barrick’s operations are located in Argentina, had previously adopted glacier protection legislation, with which Barrick’s activities comply. Barrick believes it is legally entitled to continue its current activities on the basis of existing approvals. In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero and Pascua-Lama pending consideration of the constitutionality of the law, to be decided by the Supreme Court of Justice of Argentina.

Following the earthquake in Chile in the first quarter of 2010, the Chilean government presented a package of certain tax increases to the Chilean Congress for approval. With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by the Chilean Congress. The income tax changes were enacted in the third quarter 2010.

In addition, in October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% – 14% based on the level of operating margin. For those companies currently operating under a stabilized regime, the law contemplates an option to voluntarily apply a rate of 4% – 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% – 14% for an additional 6 years. In January 2011, Barrick voluntarily adopted the new specific mining tax with respect to its Zaldívar mine in Chile.

In October 2011, the Peruvian government enacted a new voluntary Special Mining Contribution (SMC) payable by mining companies that have entered into legal stability agreements in Peru. On October 20, 2011, Barrick signed an agreement with the Peruvian government by which it voluntarily committed to pay the SMC on a quarterly basis for the term of its legal stability agreements for the Pierina and Lagunas Norte properties. The SMC is assessed on a sliding scale ranging from 4% to 13.12% based on operating income margin.

In 2010, the Australian government proposed a new tax on the minerals industry. The original proposed tax extended to all minerals including gold and copper. After negative community feedback, the government abandoned the original proposed new tax and announced a new minerals resource rent tax (“MRRT”) applying to iron ore and coal. The Australian government has now enacted the MRRT and it has a commencement date of July 1, 2012. The MRRT as enacted only applies to iron ore and coal and other commodities such as gold and copper are not subject to the MRRT.

In November 2011, the Australian government enacted a price on carbon emissions with a commencement date of July 1, 2012. The carbon price will be fixed in the first three years, starting at A$23 per tonne of carbon dioxide equivalent and increasing by 5% per annum until June 30, 2015. The carbon tax is designed to apply to the top 500 high-emitting companies in Australia. The government has proposed a transition from the carbon price regime to an emissions trading scheme (ETS) from July 1, 2015. The Coalition opposition has pledged to repeal the carbon price if they win government in the future. Barrick has completed a preliminary assessment and expects the impact of complying with the legislation to be an increase in our total cash costs of approximately $3 per ounce on a consolidated basis and approximately $12 per ounce for the regional business unit on an annualized basis.

In December 2011, the Government of Zambia increased the mineral royalty from 3.0% to 6.0% effective April 1, 2012, following a previous royalty increase from 0.6% to 3.0% in April 2008. The 3.0% and 6.0% royalties contradict the development agreement entered into between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005, which provided a 10-year stability period for the key fiscal and taxation provisions related to the Lumwana property, including a 0.6% mineral royalty. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the mineral royalty and other changes to the Zambian tax regime. In January 2012, the Government of Zambia announced its intention to further review the country’s mining legislation. No amendments have been proposed to date.

The Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases effective April 29, 2010 (the “Environmental Rules”). Rule 7 of the Environmental Rules purports to create a new special civil action or remedy called a “Writ of Kalikasan”. The Environmental Rules provide that such a writ is available to a natural or juridical person, on behalf of persons “whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation by an unlawful act or omission of a public official or employee, or private individual or entity, involving environmental damage of such magnitude as to prejudice the life, health or property of inhabitants in two or more cities or provinces.” The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. The Rules provide for a significantly compressed procedural timeframe for such proceedings and, amongst other things, require: (i) the petitioners to file all of their evidence at the time they commence the proceeding and file their Petition for a Writ; and (ii) the respondents to file a responding pleading and their evidence within ten (10) days of being served with the Writ. The Rules also contemplate a speedy hearing and determination on the merits. Barrick does not operate in the Philippines but is a party to various legal proceedings in that country that relate to Placer Dome’s former interest in the Marcopper mine (see “Legal Proceedings – Writ of Kalikasan”).

On November 15, 2011 the Government of Balochistan rejected the mining lease application for Barrick’s Reko Diq copper-gold project in Pakistan. Barrick believes that it has a sound legal basis to support its entitlement to secure a mining lease and the Company is actively pursuing the enforcement of its legal rights through both the International Center for Settlement of Investment Disputes and the International Chamber of Commerce. Litigation regarding the Reko Diq project is also on-going at the Pakistani Supreme Court. See “Legal Proceedings – Reko Diq Arbitration” and “Legal Proceedings – Pakistani Constitutional Litigation”.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment and Closure”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all current government controls and regulations at each of its material properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project (the “Project”). On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement (“EIS”) did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. In January 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit. In December 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision. In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.

In August 2010, the District Court issued an order granting summary judgment for Cortez except generally for those issues covered by the supplemental EIS on which it reserved ruling until the completion of that document. The final supplemental EIS was published on January 14, 2011. On March 15, 2011 BLM issued its record of decision which approved the supplemental EIS which had the effect of terminating the tailored injunction, thereby enabling the Cortez mine to revert to its original operating scope. All parties filed their motions for summary judgment on all remaining issues. On January 3, 2012, the Court issued a decision granting summary judgment in favour of Barrick and the BLM on all remaining issues. The Plaintiffs have appealed this decision to the United States Court of Appeals for the Ninth Circuit.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed in October 2005, by the Provincial Government of Marinduque, an island province of the Philippines (the “Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome. After the amalgamation of Placer Dome and the Company, the Court granted the Province’s motion to join the Company as an additional named Defendant. In June 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens (improper choice of forum). In September 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper.

In April 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and on October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action. On February 11, 2011, the Court issued its written reasons for the dismissal order. On March 11, 2011, the Province filed a motion to reconsider the Court’s order, which the Company opposed on March 28, 2011. The Court denied the motion to reconsider on May 25, 2011. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this Complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately $1 billion.

In October 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. In March 2008, an attempt was made to serve Placer Dome by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint stating that PDTS is not an agent of Placer Dome for any purpose and is not authorized to accept service or to take any other action on behalf of Placer Dome. In April 2008, Placer Dome made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed a motion challenging Placer Dome’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome opposed this motion. The motion has been briefed and is currently pending. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In August 2009, BGI was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. BGI has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing in February 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, BGI and Placer Dome filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by BGI and Placer Dome on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order (TEPO) was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation, SC G.R. No. 195482 (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome and the Company, ordered Placer Dome and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and Marcopper’s failure to properly decommission the Marcopper mine. The Petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The Petitioners purported to serve the Company on March 25, 2011.

On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. As required by the Environmental Rules, by special appearance and without submitting to the jurisdiction of the Court, on April 4, 2011, the Company filed its Return Ad Cautelam to the Writ seeking the dismissal of the Petition with prejudice. On April 12, 2011, the Supreme Court issued a Resolution requiring the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction within ten days of receiving notice of the Resolution. On or around April 27, 2011, the petitioners purported to make discovery requests of the Company and Placer Dome (collectively, the “Discovery Requests”). On May 4, 2011, the Court of Appeals issued a Resolution: (i) directing the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction; and (ii) putting the petitioners’ Discovery Requests in abeyance pending resolution of the Company’s Urgent Motion for Ruling on Jurisdiction. On May 16, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed with the Supreme Court a Clarificatory Manifestation seeking clarification as to whether the Court of Appeals or the Supreme Court has jurisdiction over the matter. On June 2, 2011, the petitioners served an Opposition to the Company’s Urgent Motion for Ruling on Jurisdiction.

On June 6, 2011, a mail package addressed to Placer Dome from the Philippines Office of the Solicitor General purported to serve summons and other materials on Placer Dome. On or about June 6, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed a Manifestation drawing to the Court’s attention the fact that each of the Court of Appeals and the Supreme Court had issued (inconsistent) Resolutions indicating that they would each resolve the Company’s Urgent Motion for Ruling on Jurisdiction. The Company requested that all further proceedings in the case, both before the Supreme Court and the Court of Appeals, be suspended pending issuance of the clarification sought in the Company’s Clarifactory Manifestation. By Manifestation dated June 10, 2011, Placer Dome, by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted the Company’s Urgent Motion for Ruling on Jurisdiction and reserved the right to file a supplement thereto; and (ii) joined the Company in seeking clarification as to which court has jurisdiction over this matter. By Manifestation dated June 16, 2011, Placer Dome, by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted as its own the Company’s Return Ad Cautelam; and (ii) reserved the right to supplement this Return after the Supreme Court has clarified which court has jurisdiction.

The Supreme Court issued a Resolution dated June 21, 2011 in which it referred the records of the case to the Court of Appeals for appropriate action on the various pending motions. In June 2011, the Petitioners filed their Opposition to the Urgent Motion for Ruling on Jurisdiction. On July 1, 2011, Placer Dome, by special appearance and without submitting themselves to the court’s jurisdiction, filed a Supplement to the pending Urgent Motion for Ruling on Jurisdiction. On July 8, 2011, the Company and Placer Dome, by special appearance and without submitting themselves to the jurisdiction of the Court of Appeals, filed a Manifestation: (i) indicating their understanding that the Supreme Court Resolution dated June 21, 2011 resolves the issues raised in the Clarificatory Manifestation and effectively rules that the Supreme Court has lost or relinquished subject matter jurisdiction over the case effective June 21, 2011 and has transferred jurisdiction to the Court of Appeals; (ii) manifesting their intention to file a Second Supplement to the Urgent Motion for Ruling on Jurisdiction. On July 12, 2011, the Company and Placer Dome filed, under special and limited appearance and without submitting themselves to the Court of Appeal’s jurisdiction, a Second Supplement to their Urgent Motion for Ruling on Jurisdiction. On July 14, 2011, the Company and Placer Dome, by special appearance and without submitting themselves to the jurisdiction of the Court, filed a Manifestation submitting that they are entitled to be heard on the Petitioners’ Urgent Motion dated April 12, 2011 (regarding service related issues) and Manifestation with Reiterated Motion dated May 11, 2011 (also regarding service related issues), neither of which had been served on the Company and Placer Dome. On September 8, 2011, in response to learning that the Supreme Court had granted the Petitioners’ Urgent Motion dated April 12, 2011 and Manifestation with Reiterated Motion dated May 11, 2011 in its Resolution dated May 31, 2011, without the Company or Placer Dome being aware of such motions or having an opportunity to respond to them, the Company and Placer Dome, by special appearance and without submitting themselves to the jurisdiction of the Court, filed a Manifestation submitting that the Supreme Court’s May 31, 2011 Resolution is functus officio and moot and, in any event, is void and legally ineffective. On or about August 8, 2011, the Petitioners filed a Comment (to the Supplement and Second Supplement to the Urgent Motion for Ruling on Jurisdiction). On September 1, 2011, the Company and Placer Dome, by special appearance and without submitting themselves to the jurisdiction of the Court, filed a Consolidated Reply to the Petitioners’ June, 2011 Opposition and August 8, 2011 Comment. The Urgent Motion for Ruling on Jurisdiction is now fully briefed. No decision has as yet been issued with respect to either the Urgent Motion for Ruling on Jurisdiction or the Manifestations dated July 14, 2011 and September 8, 2011.

On November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court. In this Motion for Intervention, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has been issued with respect to this motion. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, TCCP (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the GOB an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On September 21, 2011, the GOB delivered a notice to TCC advising that it considered TCCP’s application to be incomplete and unsatisfactory and giving TCC 30 days in which to respond. On October 19, 2011, TCCP delivered a response to the GOB’s notice. In addition, TCCP delivered a notice of dispute in accordance with the arbitration agreement between TCC and the GOB. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. On November 28, 2011, TCCP filed an administrative appeal under the 2002 Balochistan Mineral Rules, calling on the GOB to perform its obligations. On the same day, TCC filed two requests for international arbitration: one against the Government of Pakistan with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. TCCP’s administrative appeal under the 2002 Balochistan Mineral Rules was denied on March 3, 2012. Constitution of the ICC arbitration panel is in process. The GOB has filed jurisdictional objections in that proceeding. The ICSID has registered the arbitration request against Pakistan, but Pakistan has not yet taken any action in that proceeding.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), TCC, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. In late 2010, the Supreme Court of Pakistan began hearing this matter, together with several other related petitions filed against TCC or its related parties. The related petitions related to whether it is in the public interest for TCC to receive a mining lease. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. As noted above, on November 28, 2011, TCC filed the requests for international arbitration with ICSID and the ICC. Subsequently, the Supreme Court has resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking to have the CHEJVA declared invalid and applications seeking an order staying the ICSID and ICC arbitrations. On February 7, 2012, the Supreme Court issued an order directing the GOB and Pakistan to request to the ICC and ICSID to refrain from taking further steps in respect of the arbitration proceedings and to extend the deadline for nomination of an arbitrator, pending disposition of the constitutional petitions by the Supreme Court. TCC continues to pursue its rights under international arbitration, and Barrick and TCCP continue to vigorously defend the above actions. No amounts have been accrued for any potential loss under these complaints.

El Morro Claim

On October 11, 2009, Barrick entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata for $465 million in cash. El Morro is an advanced stage gold-copper project located near Barrick’s Pascua-Lama and Cerro Casale projects in Chile. On January 7, 2010, New Gold Inc. (“New Gold”) announced that it had given Xstrata notice of its intention to exercise a right of first refusal and on February 1, 2010, Xstrata notified Barrick that it was terminating its agreement with Barrick. On February 16, 2010, New Gold purported to close its purchase of the 70% interest in El Morro with funds loaned to it by Goldcorp and immediately thereafter New Gold sold this same 70% interest to Goldcorp. In early 2010, the Company filed an action in the Ontario Superior Court of Justice against New Gold, Goldcorp and Xstrata, challenging the purported exercise of New Gold’s right of first refusal on the basis that, among other things, it was not lawfully exercised.

Barrick is seeking a variety of remedies against New Gold, Goldcorp and/or Xstrata, including constructive trust, specific performance, disgorgement, damages, and other relief.

Notwithstanding that certain of the claims are based on Chilean law, the parties agreed to have the matter proceed to trial in Ontario on an expedited basis. Court proceedings concerning the El Morro Project began Monday, June 6, 2011, before the Ontario Superior Court of Justice (Commercial List). The first phase of the proceedings (concerning matters related to liability) concluded on June 30, 2011. The second phase of the proceedings (concerning matters relating to remedy) commenced on October 11, 2011 and concluded on October 31, 2011. Closing arguments were presented from January 30 to February 3, 2012 and the trial is now complete. A decision is not expected before the second quarter of 2012.

Pueblo Viejo

In April, 2010, PVDC received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. No amounts have been accrued for any potential loss under this matter.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action that, according to the legislation, could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. The Province of San Juan had previously adopted glacier protection legislation, with which Veladero and Pascua-Lama comply. In November 2010, in response to legal actions brought against the National State by local unions and San Juan based mining and construction chambers, as well as by Barrick’s subsidiaries, Barrick Exploraciones Argentina S.A. and Minera Argentina Gold S.A., which own the Veladero mine and the Argentine portion of the Pascua-Lama project, respectively, the Federal Court in the Province of San Juan, granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the new federal legislation. As a result of the intervention of the Province, the actions have been removed to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

The National Supreme Court of Justice of Argentina issued a decision determining that this case falls within its jurisdiction. The National State has filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. BEASA and MAGSA answered this remedy on June 29, 2011. No amounts have been accrued for any potential loss under this matter.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2012 gold production and sales, a $50 per ounce increase or decrease in the market gold price will result in an approximately $375-$400 million increase or decrease in the Company’s EBITDA. Industry factors that may affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	speculative trading; and

•	costs of and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2012 copper production and sales, a $.25 per pound increase or decrease in the market copper price will result in an approximately $140 million increase or decrease in the Company’s EBITDA, excluding the impact of the downside protection provided by Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	expectations of the future rate of inflation;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to six months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally nickel and silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Replacement of depleted reserves

Barrick must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. See “– Metal Price Volatility,” “– Projects,” “– Price volatility and availability of other commodities,” “– Production and cost estimates” and “– Shortages of critical parts, equipment and skilled labor.”

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “– Global Financial Condition” and “– Liquidity and Level of Indebtedness”).

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Foreign investments and operations

Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Tanzania, Zambia and Saudi Arabia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	risk of loss due to disease and other potential endemic health issues;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings; and

•	increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks may increase in an environment of rising metal prices. Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Tanzania, Zambia and Saudi Arabia, Barrick may be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political, social and economic risk compared to some other countries in which Barrick operates. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Acts of sabotage could result in damage to production facilities and delays in or curtailments of production at Porgera.

The Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licenses necessary to conduct lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

A number of economic and social issues exist that increase Barrick’s political and economic risk. Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates. In Zambia, Barrick has continued workforce training and health programs at its Lumwana mine to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. In Tanzania, ABG has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu, Tulawaka, North Mara and Buzwagi mines.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the member states of the European Union. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a continued rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Liquidity and level of indebtedness

As of December 31, 2011, Barrick had cash and cash equivalents of approximately $2.7 billion and capital leases and long-term debt of approximately $13.4 billion. Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•

Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2012 through a combination one or more of: its existing capital resources; its future cash flow from operations; issuing additional equity or unsecured debt and divestitures. Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “– Current global financial conditions”. If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services,

Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; permits

Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition. Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to ensure the health and safety of its employees, contractors and members of the community affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Security and human rights

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism have caused disruptions at certain of ABG’s operations in Tanzania and Barrick’s Porgera operation in Papua New Guinea, occasionally resulting in the suspension of operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or ABG will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or ABG’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. Barrick and ABG have implemented a number of significant measures and safeguards which are intended to ensure that their personnel understand and uphold these standards. The implementation of these measures will not guarantee that the Company’s or ABG’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in criminal and/or civil liability for the Company, ABG or their respective employees and/or financial damages or penalties.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera and at certain of ABG’s operations in Tanzania. Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine and at certain of ABG’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for both the illegal miners as well as Barrick’s and ABG’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations, however, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. See “Legal Matters – Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Peruvian sol, the Papua New Guinea kina and the Zambian kwacha. The appreciation of non-U.S. dollar currencies against the U.S. dollar has increased the costs of production at Barrick’s mines, making such mines less profitable. This may continue into the future. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. Assuming market exchange rates remain at the December 31, 2011 levels of A$1.02 against the U.S. dollar and $1.02 and CLP 520 for the U.S. dollar against the Canadian dollar and Chilean peso, respectively, Barrick expects to record gains on its operating expenditures of approximately $300 million in 2012 (about $40 per ounce on total forecast 2012 production), primarily related to Australian dollar hedges. These hedging activities do not cover all of Barrick’s future expected operating costs. There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “– Use of derivatives” and “Enterprise Risk Management – Financial Risk-Management”.

U.S. Foreign Corrupt Practices Act and Similar Worldwide Anti-Bribery Laws

The U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act and anti-bribery laws in other jurisdictions, including new anti-bribery legislation in the U.K. that took effect in 2011, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Barrick’s internal control policies and procedures always will protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

Use of derivatives

Barrick uses certain derivative products to manage the risks associated with copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (b) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. See “– Current global financial conditions”.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.7 billion at December 31, 2011). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, including the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on its variable-rate debt ($3.6 billion at December 31, 2011, which includes 100% of the non-recourse project financing facility for Pueblo Viejo drawn as of such date).

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Barrick may choose to finance any such acquisition with its existing resources. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Shortages of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties. In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Disclosure and internal controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2011, the carrying value of Barrick’s goodwill on an IFRS basis was approximately $9.63 billion or 19.7% of Barrick’s total assets. Under IFRS, goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. CGUs generally represent individual mineral or oil and gas properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter for the gold operating segments and the oil and gas segment, and at the end of the fourth quarter for the copper operating segment. In addition, at each reporting period Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick would test for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, operating costs and capital expenditures reflected in Barrick’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold, copper and oil prices; discount rates; and observable NAV multiples. Should management’s estimate of the future not reflect actual events, goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges is difficult to determine.

IPO of African Barrick Gold

On March 24, 2010, ABG began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick has retained an equity interest of 73.9% in ABG. The board of directors and/or executive management team of ABG may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. In addition, the minority shareholders of ABG represent an important new stakeholder group that is required to be considered in ABG’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by ABG could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2011, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2011 (IFRS), which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 23, 2012, there were 1,000,545,737 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 23, 2012, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 23, 2012, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. All outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) were redeemed by Barrick on February 27, 2009. The Special Voting Share was redeemed and cancelled by Barrick in March 2009.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 23, 2012, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 23, 2012:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa1	A-	A (low)

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. According to the Moody’s rating system, long-term obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. According to the S&P rating system, debt securities rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing” (meaning that it is uncertain whether a rating will be upgraded or downgraded). However, a ratings outlook does not mean that a ratings change will necessarily occur. In May 2011, S&P placed a “negative” ratings outlook on the Company’s long-term corporate debt rating following Barrick’s acquisition of Equinox (see “General Information – Transactions” for more information about this transaction).

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and with the exception of the AAA and D categories is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. According to DBRS, a rating of A (low) by DBRS is in the third highest of 10 major categories and is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. While “A (low)” is a respectable rating, entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2011, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume

	High	Low		High	Low
2011	(C$ per share)		(millions)	($ per share)		(millions)
January	52.12	45.57	71	53.85	45.60	79
February	52.62	46.69	57	53.01	47.10	60
March	52.85	47.42	60	54.26	47.91	58
April	53.11	47.33	73	55.74	49.57	68
May	48.31	43.05	67	51.00	44.25	71
June	46.86	42.06	49	48.21	42.50	61
July	48.29	43.25	42	51.00	44.25	56
August	52.23	43.92	85	52.78	44.59	96
September	55.36	46.75	89	55.94	45.16	74
October	50.71	44.09	58	50.99	42.89	163
November	54.05	48.03	71	53.26	47.19	132
December	53.87	44.80	60	53.14	43.72	144

ABG’s common shares are listed and posted for trading on the London Stock Exchange under the symbol ABG. The following table outlines the closing share price trading range and volume of shares traded by month in 2011, based on trading information provided by the LSE.

	London Stock Exchange Share Price Trading Range		Share Volume

	High	Low
2011	(UK£ per share)		(millions)
January	6.14	5.02	12.75
February	5.91	5.08	22.04
March	5.82	5.06	20.86
April	5.70	5.22	8.57
May	5.27	4.45	17.19
June	4.55	3.94	21.44
July	5.29	4.18	13.05
August	5.50	4.71	19.82
September	6.17	5.00	13.26
October	5.67	5.06	10.71
November	5.69	4.71	8.11
December	5.20	4.40	9.11

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2011.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (a) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due

2013 (the “BGFC 2013 Notes”), and (b) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. The 2008 Indenture sets out the terms and conditions pertaining to the BGFC 2013 Notes, the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. Each of the BGFC 2013 Notes, the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 and $850 million of 5.70% notes due 2041 issued by BNAF (collectively, the “BNAF Notes”). The Barrick Notes and the BNAF Notes are unconditionally guaranteed by Barrick.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In 2009, Barrick paid a total cash dividend of $0.40 per common share – $0.20 in mid-June and $0.20 in mid-December. In 2010, as a result of Barrick’s positive outlook on the gold price, its strong financial position and robust operating cash flows, Barrick’s Board of Directors authorized an annual dividend increase from $0.40 per common share to $0.48 per common share. The Board also approved moving from a semi-annual dividend to a quarterly dividend. In 2010, Barrick paid a total cash dividend of $0.44 per common share – $0.20 in mid-June, $0.12 in mid-September and $0.12 in mid-December. In 2011, Barrick’s Board of Directors authorized a further annual dividend increase from $0.48 per common share to $0.60 per common share. This 25% increase in dividend reflects the Company’s ability to generate substantial cash flows from its operations in a high gold price environment. In 2011, Barrick paid a total cash dividend of $0.51 per common share – $0.12 in mid-March, $0.12 in mid-June, $0.12 in mid-September and $0.15 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy quarterly based on, among other things, the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 23, 2012, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 2,349,500 common shares representing approximately 0.20% of the outstanding common shares of Barrick.

Directors of the Company

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 23, 2012:

Name (age) and municipality of residence	Principal occupations during past 5 years

Howard L. Beck (78) Toronto, Ontario Canada	Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971. At different times during the period from 2007 to 2011, Mr. Beck also served as a director or trustee of the following publicly-traded entities: Trizec Canada Inc., Trizec Properties Inc. and Cineplex Galaxy Income Fund.

Barrick Board Details:
• Director since 1984

C. William D. Birchall (69) Toronto, Ontario Canada	Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the William Birchall Foundation. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall did not serve as a director of any other publicly-traded companies during the period from 2007 to 2011.

Barrick Board Details:
• Vice Chairman since 2005 and Director since 1984

Name (age) and municipality of residence	Principal occupations during past 5 years

Donald J. Carty (65) Dallas, Texas USA	Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell Inc., a computer manufacturer, from January 2007 until June 2008. Mr. Carty is the former Chairman and Chief Executive Officer of AMR Corp. and American Airlines, a commercial airline company. Mr. Carty is also a member of the board of directors of Big Brothers Big Sisters Lonestar and a member of the board of trustees of Southern Methodist University. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada. Mr. Carty is also a director of Canadian National Railway Company, Dell Inc., Gluskin Sheff & Associates, Inc. and Talisman Energy Inc. At different times during the period from 2007 to 2011, Mr. Carty also served as a director of the following publicly-traded companies: CHC Helicopter Corporation and Hawaiian Holdings, Inc.

Barrick Board Details:
• Director since 2006

Gustavo Cisneros (66) Santo Domingo, Dominican Republic	Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. He is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College. Mr. Cisneros served as a director of Univision Communications Inc. until March 2007, but did not serve as a director of any other publicly traded companies from the period from 2007 to 2011.

Barrick Board Details:
• Director since 2003

Name (age) and municipality of residence	Principal occupations during past 5 years

Peter A. Crossgrove (75) Toronto, Ontario Canada	Mr. Crossgrove is the Chairman of the Board and Acting Chief Executive Officer of Excellon Resources Inc. and Vice Chairman of Detour Gold Corporation. Mr. Crossgrove is also the former Chairman and a founder of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also the former Chief Executive Officer and Vice Chairman of Placer Dome. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada, and a Member of the Order of Ontario. Mr. Crossgrove is also a director of Dundee REIT, Lake Shore Gold Corp., Pelangio Exploration Inc., and QLT Inc. Mr. Crossgrove did not serve as a director of any other publicly-traded companies during the period from 2007 to 2011.

Barrick Board Details:
• Director since 1993. Mr. Crossgrove will not stand for re-election to the Board at Barrick’s May 2, 2012 annual meeting of shareholders.

Robert M. Franklin (65) Toronto, Ontario Canada	Mr. Franklin is President of Signalta Capital Corporation, an investment company. Mr. Franklin is the former Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College. Mr. Franklin is also a director of Toromont Industries Ltd. At different times during the period from 2007 to 2011, Mr. Franklin served as a director or trustee of the following publicly-traded entities: Canadian Tire Corporation, First Uranium Corp., Great Lakes Carbon Income Fund and Resolve Business Outsourcing Income Fund.

Barrick Board Details:
• Director since 2006

Name (age) and municipality of residence	Principal occupations during past 5 years

J. Brett Harvey (61) Canonsburg, Pennsylvania USA	Mr. Harvey is Chairman and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company, and Chairman and Chief Executive Officer of CNX Gas Corporation, a natural gas company. Mr. Harvey serves on the board of a number of energy industry associations, including the coal industry advisory board of the International Energy Agency, the Leadership Council of the American Coalition for Clean Coal Electricity, the National Coal Council, the Virginia Coalfield Economic Development Authority, and he is the chairman of the Bituminous Coal Operators’ Association board of directors. Mr. Harvey is also a member of the Executive Committee of the Allegheny Conference on Community Development, a member of the National Executive Board of the Boy Scouts of America, and a director and past chairman of the Greater Pittsburgh Council of the Boy Scouts. He holds an undergraduate degree from the University of Utah. Mr. Harvey is also a director of Allegheny Technologies Inc. During the period from 2007 to 2011, CNX Gas Corporation, of which Mr. Harvey is currently Chairman and Chief Executive Officer, was a publicly-traded company

Barrick Board Details:
• Director since 2005

Dambisa Moyo (43) London, United Kingdom	Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and a past director of Room to Read and the Lundin for Africa Foundation. Dr. Moyo holds an undergraduate degree and master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Dr. Moyo is also a director of Barclays Bank PLC, Lundin Petroleum AB and SABMiller PLC. During the period from 2007 to 2011, Dr. Moyo did not serve as director of any other publicly-traded companies.

Barrick Board Details:
• Director since 2011

Name (age) and municipality of residence	Principal occupations during past 5 years

The Right Honourable Brian Mulroney (72) Montreal, Quebec Canada	Mr. Mulroney assumed the role of Senior Advisor, Global Affairs of Barrick on January 1, 2012. Mr. Mulroney is also the Chairman of Barrick’s International Advisory Board and a Senior Partner of Norton Rose Canada LLP, a law firm. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Mr. Mulroney is also a director of The Blackstone Group L.P. Quebecor Inc., and Wyndham Worldwide Corporation. At different times during the period from 2007 to 2011, Mr. Mulroney served as a director of the following publicly-traded companies: Archer Daniels Midland Company, Cendant Corporation, Independent News & Media PLC, Quebecor World Inc. and Trizec Properties, Inc.

Barrick Board Details:
• Director since 1993

Anthony Munk (51) Toronto, Ontario Canada	Mr. Anthony Munk is a Managing Director of Onex Corporation, a leading North American private equity firm. He is a director of Cineplex Inc., JELD-WEN Holding, RSI Home Products Inc. and Tomkin Building Products, Inc. He is the former Chairman of the Board of Husky Injection Molding Systems Ltd. He is also a director of the Aurea Foundation. Mr. Munk holds an undergraduate degree from Queen’s University. During the period from 2007 to 2011, Mr. Munk did not serve as a director of any other publicly-traded companies.

Barrick Board Details:
• Director since 1996

Name (age) and municipality of residence	Principal occupations during past 5 years

Peter Munk (84) Toronto, Ontario Canada	Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. He is also the former Chairman of Trizec Properties, Inc., a real estate investment trust, and the former Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada, and the recipient of several honorary degrees. Mr. Munk did not serve as a director of any other publicly-traded companies during the period from 2007 to 2011.

Barrick Board Details:
• Chairman and Director since 1984

Aaron W. Regent (46) Toronto, Ontario Canada	Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Mr. Regent is Non-Executive Chairman of ABG. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO of Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. He is the former President of Falconbridge Limited, a diversified metals and mining company. He is a council member of the International Council on Mining and Metals, and a director of the World Gold Council, the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario. Mr. Regent did not serve as a director of any other publicly-traded companies during the period from 2007 to 2011.

Barrick Board Details:
• Director since 2009

The Right Honourable Nathaniel P. Rothschild (40) Klosters, Switzerland	Mr. Rothschild is Co-Chairman of Bumi plc, a natural resources and mining company, and a director of Genel Energy plc, an oil company. Mr. Rothschild is also Chairman of JNR Limited, an investment advisory firm. Mr. Rothschild is a member of the Belfer Center’s International Council at John F. Kennedy School of Government at Harvard University. He holds a master’s degree in history from the University of Oxford. During the period from 2007 to 2011, Mr. Rothschild also served as a director of RIT Capital Partners plc and EN+ Group Limited.

Barrick Board Details:
• Director since 2010

Name (age) and municipality of residence	Principal occupations during past 5 years

Steven J. Shapiro (59) Houston, Texas USA	Mr. Shapiro is a corporate director. He is the former Executive Vice President, Finance and Corporate Development and director of Burlington Resources, Inc., an oil and gas exploration and production company. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro is also a director of Bumi plc and El Paso Corporation. Mr. Shapiro did not serve as a director of any other publicly-traded companies during the period from 2007 to 2011.

Barrick Board Details:
• Director since 2004

John L. Thornton (58) Washington, D.C. USA	Mr. Thornton is a Professor and Director of the Global Leadership Program and Chair of the Advisory Board at Tsinghua University School of Economics and Management in Beijing. Mr. Thornton is the former President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc., a financial services company. He serves as the Chairman of Board of Trustees of the Brookings Institution and is a member of the International Advisory Council of China Investment Corporation. Mr. Thornton serves as a director, trustee or advisory board member of several organizations, including the China Institute, China Securities Regulatory Commission, Council on Foreign Relations, Hotchkiss School, Morehouse College and the National Committee on U.S.- China Relations. Mr. Thornton holds an undergraduate degree from Harvard College, an undergraduate and master’s degree in jurisprudence from the University of Oxford, and a master’s degree from the Yale School of Management.

Mr. Thornton is also a director of China Unicom (Hong Kong) Limited, Ford Motor Company, HSBC Holdings plc and News Corporation. At different times during the period from 2007 to 2011, Mr. Thornton served as a director of the following publicly-traded entities: China Netcom Group Corporation (Hong Kong) Ltd., Industrial and Commercial Bank of China Ltd. and Intel Corporation.

Barrick Board Details:
• Director since February 15, 2012

Mr. Mulroney, a director of the Company, is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

Committees of the Board

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of R.M. Franklin, J.B. Harvey, H.L. Beck and D. Moyo.

Audit Committee

The Audit Committee is comprised of D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro.

Compensation Committee

The Compensation Committee is comprised of D.J. Carty, G. Cisneros, J.B. Harvey and S.J. Shapiro.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of C.W.D. Birchall, J.B. Harvey, D. Moyo and A. Regent.

Finance Committee

The Finance Committee is comprised of H.L. Beck, C.W.D. Birchall, A. Munk and N.P. Rothschild.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are G. Cisneros, B. Mulroney, and N.P. Rothschild.

Executive Officers of the Company

In addition to Peter Munk, Aaron W. Regent and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 23, 2012:

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Kelvin Dushnisky (48) Oakville, Ontario Canada	Executive Vice President, Corporate and Legal Affairs	Executive Vice President, Corporate and Legal Affairs of the Company; prior to June 2010, Executive Vice President, Corporate Affairs of the Company; prior to December 2007, Senior Vice President, Corporate Affairs of the Company.

Peter J. Kinver (56) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of the Company.

Jamie C. Sokalsky (54) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Company.

Robert Krcmarov (47) Toronto, Ontario Canada	Senior Vice President, Global Exploration	Senior Vice President, Global Exploration of the Company; prior to December 2008, Vice President, Global Exploration of the Company; prior to May 2007, Vice President, Exploration of the Company.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Don Ritz (65) Toronto, Ontario Canada	Senior Vice President, Safety and Leadership Development	Senior Vice President, Safety and Leadership Development of the Company; prior to July 2009, Vice President, Safety and Health of the Company; prior to May 2006, Vice President, Safety and Occupational Health of the Company.

Sybil Veenman (48) Toronto, Ontario Canada	Senior Vice President and General Counsel	Senior Vice President and General Counsel; prior to July 2010, Senior Vice President, Assistant General Counsel and Secretary of the Company; prior to July 2008, Vice President, Assistant General Counsel and Secretary of the Company.

Richard McCreary (49) Toronto, Ontario Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development; prior to April 2011, Head of World Markets’ Global Mining at CIBC.

Gary Halverson (53) Sandy, Utah USA	President, North America	President, North America of the Company. Prior to November 2011, President, Australia-Pacific RBU of the Company; Director of Operations Eastern Region Australia Pacific.

Igor Gonzales (57) Santiago, Chile	President, South America	President, South America.

Mike Feehan (56) Fremantle, WA Australia	President, Australia-Pacific	President, Australia-Pacific of the Company; prior to November 2011, Senior Vice President Operations Support of the Company and Director of Operations for North America.

Greg Hawkins (43) London, England	President and Chief Executive Officer, African Barrick Gold	President and Chief Executive Officer, African Barrick Gold; prior to March 2010, Chief Financial Officer, Australia-Pacific RBU of the Company; prior to June 2006, Manager, Reporting & Analysis, Australia/Africa RBU of the Company.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the integrity of Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to Barrick’s financial statements; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3. The Committee’s responsibilities shall include:

External Auditors

(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)	reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)	reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Other

(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)	reporting regularly to the Board;

(w)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9. If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.

11. The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

1.	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). There were five meetings of the Audit Committee in 2011. All of the members of the Committee attended all of the meetings held in 2011.

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, management of Barrick is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee (or if within a specified dollar threshold, the Committee Chairman).

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2011 and 2010 for professional services rendered to Barrick:

Fees(1)	2011	2010
(amount in millions)

Audit Fees(2)	$10.0	$8.5
Audit-related Fees(3)	0.6	4.8
Tax Fees	1.1	1.2
All Other Fees	0.1	0.2

Total	$11.8	$14.7

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
(2)	Audit fees increased $1.5 million from 2010 to 2011, of which $0.7 million related to the acquisition of Equinox Minerals Limited, $0.3 million related to the IFRS transition, $0.3 million related to movements in foreign exchange rates against the U.S. dollar in the jurisdictions in which audit services are provided and $0.2 million related to statutory financial statements in certain jurisdictions.
(3)	In 2011, audit-related fees primarily related to fees paid for services in connection with Barrick’s offering of debt securities ($0.3 million) and other audit-related services. In 2010, audit-related fees primarily related to fees paid for services in connection with the IFRS conversion ($1.7 million) and in connection with the offering of equity securities of African Barrick Gold plc ($3.0 million) paid in early 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2011 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to ensure that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in the MD&A and Barrick’s Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s Chief Executive Officer and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

The management of Barrick, at the direction of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2011. Based on that evaluation, Barrick’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2011. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2011 Annual Report.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s Chief Executive Officer and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The changes related to Barrick’s new copper reporting segment described above in “Narrative Description of the Business – Regional Business Units, ABG and the Copper Business Unit” will not significantly impact the design of internal control over financial reporting and disclosure. Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2011 will be included in Barrick’s 2011 Annual Report and its 2011 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Total Cash Costs and Net Cash Costs per Ounce/Pound

Total cash costs per ounce/pound and net cash costs per ounce/pound are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, and by-product credits, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and depreciation and accretion. These measures also include the gross margin generated by the Company’s Barrick Energy business unit, which was acquired to mitigate Barrick’s exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

Barrick has also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.

Barrick calculates total cash costs and net cash costs based on the Company’s equity interest in production from the Company’s mines. The Company believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where Barrick holds less than a 100% share in the production, the Company excludes the economic share of gold production attributable to the non-controlling interest. Consequently, Barrick’s production and total cash costs and net cash costs statistics only reflect the Company’s equity share of production.

Net cash costs measures the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. Barrick believes that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare the Company’s performance to other gold producers, and to better assess the overall performance of Barrick’s business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to the Company’s cost structure.

Total cash cost and net cash cost statistics are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Cost of Sales to Total Cash Costs per Ounce/Pound

	Gold			Copper			Oil and Gas			Total
	IFRS		US GAAP	IFRS		US GAAP	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Cost of sales	$5,177	$4,618	$4,281	$983	$430	$437	$156	$114	$69	$6,316	$5,162	$4,787

Less: Depreciation	1,152	1,077	874	170	88	76	97	47	30	1,419	1,212	980

	$4,025	$3,541	$3,407	$813	$342	$361	$59	$67	$39	$4,897	$3,950	$3,807

	Gold			Copper
($ millions, except per ounce/pound information in dollars)	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009
Cost of sales	$4,025	$3,541	$3,407	$813	$342	$361

Cost of sales applicable to discontinued operations	—	10	24	—	91	83

Cost of sales applicable to non-controlling interests[1]	(171)	(97)	(12)	—	—	—

Cost of sales applicable to ore purchase arrangement	(126)	(104)	(29)	—	—	—

Other metal sales	(137)	(120)	—	(3)	(6)	—

Inventory purchase accounting adjustments	—	—	—	(34)	—	—

Realized non-hedge gains/losses on fuel hedges	(5)	3	7	—	—	—

Impact of Barrick Energy	(118)	(56)	(20)	—	—	—

Total cash costs	$3,468	$3,177	$3,377	$776	$427	$444

Ounces/pounds sold – consolidated basis (000s ounces/millions pounds)	7,758	7,902	7,307	444	391	380

Ounces/pounds sold – non-controlling interest (000s ounces)[1]	(208)	(160)	(28)	—	—	—

Ounces/pounds sold – equity basis (000s ounces/millions pounds)	7,550	7,742	7,279	444	391	380

Total cash costs per ounce/per pound[2]	$460	$409	$464	$1.75	$1.10	$1.17

[1]	Relates to interest in ABG held by outside shareholders.
[2]	Total cash costs per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Net Cash Costs per Ounce/Pound

($ millions, except per ounce/pound data in dollars)	For the years ended December 31			For the three months ended December 31
	IFRS		US GAAP
	2011	2010	2009	2011	2010
Ounces gold sold – equity basis (000s)	7,550	7,742	7,279	1,865	1,831

Total cash costs per ounce – equity basis	$460	$409	$464	$505	$440

Revenues from copper sales	$1,714	$1,056	$943	$504	$323

Revenues from copper sales of discontinued operations	—	244	212	—	74

Unrealized non-hedge gold/copper derivate (gains) losses	—	—	49	—	—

Unrealized mark-to-market provisional price adjustments	—	—	(4)	—	—

Inventory purchase accounting adjustments	34	—	—	(29)	—

Realized non-hedge gold/copper derivative (losses) gains	(21)	30	—	(5)	11

Net revenues from copper excluding realized non-hedge gains/losses from copper contracts	$1,727	$1,330	$1,200	$470	$408

Copper cost of sales per consolidated statement of income	813	342	361	239	88

Copper cost of sales from discontinued operations	—	91	83	—	23

Copper credits	914	897	756	231	297

Copper credits per ounce[1]	121	116	104	123	162

Net cash costs per ounce	$339	$293	$360	$382	$278

[1]	Copper credits per ounce for three month period and year ended December 31, 2011 and December 31, 2010 may not calculate based on amounts presented in this table due to rounding.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangement; and

•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess the Company’s gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of Barrick’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/per pound1

($ millions, except per ounce/pound information in dollars)	Gold			Copper
	IFRS		US GAAP	IFRS		US GAAP
For the years ended December 31	2011	2010	2009	2011	2010	2009
Sales	$12,263	$9,687	$7,135	$1,714	$1,056	$943

Sales attributable to discontinued operations	—	43	56	—	244	212

Sales applicable to non-controlling interests	(329)	(206)	(27)	—	—	—

Sales attributable to ore purchase agreement	(137)	(111)	(26)	—	—	—

Unrealized non-hedge gold/copper derivates (gains) losses	—	—	—	—	—	49

Unrealized mark- to-market provisional price adjustment	—	(1)	—	—	—	(4)

Realized non-hedge gold/copper derivative (losses) gains	43	26	—	(21)	30	—

Export duties	73	68	30	—	—	—

Revenues – as adjusted	$11,913	$9,506	$7,168	$1,693	$1,330	$1,200

Ounces/pounds sold (000s ounces/millions pounds)	7,550	7,742	7,279	444	391	380

Realized gold/copper price per ounce/pound[1]	$1,578	$1,228	$985	$3.82	$3.41	$3.16

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Elimination of gold sales contracts;

•	Significant tax adjustments not related to current period earnings;

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Gains/losses and other one-time costs relating to acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Non-recurring restructuring costs;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Change in the measurement of the PER as a result of changes in the discount rates for closed sites.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because non-recurring tax adjustments; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and non-recurring restructuring charges do not reflect the underlying operating performance of the Company’s core mining business and are not necessarily indicative of future operating results.

Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

Starting in the fourth quarter of 2011, Barrick has also begun adjusting for changes in PER relating to the Company’s closed sites as they are not related to our day to day operations and not indicative of underlying results.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of the Company’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Barrick also presents return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance.

Adjusted net earnings and return on equity are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings and Return on Equity1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	IFRS		US GAAP
	2011	2010	2009	2011	2010
Net earnings/(losses) attributable to equity holders of the Company	$4,484	$3,582	$(4,274)	$959	$961

Elimination of gold sales contracts	—	—	5,901	—	—

Significant tax adjustments not related to current period earnings	122	(4)	59	86	74

Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	165	(65)	259	153	(17)

Acquisition/disposition adjustments[2]	(165)	(62)	(85)	(6)	(20)

Foreign currency translation (gains)/losses	(5)	32	(95)	21	(5)

Restructuring costs	2	43	15	—	3

Acquisition related costs[3]	97	—	—	(18)	—

Changes in PER discount rate for closed sites	32	—	—	32	—

Unrealized (gains)/losses on non-hedge derivative instruments	(66)	(9)	30	(61)	22

Adjusted net earnings	$4,666	$3,517	$1,810	$1,166	$1,018

Net earnings/(losses) per share[4]	$4.49	$3.63	$(4.73)	$0.96	$0.97

Adjusted net earnings per share[4]	$4.67	$3.56	$2.00	$1.17	$1.02

Average Shareholders’ Equity	$21,418	$17,352	$15,170	$22,869	$18,805

Return on equity[5]	22%	20%	12%	20%	22%

[1]	Amounts presented in this table are post-tax.
[2]

For the three month period ended December 31, 2011, includes gains on sale of assets. For the year ended December 31, 2011 includes gain on sale assets of $188 million, partially offset by a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% interest in Cortez property.

[3]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 26, 2012. As well, additional financial information is provided in the Company’s 2011 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2011 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from the EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.